Alison W. Miller 150 West Flagler Street, Suite 2200 Miami, FL 33130 Direct: (305) 789-3500 Fax: (305) 789-2642 Email: amiller@stearnsweaver.com

August 13, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn:	Scott Anderegg, Staff Attorney
Robert Shapiro, Staff Accountant

Re:	BBX Capital Florida LLC (“New BBX Capital”)
Registration Statement on Form 10-12G
Filed June 17, 2020
File No. 000-56177

Dear Messrs. Anderegg and Shapiro:

As we discussed, this correspondence is being submitted as a supplemental response to the Staff’s comments.

1. In response to the Staff’s oral comment regarding the disclosure of the name of the customer at Renin which represented more than 10% of consolidated revenues in 2017 (but less than 10% in 2018 and 2019), New BBX Capital has confirmed that the loss of such customer would not have a material adverse effect on New BBX Capital and its subsidiaries taken as a whole and, accordingly, consistent with Regulation S-K 101, the name of the customer will not be added to the document.

2. Attached are the pages reflecting the revisions proposed to be made in Amendment No. 1 to the Registration Statement expected to be filed on August 17, 2020 with respect to (i) the Unaudited Pro Forma Financial Statements updated for the six months ended June 30, 2020, (ii) the updating of the MD&A and financial statements for June 30, 2020, and (iii) the risk factors disclosing Parent’s right to defer interest on the promissory note executed in favor of New BBX Capital.

We very much appreciate your review of these items and your assistance in this matter. If you have any questions or concerns, please call me at: 305-937-9938 or reach me by email at amiller@stearnsweaver.com

Sincerely,

Alison W. Miller

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

The unaudited pro forma combined financial statements set forth below have been derived from New BBX Capital’s historical annual and interim financial statements, including its unaudited statement of financial condition as of June 30, 2020, its unaudited statement of operations for the six months ended June 30, 2020, and its audited statement of operations for the year ended December 31, 2019, which are included elsewhere in this information statement. New BBX Capital’s historical financial statements include allocations of certain expenses from Parent, including expenses for costs related to functions such as treasury, tax, accounting, legal, internal audit, human resources, public and investor relations, general management, shared information technology systems, corporate governance activities, executive services and centrally managed employee benefit arrangements.

The unaudited pro forma combined financial statements give effect to the following transaction accounting adjustments:

•	a cash contribution by Parent to New BBX Capital in the amount of $2.8 million based on Parent’s June 30, 2020 cash and cash equivalent and short-term investment balances;

•	the $75 million promissory note expected to be made by Parent in favor of New BBX Capital in connection with the spin-off; and

•

New BBX Capital’s anticipated post-distribution capital structure, including the issuance of approximately 15,624,091 shares of New BBX Capital’s Class A Common Stock to holders of Parent’s Class A Common Stock and approximately 3,693,596 shares of New BBX Capital’s Class B Common Stock to holders of Parent’s Class B Common Stock (in each case, based upon the number of outstanding shares of Parent’s Class A Common Stock or Class B Common Stock, as applicable, on June 30, 2020, the one-for-five reverse split of Parent’s Class A Common Stock and Class B Common Stock effected on July 22, 2020, and a distribution ratio of one share of New BBX Capital’s Class A Common Stock for each share of Parent’s Class A Common Stock and one share of New BBX Capital’s Class B Common Stock for each share of Parent’s Class B Common Stock).

The unaudited pro forma statements of operations for the six months ended June 30, 2020 and the year ended December 31, 2019 give effect to the spin-off and the related transactions described above as if they had occurred on January 1, 2019. The unaudited pro forma balance sheet as of June 30, 2020 gives effect to the spin-off and the related transactions described above as if they had occurred on such date.

In management’s opinion, the unaudited pro forma combined financial statements reflect adjustments necessary to present fairly New BBX Capital’s pro forma results and financial position as of and for the periods indicated. The pro forma adjustments are based on currently available information and assumptions management believes are, under the circumstances and given the information available at this time, reasonable, directly attributable to New BBX Capital’s separation from Parent, and reflect changes necessary to reflect New BBX Capital’s financial condition and results of operations as if New BBX Capital was a stand-alone entity.

The unaudited pro forma combined financial statements are for illustrative and informational purposes only and are not intended to represent what New BBX Capital’s results of operations or financial position would have been had the spin-off and related transactions occurred on the dates assumed. The unaudited pro forma combined financial statements also should not be considered indicative of New BBX Capital’s future results of operations or financial position as a separate, publicly-traded company.

Parent currently provides many corporate functions on New BBX Capital’s behalf, including those described above, and New BBX Capital’s historical financial statements include allocations of these expenses from Parent. We believe that these allocations are representative of costs that New BBX Capital would have incurred as a separate stand-alone publicly-traded company. However, future costs that New BBX Capital may incur as a stand-alone publicly-traded company are uncertain and may be higher or lower than the historical allocations in the unaudited pro forma combined financial statements.

Notwithstanding the adverse impact that the COVID-19 pandemic has had and may in the future have on New BBX Capital’s businesses and operations, we believe that the revenues and expenses in the pro forma statement of operations for the six months ended June 30, 2020 and the year ended December 31, 2019 are revenues and expense that are likely to reoccur in the next twelve months.

Costs related to the spin-off prior to its completion have been and will be borne by Parent. These costs include, but are not limited to, the recognition in contemplation of the spin-off of compensation expense related to the acceleration of the vesting of restricted stock awards previously granted to Parent’s executives (for which unrecognized compensation expenses were $19.8 million as of June 30, 2020) and the cost of the expected cash payout to settle Parent’s long-term incentive program for 2020 (which was historically paid primarily in stock awards) (each subject to approval of the Compensation Committee of Parent’s Board of Directors). Accordingly, these costs were not allocated to New BBX Capital or otherwise reflected in New BBX Capital’s financial statements, including New BBX Capital’s historical and pro forma statements of operations contained herein.

The unaudited pro forma combined financial statements should be read in conjunction with New BBX Capital’s historical financial statements and accompanying notes included elsewhere in this information statement and the financial and other information contained in the section of this information statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

New BBX Capital

Unaudited Pro Forma Statement of Operations

For the Six Months Ended June 30, 2020

(In thousands)

		Transaction			Autonomous
		Accounting			Entity
	Historical	Adjustments			Adjustments			Pro Forma
Revenues:
Trade sales	$63,936	—			—			63,936
Sales of real estate inventory	9,278	—			—			9,278
Interest income	199	2,250	(B	)	—			2,449
Net losses on sales of real estate assets	(34)	—			—			(34)
Other revenue	1,406	—			—			1,406

Total revenues	74,785	2,250			—			77,035

Costs and Expenses:
Cost of trade sales	52,173	—			—			52,173
Cost of real estate inventory sold	6,106	—			—			6,106
Interest expense	—	—			—			—
Recoveries from loan losses, net	(5,037)	—			—			(5,037)
Impairment losses	30,740	—			—			30,740
Selling, general and administrative expenses	35,914	—			—			35,914

Total costs and expenses	119,896	—			—			119,896

Operating profits (losses)	(45,111)	2,250			—			(42,861)

Equity in net earnings of unconsolidated real estate joint ventures	696	—			—			696
Other income	111	—			—			111
Foreign exchange gain	272	—			—			272

Loss from continuing operations before income taxes	(44,032)	2,250			—			(41,782)
Benefit (provision) for income taxes	9,214	(471)	(C	)	—			8,743

Net Loss from continuing operations	(34,818)	1,779			—			(33,039)
Less: Net loss attributable to noncontrolling interests	4,312	—			—			4,312

Net Loss from continuing operations attributable to parent/shareholders	$(30,506)	1,779			—			(28,727)

Earnings per common share
Basic						(D	)	(1.49)
Diluted						(E	)	(1.49)
Weighted-average common shares outstanding
Basic						(F	)	19,261
Diluted						(F	)	19,261

See accompanying notes to unaudited pro forma combined financial statements

New BBX Capital

Unaudited Pro Forma Statement of Financial Condition

As of June 30, 2020

(In thousands)

	Historical	Transaction Accounting Adjustments			Autonomous Entity Adjustments	Pro Forma
ASSETS
Cash and cash equivalents	$96,537	2,828	(A	)	—	99,365
Restricted cash	529	—			—	529
Trade accounts receivable, net	15,157	—			—	15,157
Trade inventory	20,501	—			—	20,501
Real estate	63,897	—			—	63,897
Investments in unconsolidated real estate joint ventures	63,775	—			—	63,775
Property and equipment, net	28,990	—			—	28,990
Goodwill	14,864	—			—	14,864
Intangible assets, net	6,392	—			—	6,392
Operating lease assets	79,853	—			—	79,853
Note receivable from parent	—	75,000	(A	)	—	75,000
Due from Parent	683	—			—	683
Other assets	15,614	—			—	15,614
Deferred tax asset, net	9,944	—			—	9,944
Discontinued operations total assets	61	—			—	61

Total assets	$416,797	77,828			—	494,625

LIABILITIES AND EQUITY
Liabilities:
Accounts payable	11,814	—			—	11,814
Accrued expenses	14,440	—			—	14,440
Other liabilities	6,597	—			—	6,597
Operating lease liabilities	96,119	—			—	96,119
Notes payable and other borrowings	41,614	—			—	41,614
Discontinued operations total liabilities	41	—			—	41

Total liabilities	170,625	—			—	170,625

Redeemable noncontrolling interest	1,759	—			—	1,759
Equity:
Parent’s equity	242,932	77,828	(A	)	—	320,760
Accumulated other comprehensive income	1,203	—			—	1,203
Noncontrolling interests	278	—			—	278

Total equity	244,413	77,828			—	322,241

Total liabilities and equity	$416,797	77,828			—	494,625

See accompanying notes to unaudited pro forma combined financial statements

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

A.

Pursuant to the Separation and Distribution Agreement between Parent and New BBX Capital, Parent willenter into a $75 million promissory note in favor of New BBX Capital and contribute to New BBX Capital the cash and cash equivalents of Parent at the time of the spin-off other than the cash and cash equivalents of Bluegreen Vacations and $25 million of cash and cash equivalents and short-term investments to be retained by Parent. While the actual amount of the cash contribution will be based on the balance of Parent’s cash and cash equivalents and short-term investments at the time of the spin-off, the pro forma cash contribution anticipated to be made to New BBX Capital would be approximately $2.8 million based on Parent’s cash and cash equivalent and short-term investment balances at June 30, 2020, the $25.0 million in cash and cash equivalent and short-term investments to be retained by Parent, and an estimated $18.6 million in cash incentive compensation expected to paid to Parent’s executives for 2020 services, including the payout of cash to settle Parent’s long-term incentive program for 2020 which was historically paid primarily in stock awards, in connection with the spin-off (subject to approval of the Compensation Committee of Parent’s Board of Directors).

B.	Adjustment represents interest income from the Parent’s $75 million promissory note that bears interest at 6.0% per annum.

C.	Represents the provision for income taxes based on the estimated effective income tax rate of 20.9% for thesix months ended June 30, 2020 and 24.5% for the year ended December 31, 2019.

D.

Pro forma basic and diluted earnings (loss) per share were calculated based on income (loss) from continuing operations attributable to shareholders divided by the weighted average pro forma basic common shares and diluted common shares, respectively, outstanding for the period.

E.

Pro forma weighted average basic and diluted common shares outstanding for the six months endedJune 30, 2020 and the year ended December 31, 2019 reflect the Parent’s historical basicweighted average shares outstanding for the respective periods adjusted for a 1 for 5 reverse stock split and the accelerated vesting of outstanding restricted stock awards as of January 1, 2019 (or when the restricted stock awards were granted if the grant date for the applicable award was subsequent to January 1, 2019).

permanent decreases in discretionary spending and reductions in demand for VOIs or travel or vacation ownership stays, retail store and confectionery products, home improvement products or real estate, each of which would have a material adverse impact on our business, operating results and financial condition. As detailed throughout this Information Statement, the demand for the Company’s products and services has been adversely impacted by the COVID-19 pandemic and there is no assurance that sales volumes and revenues will improve, will not further decline, or will return to pre-pandemic levels in the foreseeable future, if ever, and this and other factors may result in the recognition of additional impairment losses in future periods. BBX Capital’s management is evaluating the potential operating deficits and liquidity requirements of its subsidiaries as a result of the impact of the pandemic and may determine not to provide additional funding or capital to subsidiaries whose operations they believe may not be sustainable.

New BBX Capital will rely on cash on hand and dividends from its subsidiaries.

New BBX Capital will rely on its cash and cash equivalents payments received by it pursuant to the terms of the $75 million note issued to it by parent and on dividends from its subsidiaries in order to fund its operations and investments. During the year ended December 31, 2019 and the six months ended June 30, 2020, cash generated from operations was                      and                     , respectively.

Accordingly, if cash flow is not sufficient to fund New BBX Capital’s liquidity needs or New BBX Capital otherwise determines it is advisable to do so, BBX Capital might seek to liquidate some of its investments or seek to fund its operations with the proceeds of additional equity or debt financing. Such financing may not be available on commercially reasonable terms, if at all, and if New BBX Capital chooses to liquidate its investments, it may be forced to do so at depressed prices. Further, Parent may elect to defer interest payments due under the note. See the risk factor below entitled “Parent may incur additional indebtedness and may defer interest payments under its $75 million promissory note to New BBX Capital.”

New BBX Capital’s acquisitions and investments may generate losses, require it to obtain additional financing and expose it to additional risks.

New BBX Capital has made investments in and acquisitions of operating companies, such as its 50% equity interest investment in The Altman Companies and its acquisitions of Renin, IT’SUGAR, and other businesses in the confectionery industry. New BBX Capital may also seek to make opportunistic investments outside of its existing portfolio. Some of these investments and acquisitions may be material. While New BBX Capital seeks to make investments and acquisitions in companies that provide opportunities for growth, its investments or acquisitions may not prove to be successful or, even if successful, may not initially generate income, or may generate income on an irregular basis or over a long time period. Accordingly, our results of operations may vary significantly on a quarterly basis and from year to year as a result of acquisitions and investments. Acquisitions or investments expose New BBX Capital to the risks of the businesses acquired or invested in. Acquisitions and investments entail numerous risks, including:

•	Risks associated with achieving profitability;

•	Difficulties in integrating and assimilating acquired management, acquired company founders, and operations;

•	Losses and unforeseen expenses or liabilities;

•	Risks associated with entering new markets in which we have no or limited prior experience;

•	The potential loss of key employees or founders of acquired organizations;

•	Risks associated with transferred assets and liabilities; and

•	The incurrence of significant due diligence expenses relating to acquisitions, including with respect to those that are not completed.

New BBX Capital may not be able to integrate or profitably manage acquired businesses, including Renin, IT’SUGAR, and its other operating businesses or its investment in The Altman Companies, without substantial costs, delays, or other operational or financial difficulties, including difficulties in integrating information systems and personnel and establishing control environment processes across acquired businesses. Further, New BBX Capital may not be able to monitor the day to day activities of its investments in joint ventures, and failure to do so could have a material adverse effect on its business, financial condition and results of operations. In addition, to the extent that operating businesses are acquired outside the United States or the State of Florida, there will be additional risks related to compliance with foreign regulations and laws including tax laws, labor laws, currency fluctuations and geographic economic conditions.

Parent may incur additional indebtedness and may defer interest payments under its $75 million promissory note to New BBX Capital.

In connection with the spin-off, Parent will, in addition to its cash contribution to New BBX Capital, execute a $75 million promissory note in favor of New BBX Capital. Amounts outstanding under the note will accrue interest at a rate of 6% per annum. The note will require payments of interest only on a quarterly basis. It is also anticipated that payments may be deferred at the option of Parent, with amounts deferred to accrue interest at a cumulative, compounded rate of 8% per annum. All outstanding amounts under the note will become due and payable in five years or upon certain events. Parent’s principal sources of liquidity have historically been its available cash and short term investments, distributions from real estate joint ventures and sales of real estate assets held by BBX Capital Real Estate, and dividends from Bluegreen Vacations. Following the spin-off, Parent will be a Bluegreen Vacations holding company with limited operations. It is currently expected that Parent will incur approximately $700,000 in annual executive compensation expenses, approximately $1.5 - $2.0 million annually in other general and administrative expenses, including costs associated with being a public company, and annual interest expense of approximately $7.3 million associated with Woodbridge’s junior subordinated debentures and the promissory note to New BBX Capital. While Parent will retain $25 million of cash and cash equivalents in connection with the spin-off, which Parent believes will be sufficient to fund its operations and satisfy its obligations for two years, following the spin-off, Parent will rely primarily on dividends from Bluegreen Vacations to fund its operations and satisfy its debt service requirements and other liabilities, including its promissory note to New BBX Capital. The COVID-19 pandemic has resulted in uncertainty regarding Bluegreen Vacations’ operations and cash flow, and Bluegreen Vacations announced during April 2020 that it has suspended its regular quarterly dividend. While Bluegreen Vacations declared a special cash dividend on its common stock of $1.19 per share during July 2020 which is payable on August 21, 2020, there is no assurance that Bluegreen Vacations will resume the payment of regular dividends consistent with prior periods, in the time frames or amounts previously paid, or at all, or pay any other special cash dividends in the future. Parent has agreed to utilize its proceeds from the special cash dividend declared by Bluegreen Vacations to repay Parent’s $80.0 million note to Bluegreen Vacations. If Parent does not receive sufficient dividends from Bluegreen Vacations, Parent may be unable to satisfy its debt service obligations, including payments under the promissory note to New BBX Capital. In addition, Parent may in the future pursue a transaction to increase its ownership in Bluegreen Vacations, including a transaction or transactions which would result in Bluegreen Vacations once again becoming an indirect wholly-owned subsidiary of Parent. In connection with any such transaction or otherwise, Parent may in the future seek additional funds from third party sources, which may include the incurrence of additional indebtedness. Any such additional indebtedness would increase Parent’s debt service requirements and may impair Parent’s ability to satisfy its payment obligations under its promissory note to New BBX Capital. Parent’s promissory note to New BBX Capital is unsecured, and New BBX Capital may not have an adequate remedy in the event of a default by Parent under the note.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULT OF OPERATIONS

You should read the following discussion of our results of operations and financial condition together with our historical financial statements and accompanying notes that we have included elsewhere in this information statement as well as the discussion in the section of this information statement entitled “Business.” The following discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, without limitation, those discussed in the sections of this information statement entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

The historical and pro forma financial statements included in this information statement may not reflect what New BBX Capital’s business, financial position or results of operations would have been had it been a separate, publicly-traded company during the periods presented or what its results of operations, financial position, and cash flows will be in the future. For additional information about New BBX Capital’s past financial performance and the basis of presentation of New BBX Capital’s financial statements, please see “Unaudited Pro Forma Financial Statements” and New BBX Capital’s historical financial statements and the notes thereto included elsewhere in this information statement,

Overview

BBX Capital Florida LLC is currently a Florida limited liability company. Prior to the spin-off, BBX Capital Florida LLC will be converted into a Florida corporation. BBX Capital Florida LLC or the corporation into which it is converted is referred to together with its subsidiaries as the “Company,” “we,” “us,” or “our,” and without its subsidiaries as “New BBX Capital.”

The Company is a Florida-based diversified holding company whose principal investments are BBX Capital Real Estate LLC (“BBX Capital Real Estate” or “BBXRE”), BBX Sweet Holdings, LLC (“BBX Sweet Holdings”), and Renin Holdings, LLC (“Renin”).

The Company’s goal is to build long-term shareholder value. Since many of the Company’s assets do not generate income on a regular or predictable basis, the Company’s objective is long-term growth as measured by increases in book value and intrinsic value over time. The Company regularly reviews the performance of its investments and, based upon economic, market, and other relevant factors, considers transactions involving the sale or disposition of all or a portion of its assets, investments, or subsidiaries.

As of June 30, 2020, the Company had total consolidated assets of approximately $416.8 million and Parent’s equity of approximately $242.9 million.

Impact of the COVID-19 Pandemic

The COVID-19 pandemic has caused, and continues to cause, an unprecedented disruption in the U.S. and global economies and the industries in which the Company operates due to, among other things, government ordered “shelter in place” and “stay at home” orders and advisories, travel restrictions, and restrictions on business operations, including government guidance with respect to travel, public accommodations, social gatherings, and related matters. The disruptions arising from the pandemic and the reaction of the general public had a significant adverse impact on the Company’s financial condition and operations during the six months ended June 30, 2020. The duration and severity of the pandemic and related disruptions, as well as the adverse impact on economic and market conditions, are uncertain; however, given the nature of these circumstances, the adverse impact of the pandemic on the Company’s consolidated results of operations, cash flows, and financial condition in 2020 has been, and is expected to continue to be, material. Furthermore, although the duration and severity of the effects of the pandemic are uncertain, demand for many of the Company’s products and services may remain weak for a significant length of time, and the Company cannot predict if or when the industries in which the Company operates will return to pre-pandemic levels.

Although the impact of the COVID-19 pandemic on the Company’s principal investments and management’s efforts to mitigate the effects of the pandemic has varied, as described in further detail below, New BBX Capital and its subsidiaries have sought to take steps to manage expenses through cost saving initiatives and reductions in employee head count and actions to increase liquidity and strengthen the Company’s financial position, including maintaining availability under lines of credit and reducing planned capital expenditures. As of June 30, 2020, the Company’s consolidated cash balances were $96.5 million.

See below for additional discussion related to the current and estimated impacts of the COVID-19 pandemic on the Company’s principal investments.

Summary of Combined Results of Operations for the Six Months Ended June 30, 2020 and 2019

Consolidated Results

The following summarizes key financial highlights for the six months ended June 30, 2020 compared to the same 2019 period:

•	Total consolidated revenues of $74.8 million, a 28.9% decrease compared to the same 2019 period.

•	Loss before income taxes from continuing operations of $44.0 million compared to income of $7.4 million during the same 2019 period.

•	Net loss attributable to Parent of $30.6 million compared to income of $1.8 million during the same 2019 period.

The Company’s consolidated results for the six months ended June 30, 2020 compared to the same 2019 period were significantly impacted by the following:

•	A decrease in BBX Sweet Holdings’ revenues primarily attributable to the impact of the COVID-19 pandemic on its operations, including the closure of IT’SUGAR’s retail locations in March 2020.

•

The recognition of impairment losses of $30.7 million in the 2020 period primarily related to goodwill and long-lived assets associated with IT’SUGAR as a result of the impact of the COVID-19 pandemic.

•	A net decrease in sale activity by BBX Capital Real Estate and its joint ventures in the 2020 period as compared to the 2019 period.

•

A net decrease in selling, general and administrative expenses primarily attributable to cost mitigating activities implemented in the 2020 period in response to the COVID-19 pandemic, including permanent and temporary reductions in workforce.

Segment Results

New BBX Capital currently reports the results of its business activities through the following reportable segments: BBX Capital Real Estate, BBX Sweet Holdings, and Renin.

Information regarding income before income taxes by reportable segment is set forth in the table below (in thousands):

	For the Six Months Ended June 30,
	2020	2019	Change
BBX Capital Real Estate	$3,672	21,527	(17,855)
BBX Sweet Holdings	(38,952)	(4,166)	(34,786)
Renin	1,925	1,071	854
Other	(3,044)	245	(2,289)
Reconciling items and eliminations	(7,633)	(11,269)	2,636

(Loss) income before income taxes from continuing operations	(44,032)	7,408	(51,440)
Benefit (provision) for income taxes	9,214	(2,148)	11,362

Net (loss) income from continuing operations	(34,818)	5,260	(40,078)
Discontinued operations	(74)	(3,523)	3,449

Net (loss) income	(34,892)	1,737	(36,629)
Less: Net loss attributable to noncontrolling interests	4,312	68	4,244

Net (loss) income attributable to Parent	$(30,580)	1,805	(32,385)

BBX Capital Real Estate Reportable Segment

Segment Description

BBX Capital Real Estate (or BBXRE) is engaged in the acquisition, development, construction, ownership, financing, and management of real estate and investments in real estate joint ventures, including investments in multifamily rental apartment communities, single-family master-planned for sale housing communities, and commercial properties located primarily in Florida. In addition, BBXRE owns a 50% equity interest in the Altman Companies, a developer and manager of multifamily apartment communities, and also manages the legacy assets acquired in connection with the Company’s sale of BankAtlantic in 2012, including portfolios of loans receivable, real estate properties, and judgments.

Overview

Although BBXRE has not to date been as significantly impacted by the COVID-19 pandemic as BBX Sweet Holdings, the effects of the pandemic have impacted BBXRE’s operations and are expected to impact its operating results and financial position for the year ended December 31, 2020. Recent construction activities have continued at BBXRE’s existing projects, and following some disruptions in March and April 2020, sales at BBXRE’s single-family home developments generally returned to pre-pandemic levels. However, the effects of the pandemic, including increased unemployment and economic uncertainty, as well as recent increases in the number of COVID-19 cases in Florida and throughout the United States, have impacted rental activities at BBXRE’s multifamily apartment developments. In addition, the effects of the pandemic, including the impact on general economic conditions and real estate and credit markets, have increased uncertainty relating to the expected timing and pricing of future sales of multifamily apartment developments, single-family homes, and developed lots at BBXRE’s Beacon Lake Community, as well as the timing and financing of new multifamily apartment developments.

While the Company expects that the impact of the COVID-19 pandemic will adversely affect BBXRE’s operating results and financial condition for the year ended December 31, 2020, particularly with respect to the expected timing of sales, the Company evaluated various factors, including asset-specific factors, overall economic and market conditions, and the excess of the expected profits associated with such assets in relation to their carrying amounts, and concluded that, except as discussed below, there had not been a significant decline in the fair value of most of BBXRE’s real estate assets as of June 30, 2020 that should be recognized as an impairment loss. As part of this evaluation, the Company considered the sales at its single-family home developments (which remain at or near pre-pandemic levels), continued collection of rent at its multifamily apartment developments, and indications that there has not to date been a significant decline in sales prices for single family homes or an increase in capitalization rates for multifamily apartment communities. However, the Company recognized $2.7 million of impairment losses during the six months ended June 30, 2020 primarily related to a decline in the estimated fair values of certain of BBXRE’s investments in joint ventures, including i) a joint venture that is developing an office tower, as the market for office space has been more significantly impacted by the pandemic compared to the single family and multifamily markets in which BBXRE primarily invests, and ii) a joint venture invested in a multifamily apartment community in which BBXRE purchased its interest following the stabilization of the underlying asset at a purchase price calculated based on assumptions related to the timing and pricing of the sale of the asset, both of which have been impacted by the pandemic.

There is no assurance that the real estate market will not be materially adversely impacted by the pandemic or otherwise, that the sales prices of single-family homes will not materially decline, that rents will be paid when due or at all, or that market rents will not materially decline. While government efforts to delay or forestall evictions and the availability of judicial remedies have not to date materially impacted BBXRE’s operations, they may in the future have an adverse impact on both market values and BBXRE’s operating results. Further, the effects of the pandemic may impact the costs of operating BBXRE’s real estate assets, including, but not limited to, an increase in property insurance costs indicated by recent quotes of insurance costs that are higher than pre-pandemic levels, which could also have an adverse impact on market values and BBXRE’s operating results. BBXRE will continue to monitor economic and market conditions and may recognize further impairment losses in future periods as a result of various factors, including, but not limited to, material declines in overall real estate values, sales prices for single family homes, and/or rental rates for multifamily apartments.

Prior to the pandemic, BBXRE previously disclosed that it anticipated that its operating profits would decline in 2020 as compared to recent prior periods when significant sales of assets were consummated, and BBXRE expects that the effects of the COVID-19 pandemic will result in a further decline in its results of operations for 2020. Further, as BBXRE’s primary focus in 2020 was to source investments in new development opportunities with the goal of building a diversified portfolio of real estate investments that generate profits in future periods, the effects of the COVID-19 pandemic may impact BBXRE over a longer term to the extent that its ability to identify new development opportunities that meet its investment criteria or source debt or equity capital from unaffiliated third parties is adversely impacted. While BBXRE may be able to identify opportunistic investments in a recessionary environment that could be funded with available cash, there is no certainty that such opportunities will be identified, that such opportunities will meet the Company’s investment criteria, or that required funds will be available for that purpose.

As a result of the above factors, including the potential impact of the COVID-19 pandemic on sales of existing projects and investments in new development opportunities, BBXRE’s results of operations and financial condition may be materially adversely impacted by the effects of the pandemic in future periods.

The Altman Companies and Related Investments

During the six months ended June 30, 2020, the Altis at Wiregrass joint venture, which was sponsored by the Altman Companies, sold its 392 unit multifamily apartment community in Tampa, Florida. As a result of the sale, BBXRE recognized $0.8 million of equity earnings and received $2.3 million of distributions from the venture during the six months ended June 30, 2020. BBXRE also contributed $1.3 million of additional capital to the Altman Companies to fund operations and invested $10.9 million in existing real estate joint ventures sponsored by the Altman Companies, including $1.6 million in additional equity contributions to the Altis Miramar West, Altis Miramar East, and Altis at Lake Willis joint ventures and an $8.5 million preferred equity contribution to the Altis at Ludlam joint venture.

To date, the COVID-19 pandemic has not significantly impacted construction activities which remain ongoing at the existing projects sponsored by the Altman Companies, and as a result, the Altman Companies continues to generate development and general contractor fees from such projects. In addition, the Altman Companies had collected in excess of 95% of the rents at the multifamily apartment communities under its management through July 2020, although initial collections of August 2020 rent were slower than in prior months. With respect to its leasing activities, while leasing was conducted virtually during March through May 2020, the Altman Companies has reopened its leasing offices for visits by appointment. However, as a result of the effects of the pandemic, the Altman Companies has experienced a decline in tenant demand and in the volume of new leases at certain of its communities, which has resulted in an increase in concessions offered to prospective and renewing tenants in an effort to maintain occupancy at its stabilized communities or increase occupancy at its communities under development. Further, some jurisdictions have imposed moratoriums on evictions.

BBXRE and the Altman Companies currently believe that market participants for multifamily apartment communities similar to those sponsored and managed by the Altman Companies are generally assuming a short to medium term decline in occupancy and market rents and an increase in rent concessions and a recovery in occupancy and rental rates in 12-24 months. However, the impact of the COVID-19 pandemic on the economy remains uncertain, and the effects of the pandemic, including a prolonged economic downturn, high unemployment, the expiration of or a decrease in government benefits to individuals, and government-mandated moratoriums on tenant evictions, could ultimately have a longer term and more significant impact on rental rates, occupancy levels, and rent collections, including an increase in tenant delinquencies and/or requests for rent abatements. These effects would impact the amount of rental revenues generated from the multifamily apartment communities sponsored and managed by the Altman Companies, the extent of management fees earned by the Altman Companies, and the ability of the related joint ventures to stabilize and successfully sell such communities. Furthermore, a decline in rental revenues at developments sponsored by the Altman Companies could require it, as the sponsor and managing member, to fund operating shortfalls in certain circumstances.

Further, BBXRE and the Altman Companies believe that capitalization rates for multifamily apartment communities similar to those sponsored and managed by the Altman Companies have largely remained steady, as the impact of the increased uncertainty in the overall market has generally been seen as having been offset by the impact of the significant decline in interest rates. However, the impact of the COVID-19 pandemic on economic conditions in general, including the uncertainty regarding the severity and duration of such impact, has adversely impacted the level of real estate sales activity and overall credit markets and may ultimately have a significant adverse impact on capitalization rates and real estate values in future periods, particularly if there is a prolonged economic downturn.

If there is a significant adverse impact on real estate values as a result of lower rental revenues, higher capitalization rates, or otherwise, the joint ventures sponsored by the Altman Companies may be unable to sell their respective multifamily apartment developments within the time frames previously anticipated and/or for the previously forecasted sales prices, if at all, which may impact the profits expected to be earned by BBXRE from its investment in the managing member of such projects and could result in the recognition of impairment losses related to BBXRE’s investment in such projects. Furthermore, the Altman Companies may be unable to close on the equity and/or debt financing necessary to commence the construction of new projects, including the development of Altis at Lake Willis, which could result in increased operating losses at the Altman Companies due to a decline in development, general contractor, and management fees, the recognition of impairment losses by BBXRE and/or the Altman Companies related to their current investments in predevelopment expenditures and land acquired for development, and the recognition of impairment losses related to BBXRE’s overall investment in the Altman Companies, as the profitability and value of the Altman Companies is directly correlated with its ability to source new development opportunities.

Beacon Lake Master Planned Development

During the six months ended June 30, 2020, BBXRE continued the development of the lots comprising Phase II of the Beacon Lake Community in St. Johns County, Florida, which is expected to include approximately 400 single-family homes and 196 townhomes, and an additional 79 lots for single-family homes as part of Phase III of the project and sold to homebuilders 71 single family lots and 38 townhome lots. In addition, as part of BBXRE’s efforts to maximize liquidity in light of overall economic conditions, the community development district related to the Beacon Lake Community issued $8.6 million of additional community development bonds. The funds from the issuance were used to reimburse BBXRE for its funding of ongoing development costs related to Phases II and III and the repayment of a portion of the bonds previously issued by the community development district. As of June 30, 2020, BBXRE had entered into purchase agreements with homebuilders to sell developed lots for an additional 373 single-family homes and 158 townhomes as part of Phases II and III and has collected deposits related to these purchase agreements.

Following the initial outbreak of COVID-19 in March 2020, homebuilders at the Beacon Lake Community experienced a decline in the volume of sales traffic and home sales and requested extensions of their existing agreements for the purchase of additional developed lots from BBXRE, and BBXRE agreed to such extensions. Subsequently, sales activity significantly increased in May 2020 and generally returned to pre-pandemic levels in June and July 2020. Accordingly, BBXRE currently expects the remaining sale of developed lots to occur pursuant to the modified takedown schedules under its purchase agreements with homebuilders. However, there is no assurance that this will be the case, and the effects of the COVID-19 pandemic on the economy and demand for single-family housing remain uncertain and could result in further requests by homebuilders to extend the timing of their purchase of developed lots and/or failure of the homebuilders to meet their obligations under these contracts. In addition, a decline in home prices as a result of the economic impacts associated with the COVID-19 pandemic could result in a decrease in contingent revenues expected to be earned by BBXRE in connection with sales of homes by homebuilders on developed lots previously sold to them, as well as a decrease in the expected sales prices for the unsold lots comprising the remainder of the Beacon Lakes Community. Although BBXRE is not currently expecting a significant decrease in the sales prices or fair value of its unsold lots, a significant decline in the demand and pricing for single-family homes could result in the recognition of impairment losses in future periods.

Results of Operations

Information regarding the results of operations for BBXRE is set forth below (dollars in thousands):

	For the Six Months Ended June 30,
	2020	2019	Change
Sales of real estate inventory	$9,278	4,660	4,618
Interest income	185	465	(280)
Net (losses) gains on sales of real estate assets	(34)	10,996	(11,030)
Other	787	1,125	(338)

Total revenues	10,216	17,246	(7,030)

Cost of real estate inventory sold	6,106	2,643	3,463
Recoveries from loan losses, net	(5,037)	(2,385)	(2,652)
Impairment losses	2,710	—	2,710
Selling, general and administrative expenses	3,461	4,373	(912)

Total costs and expenses	7,240	4,631	2,609

Equity in net earnings of unconsolidated joint ventures	696	8,742	(8,046)
Other income	—	170	(170)

Income before income taxes	$3,672	21,527	(17,855)

BBX Capital Real Estate’s income before income taxes for the six months ended June 30, 2020 compared to the same 2019 period decreased by $17.9 million primarily due to the following:

•	A decrease in net gains on sales of real estate assets primarily due to BBXRE’s sale of various real estate assets during the 2019 period, including RoboVault and land parcels at PGA Station; and

•

A decrease in equity in net earnings of unconsolidated joint ventures primarily due to sales of real estate during the 2019 period, including the sale of real estate assets by the Altis at Lakeline and PGA Design Center joint ventures and single-family homes by the Chapel Trail joint venture; and

•	The recognition of impairment losses during the 2020 period; partially offset by,

•

An increase in net profits from the sale of developed lots to homebuilders at the Beacon Lake Community development, as BBXRE sold 110 developed lots during the 2020 period and 51 developed lots during the 2019 period;

•	A net increase in recoveries from loan losses primarily due to a settlement with a financial institution servicing loans and guarantors for BBXRE; and

•

A decrease in selling, general and administrative expenses primarily associated with the receipt of a legal settlement with a title company in the 2020 period and lower operating expenses due to the sale of RoboVault.

BBX Sweet Holdings Reportable Segment

Segment Description

BBX Sweet Holdings is engaged in the ownership and management of operating businesses in the confectionery industry, including IT’SUGAR, Hoffman’s Chocolates, and Las Olas Confections and Snacks. IT’SUGAR is a specialty candy retailer whose products include bulk candy, candy in giant packaging, and licensed and novelty items. Hoffman’s Chocolates is a retailer of gourmet chocolates with retail locations in South Florida, and Las Olas Confections and Snacks is a manufacturer and wholesaler of chocolate and other confectionery products.

Overview

Although BBX Sweet Holdings’ results from operations were improved for the first two months of 2020 as compared to 2019, reflecting, among other things, IT’SUGAR’s opening of a three story candy department store at American Dream in New Jersey in December 2019 and the opening of three other stores in 2019, BBX Sweet Holdings has been materially adversely impacted by the effects of the COVID-19 pandemic.

In March 2020, as a result of various factors, including government-mandated closures and CDC and WHO advisories in connection with the COVID-19 pandemic, IT’SUGAR closed all of its retail locations and furloughed all store employees and the majority of its corporate employees. During the three months ended June 30, 2020, IT’SUGAR reopened 85 of its retail locations (out of approximately 100 locations that were open prior to the pandemic) as part of a phased reopening plan, and as part of this plan, it implemented revised store floor plans, increased sanitation protocols and began recalling furloughed store and corporate employees to full or part-time employment. Subsequent to June 30, 2020, IT’SUGAR reopened an additional 11 of its retail locations but was required to close 4 previously reopened retail locations as a result of various governments reimplementing mandated closures. In addition, on a daily basis, IT’SUGAR has had to temporarily close 4-6 locations due to staffing shortages. Sales at IT’SUGAR’s retail locations that were open as of June 30, 2020 declined during the second quarter of 2020 by approximately 48% as compared to the comparable period in 2019, and sales at its locations that were open as of July 31, 2020 declined by approximately 43% during July 2020 as compared to the comparable period in 2019. There is no assurance that sales volumes will improve or will not further decline, as the duration and severity of the COVID-19 pandemic and its effects on demand and future sales levels, including a recessionary economic environment and the potential impact of the pandemic on consumer behavior, remain uncertain. In addition, IT’SUGAR may close additional previously reopened locations as a result of various factors, including governments reimplementing mandated closures, continued staffing shortages, or insufficient sales volumes. Further, there is uncertainty as to when IT’SUGAR will be able to reopen locations that have remained closed since March 2020 or that were subsequently closed following their initial reopening.

As a result of the closure of its retail locations, IT’SUGAR ceased paying rent to the landlords of such locations in April 2020 and has been engaged in negotiations with its landlords for rent abatements, deferrals, and other modifications for the period of time that the locations were or have been closed and the period of time that the locations are opened and operating under conditions which are affected by the pandemic. Accordingly, as of June 30, 2020, IT’SUGAR had accrued and unpaid current rental obligations of $4.5 million, which are included in other liabilities in the Company’s condensed consolidated statement of financial condition, and had received default notices from landlords in relation to 28 of its locations. While IT’SUGAR had executed lease amendments in relation to 16 of its retail locations as of June 30, 2020 and an additional 5 of its retail locations subsequent to June 30, 2020, it remains involved in ongoing and active negotiations with most of its landlords and has only paid a portion of July 2020 rent for most of its locations (including many locations for which IT’SUGAR had previously executed lease amendments related to rent concessions for April through June 2020). In connection with these negotiations, IT’SUGAR’s landlords have in some cases indicated that they might provide additional relief if IT’SUGAR opened additional locations at certain of the landlords’ other retail locations. The terms of the executed lease amendments vary and include a combination of rent abatements and deferrals. For amendments that provide for the deferral of rent, the repayment terms generally contemplate a repayment period during the remainder of 2020 and through the end of 2021. Certain amendments also provide for the payment of rent based on a percentage of sales volumes for a period of one year to two years in lieu of previously scheduled fixed and variable lease costs under the terms of the existing leases. However, there is no assurance that IT’SUGAR will be able to execute agreements with the landlords of its remaining locations relating to rents for the months of April through June 2020 or, if necessary, with all of its landlords relating to rents for the remaining months of 2020. Furthermore, due to the uncertainty related to IT’SUGAR’s business as a result of the pandemic, including the potential impact on sales volumes and the possibility of additional closures of its retail locations, there is no assurance that it will be in a position to meet its obligations under the terms of lease agreements and amendments that have been executed or are otherwise being negotiated. Further, there is no assurance that the terms of lease amendments that have been executed or are being negotiated will provide sufficient relief for IT’SUGAR to stabilize and maintain its full operations. If IT’SUGAR’s negotiations with its landlords are not successful and its failure to pay rent constitutes an event of default under the applicable lease agreements, IT’SUGAR’s landlords may also pursue remedies available to them pursuant to such agreements, which may include the acceleration of liabilities under the lease agreements and the initiation of eviction proceedings.

In April 2020, New BBX Capital, through a wholly-owned subsidiary of BBXRE, purchased IT’SUGAR’s revolving line of credit and equipment note from the respective lenders for the aggregate outstanding principal balance of the loans of $4.3 million plus accrued interest and subsequently advanced an additional $2.0 million to IT’SUGAR pursuant to the terms of the loans. However, New BBX Capital is continuing to evaluate the potential operating deficits and liquidity requirements of its subsidiaries as a result of the impact of the COVID-19 pandemic and may determine not to provide additional funding or capital to subsidiaries whose operations they believe may not be sustainable. There is no assurance that New BBX Capital or its other subsidiaries will provide additional funds to IT’SUGAR.

The effects of the COVID-19 pandemic on demand, sales levels, and consumer behavior, as well as the current recessionary economic environment, have had and could continue to have a material adverse effect on IT’SUGAR’s business, results of operations, and financial condition. As a result of the impact of the pandemic on IT’SUGAR’s business, including the above mentioned decline in sales volumes as a result of the prolonged closure of its retail locations, decrease in customer traffic in its stores, and the impact of the pandemic on demand and consumer behavior, IT’SUGAR does not believe that it will have sufficient liquidity to continue its operations if it is unable to obtain significant rent abatements or deferrals from its landlords and amended payment terms from its vendors and its sales volumes do not recover and stabilize in a reasonable period of time. Further, based on its current estimates, IT’SUGAR expects that it will require additional funding or capital in 2020 in order to maintain its operations and is engaged in efforts to obtain additional funding from New BBX Capital or other outside investors. If IT’SUGAR is unable to successfully negotiate with its landlords and vendors, its sales volumes do not recover, and it is unable to obtain additional funding or capital, IT’SUGAR would need to consider pursuing a formal or informal restructuring.

As a result of the above factors, the Company recognized $25.3 million of impairment losses related to IT’SUGAR’s goodwill and long-lived assets during the six months ended June 30, 2020, including the recognition of a goodwill impairment loss of $20.3 million during the three months ended March 31, 2020 based on a decline in the estimated fair value of IT’SUGAR as of March 31, 2020. See Notes 1 and 6 to the Company’s unaudited combined carve-out financial statements for the six months ended June 30, 2020 and 2019 included in this information statement for additional information with respect to the Company’s recognition of impairment losses related to IT’SUGAR, including the Company’s significant estimates and assumptions related to IT’SUGAR and the fact that such assumptions may change over time as a result of the COVID-19 pandemic, which may result in the recognition of additional impairment losses related to IT’SUGAR’s assets that would be material to the Company’s financial statements.

In addition to the material adverse impact of the COVID-19 pandemic on IT’SUGAR’s operations, BBX Sweet Holdings’ other operations have also been adversely impacted by the pandemic. In March 2020, Hoffman’s Chocolates closed all of its retail locations to customer traffic and limited sales to curbside pickup (where allowable by government mandates) and online customers. During the three months ended June 30, 2020, it reopened all of its locations and achieved sales volumes at approximately 70% of pre-pandemic levels (as compared to the comparable period in 2019). In addition, while Las Olas Confections and Snacks’ manufacturing and distribution processes were not materially impacted by the pandemic, its sales during the three months ended June 30, 2020 were approximately 51% of pre-pandemic levels (as compared to the comparable period in 2019). Hoffman’s Chocolates and Las Olas Confections and Snacks have also been engaged in negotiations with the landlords of their respective retail and manufacturing locations for rent abatements, deferrals, and other modifications. As of June 30, 2020, Hoffman’s Chocolates and Las Olas Confections and Snacks had accrued and unpaid current rental obligations of $0.3 million, which are included in other liabilities in the Company’s condensed consolidated statement of financial condition, and they had executed lease amendments with respect to 4 of such locations, including Las Olas Confections and Snacks’ manufacturing facility in Orlando, Florida. Subsequent to June 30, 2020, Hoffman’s Chocolates executed lease amendments with respect to an additional 2 of its retail locations. Similar to IT’SUGAR, there is no assurance that the sales volumes of these businesses will improve, and they may be required to close previously reopened locations as a result of governments reimplementing mandated closures or otherwise. Furthermore, there is no assurance that Hoffman’s Chocolates will be able to execute lease amendments with the landlords of its remaining locations, and due to the uncertainty related to these businesses as a result of the pandemic, there is no assurance they will be in position to meet their obligations under the terms of lease agreements and amendments that have been executed or are otherwise being negotiated.

Results of Operations

Information regarding the results of operations for BBX Sweet Holdings is set forth below (dollars in thousands):

	For the Six Months Ended June 30,
	2020		2019	Change
Trade sales		$26,577	47,988	(21,411)
Cost of trade sales		(23,815)	(31,634)	7,819

Gross margin		2,762	16,354	(13,592)

Selling, general and administrative expenses		16,640	20,774	(4,134)

Total operating losses		(13,878)	(4,420)	(9,458)

Interest and other income		345	352	(7)
Impairment losses		(25,303)	—	(25,303)
Interest expense		(116)	(98)	(18)

Loss before income taxes		$(38,952)	(4,166)	(34,786)

Gross margin percentage	%	10.39	34.08	(23.69)

SG&A as a percent of trade sales	%	62.61	43.29	19.32

BBX Sweet Holdings’ loss before income taxes for the six months ended June 30, 2020 was $39.0 million compared to $4.2 million during the same 2019 period, which reflects the following:

•

The recognition of impairment losses due to a decline in the estimated value of the goodwill and long-lived assets associated with BBX Sweet Holdings’ reporting units as a result of the impact of the COVID-19 pandemic on market conditions;

•	A decrease in trade sales primarily due to the impacts of the COVID-19 pandemic described above, including the temporary closing of all of IT’SUGAR’s retail locations in March 2020; and

•	A significant decline in gross margin percentage as a result of ongoing lease costs associated with BBX Sweet Holdings’ retail and manufacturing locations; partially offset by

•

A net decrease in selling, general and administrative expenses primarily due to the furlough of all of IT’SUGAR’s store employees and the majority of its corporate employees from March 2020 to June 2020 as a result of the COVID-19 pandemic.

Information regarding the results of operations for IT’SUGAR for the six months ended June 30, 2020 and 2019 is set forth below (dollars in thousands):

	For the Six Months Ended June 30,
	2020		2019	Change
Trade sales		$19,597	38,669	(19,072)
Cost of trade sales		(17,828)	(23,540)	5,712

Gross margin		1,769	15,129	(13,360)

Selling, general and administrative expenses		13,327	17,078	(3,751)

Total operating losses		(11,558)	(1,949)	(9,609)

Interest and other income		70	226	(156)
Impairment losses		(24,948)	—	(24,948)
Interest expense		(76)	(57)	(19)

Loss before income taxes		$(36,512)	(1,780)	(34,732)

Gross margin percentage	%	9.03	39.12	(30.09)

SG&A as a percent of trade sales	%	68.01	44.16	23.85

Renin Reportable Segment

Segment Description

Renin is engaged in the design, manufacture, and distribution of sliding doors, door systems and hardware, and home décor products and operates through its headquarters in Canada and two manufacturing and distribution facilities in the United States and Canada. In addition to its own manufacturing, Renin also sources various products and raw materials from China and Vietnam. Renin’s products are sold through three channels in North America: retail, commercial, and direct installation in the greater Toronto area.

Overview

Renin has not to date been significantly impacted by the COVID-19 pandemic, and it has continued to operate both of its manufacturing and distribution facilities, source various products and raw materials from China and Vietnam, and sell its products through various channels. Although Renin has experienced a decline in sales to certain customers as a result of concerns related to the pandemic, these declines have been offset by an increase in sales to various customers in its retail and commercial channels. In particular, Renin has observed an increase in online orders in its retail channel and has also experienced an increase in sales to former customers in its commercial channel who previously began sourcing products in China and have returned as customers following the implementation of tariffs on Chinese products. In addition, Renin has realized cost reductions as a result of the pandemic, including lower costs related to travel and trade shows and wage subsidies related to employees in its Canadian offices.

Although Renin’s operations have not to date been significantly impacted by the pandemic, the effects of the pandemic, including a recessionary economic environment, could have a significant adverse impact on Renin’s results of operations and financial condition in future periods, particularly if an economic downturn is prolonged in nature and impacts consumer demand or the effects of the pandemic result in material disruptions in the supply chains for its products and raw materials. Further, while Renin has begun to diversify its supply chain and transfer the assembly of certain products from foreign suppliers to its own manufacturing facilities, Renin continues to source products and raw materials from China. As a result, disruptions in its supply chain from China as a result of various factors, including increased tariffs or closures in the supply chain, could impact Renin’s cost of product and ability to meet customer demand.

Renin is currently evaluating various opportunities to expand its operations, including through acquisitions.

Results of Operations

Information regarding the results of operations for Renin is set forth below (dollars in thousands):

	For the Six Months Ended June 30,
	2020	2019	Change
Trade sales	$34,621	34,682	(61)
Cost of trade sales	(28,127)	(28,006)	(121)

Gross margin	6,494	6,676	(182)
Selling, general and administrative expenses	4,653	5,477	(824)

Total operating profits	1,841	1,199	642

Other (expense) revenue	(3)	152	(155)
Interest expense	(185)	(256)	71
Foreign exchange gain (loss)	272	(24)	296

Income before income taxes	1,925	1,071	854

Gross margin percentage	18.76	19.25	(0.49)

SG&A as a percent of trade sales	$13.44	15.79	(2.35)

Renin’s income before income taxes for the six months ended June 30, 2020 was $1.9 million compared to $1.1 million during the same 2019 period. The increase was primarily due to reduced selling, general and administrative expenses associated with lower marketing expenses from reduced travel and trade show costs and open positions.

Other

Other in the Company’s segment information includes its investments in other operating businesses, including a restaurant located in South Florida that was acquired through a loan foreclosure and an insurance agency.

During the six months ended June 30, 2020, the Company recognized $2.7 million of impairment losses related to certain of these investments primarily resulting from the effects of the COVID-19 pandemic on the estimated value of the businesses.

Reconciling Items and Eliminations

Reconciling items and eliminations in the Company’s segment information includes the following:

•	New BBX Capital’s corporate general and administrative expenses allocation from Parent;

•	Elimination of transactions between New BBX Capital’s subsidiaries; and

•	Interest expense capitalized in connection with real estate construction activities.

Corporate General and Administrative Expenses

New BBX Capital’s corporate general and administrative expenses consist primarily of an allocation of the cost of services provided by the Parent to New BBX Capital for various support functions, including executive compensation, legal, accounting, human resources, investor relations, and executive offices. The cost allocation from Parent to New BBX Capital’s corporate general and administrative expenses for the six months ended June 30, 2020 and 2019 were $7.9 million and $11.3 million, respectively. The decrease in the cost allocation for corporate general and administrative expenses for the 2020 period as compared to the same 2019 period primarily reflects the allocation of compensation expense related to Parent’s Chief Executive Officer and Chief Financial Officer to Bluegreen as a result of their expanded roles at Bluegreen in the 2020 periods, which resulted in lower executive compensation expenses incurred directly by Parent, as well as an updated estimate of the allocation of annual executive bonus expenses expected to be paid in cash and stock.

Provision for Income Taxes

The Company estimates its effective annual income tax rate on a quarterly basis based on current and forecasted operating results for the annual period and applies the estimated effective income tax rate to its loss or income before income taxes reduced by net income or loss attributable to noncontrolling interests in joint ventures taxed as partnerships.

The Company’s effective income tax rate was approximately 21% and 19% during the six months ended June 30, 2020 and 2019, respectively. The Company’s effective income tax rate for the six months ended June 30, 2020 was impacted by the Company’s nondeductible executive compensation allocated from Parent and state income taxes. The effective income tax rate for the 2020 period reflects a current estimated ordinary taxable loss for the year ended December 31, 2020 resulting primarily from the effects of the COVID-19 pandemic.

Discontinued Operations

As described in Note 1 to the Company’s unaudited combined carve-out financial statements for the six months ended June 30, 2020 and 2019, Food for Thought Restaurant Group (“FFTRG”), a wholly-owned subsidiary of the Company, previously entered into area development and franchise agreements with MOD Pizza related to the development of MOD Pizza franchised restaurant locations throughout Florida and, through 2019, had opened nine restaurant locations. In September 2019, the Company entered into an agreement with MOD Pizza to terminate the area development and franchise agreements and transferred seven of its restaurant locations, including the related assets, operations, and lease obligations, to MOD Pizza. In addition, the Company closed the remaining two locations and terminated the related lease agreements.

The Company recognized a pre-tax loss from discontinued operations of $0.1 million and $4.6 million during the six months ended June 30, 2020 and 2019, respectively. The $4.6 million loss for the six months ended June 30, 2019 was primarily attributable to operating losses associated with FFTRG’s MOD Pizza restaurant locations, including costs incurred in connection with the opening of two restaurant locations and the recognition of impairment losses of $2.8 million associated with property and equipment at three locations that were performing below expectations.

Net Loss Attributable to Noncontrolling Interests

New BBX Capital’s combined carve-out financial statements include the results of operations and financial position of IT’SUGAR, a partially-owned subsidiary in which it holds a controlling financial interest. As a result, the Company is required to attribute net income or loss to the noncontrolling interest in IT’SUGAR.

Net loss attributable to noncontrolling interests was $4.3 million during the six months ended June 30, 2020 compared to $68,000 for the comparable 2019 period. The increase in the net loss attributable to noncontrolling interests for the six months ended June 30, 2020 as compared to the same 2019 period was primarily due to increased operating losses at IT’SUGAR, including the recognition of impairment losses related to its goodwill and long lived assets,

Consolidated Cash Flows

A summary of our consolidated cash flows is set forth below (in thousands):

	For the Six Months Ended June 30,
	2020	2019
Cash flows used in operating activities	$(8,856)	(2,801)
Cash flows (used in) provided by investing activities	(10,324)	29,218
Cash flows provided by (used in) financing activities	94,962	(30,227)

Net increase (decrease) in cash, cash equivalents and restricted cash	$75,782	(3,810)
Cash, cash equivalents and restricted cash at beginning of period	21,287	30,082

Cash, cash equivalents and restricted cash at end of period	$97,069	26,272

Cash Flows related to Operating Activities

The Company’s cash used in operating activities increased by $6.1 million during the six months ended June 30, 2020 compared to the same 2019 period primarily due to increased operating losses as a result of the impacts of the COVID-19 pandemic, including a decline in trade sales primarily reflecting the closure of BBX Sweet Holdings’ retail locations and subsequent impact on consumer demand, and lower distributions from unconsolidated real estate joint ventures, partially offset by a reduction in spending for real estate inventory during the 2020 period as compared to the 2019 period.

Cash Flows related to Investing Activities

The Company’s cash used in investing activities increased by $39.5 million during the six months ended June 30, 2020 compared to the same 2019 period primarily to lower distributions from unconsolidated real estate joint venture and decreased proceeds from the sale of real estate, partially offset by an increase in loan recoveries in the legacy asset portfolio.

Cash Flows related to Financing Activities

The Company’s cash provided by financing activities increased by $125.2 million during the six months ended June 30, 2020 compared to the same 2019 period, which was primarily due to higher net transfers from Parent in the 2020 period.

Commitments

The Company’s material commitments as of June 30, 2020 included the required payments due on notes payable and other borrowings and commitments under non-cancelable operating leases.

The following table summarizes the contractual minimum principal and interest payments required on the Company’s outstanding debt and payments required on the Company’s non-cancelable operating leases by period due date as of June 30, 2020 (in thousands):

	Payments Due by Period
Contractual Obligations	Less than 1 year	1 — 3 Years	4 — 5 Years	After 5 Years	Unamortized Debt Issuance Costs	Total
Notes payable and other borrowings	$8,438	850	2,539	30,832	(1,045)	41,614
Noncancelable operating leases	13,007	50,101	34,495	48,557	—	146,160

Total contractual obligations	21,445	50,951	37,034	79,389	(1,045)	187,774

Interest Obligations (1)
Notes payable and other borrowings	1,959	4,265	4,114	27,449	—	37,787

Total contractual interest	1,959	4,265	4,114	27,449	—	37,787

Total contractual obligations	$23,404	55,216	41,148	106,838	(1,045)	225,561

(1)	Assumes that the scheduled minimum principal payments are made in accordance with the table above and the interest rate on variable rate debt remains the same as the rate at June 30, 2020.

At the current time, New BBX Capital intends to use its cash in order to satisfy the payments required under its contractual obligations for the foreseeable future, while its subsidiaries will use, to the extent available, their respective cash on hand, cash flows from operations, and cash received from new borrowings under existing or future debt facilities in order to satisfy their respective obligations. However, as a result of the COVID-19 pandemic and the related impact on the Company’s operations, there is no assurance that New BBX Capital’s subsidiaries will have sufficient cash from such sources to satisfy their respective contractual obligations and maintain their respective operations.

While New BBX Capital has available cash that it may use to contribute to or fund the obligations and commitments of its subsidiaries, New BBX Capital intends to evaluate the facts and circumstances of the cash requirements of each of its subsidiaries, including their operating deficits, their liquidity requirements, and the sustainability of their operations as a result of the COVID-19 pandemic and otherwise, and make a determination of whether and to what extent it will make funds available to each subsidiary

Off-balance-sheet Arrangements

Parent guarantees certain obligations of New BBX Capital’s wholly-owned subsidiaries and unconsolidated real estate joint ventures as described in further detail in Note 11 to the Company’s unaudited combined carve-out financial statements for the six months ended June 30, 2020 and 2019 included in this information statement.

The Company has investments in joint ventures involved in the development of multifamily rental apartment communities, as well as single-family master-planned for sale housing communities. The Company’s investments in these joint ventures are accounted for as unconsolidated variable interest entities, and as a result, the Company does not recognize the assets and liabilities of these joint ventures in its financial statements. As of June 30, 2020 and December 31, 2019, the Company’s investments in these joint ventures totaled $63.8 million and $57.3 million, respectively. These unconsolidated real estate joint ventures generally finance their activities with a combination of debt financing and equity. The Company generally does not directly guarantee the financing of these joint ventures, other than as described in Note 5 to the Company’s unaudited combined carve-out financial statements included in this information statement, and the Company’s maximum exposure to losses from these joint ventures is its equity investment. The Company is typically not obligated to fund additional capital to its joint ventures; however, the Company’s interest in a joint venture may be diluted if the Company elects not to fund a joint venture capital call.

Liquidity and Capital Resources

As of June 30, 2020, the Company, had cash, cash equivalents, and short-term investments of approximately $96.5 million. Management believes that the Company has sufficient liquidity to fund operations, including anticipated working capital, capital expenditure, and debt service requirements, and respond to the challenges related to the COVID-19 pandemic for the foreseeable future, subject to mitigation and cost reduction efforts and management’s determination of whether and/or the extent to which it will fund the operations and commitments of its subsidiaries. As discussed in this report, the Company has sought to take various mitigating measures to manage through the current challenges resulting from the COVID-19 pandemic, including cost and capital expenditure reductions at its subsidiaries. However, management is continuing to evaluate the potential operating deficits and liquidity requirements of its subsidiaries as a result of the impact of the COVID-19 pandemic and may determine not to provide additional funding or capital to subsidiaries whose operations it believes may not be sustainable.

New BBX Capital’s principal sources of liquidity have historically been its available cash and short-term investments, distributions from unconsolidated real estate joint ventures, proceeds received from lot sales at the Beacon Lake Community development, sales of real estate, and contributions from Parent. However, the COVID-19 pandemic has impacted or otherwise resulted in uncertainty regarding many of these sources of liquidity, and if the proposed distribution of New BBX Capital’s stock to Parent’s stockholders is approved and consummated, New BBX Capital will no longer receive ongoing capital contributions from Parent following the consummation of the distribution. New BBX Capital believes that its primary source of liquidity for the foreseeable future will be its available cash, cash equivalents, and short-term investments.

New BBX Capital believes that its current financial condition will allow it to meet its anticipated near-term liquidity needs. New BBX Capital may also seek additional liquidity from outside sources, including traditional bank financing, secured or unsecured indebtedness, or the issuance of equity and/or debt securities. However, these alternatives may not be available to New BBX Capital on attractive terms, or at all. The inability to raise funds through the sources discussed above would have a material adverse effect on the Company’s business, results of operations, and financial condition.

Anticipated and Potential Liquidity Requirements

New BBX Capital has historically used its available funds for operations and general corporate purposes (including working capital, capital expenditures, debt service requirements, and the Company’s other commitments described above), make additional investments in real estate opportunities, operating businesses, or other opportunities, or make distributions to Parent. While New BBX Capital may continue to evaluate opportunistic investments, New BBX Capital currently expects to use its available funds primarily for operations and general corporate purposes and to fund operating deficits resulting from the COVID-19 pandemic. However, as discussed above, New BBX Capital’s management intends to evaluate the operating deficits and liquidity requirements of its subsidiaries as a result of the impact of the COVID-19 pandemic on operations and general economic conditions and may make a determination that it will not provide additional funding or capital to certain of its subsidiaries.

In November 2018, BBXRE acquired a 50% membership interest in the Altman Companies, a joint venture between the Company and Joel Altman engaged in the development, construction, and management of multifamily apartment communities. Although the Altman Companies generates revenues from the performance of development, general contractor, leasing, and property management services to the joint ventures that are formed to invest in the development projects that it originates, it is expected to generate profits for BBXRE and Joel Altman primarily through the equity distributions that BBXRE and Joel Altman receive through their investment in the managing member of such joint ventures. Therefore, as the timing of such distributions to BBXRE and Joel Altman is generally contingent upon the sale or refinancing of a completed development project, it is anticipated that BBXRE and Joel Altman will be required to contribute capital to the Altman Companies for its ongoing operating costs and predevelopment expenditures, as well as to the managing member of newly formed joint ventures. At the current time, BBXRE anticipates that it will invest approximately $1.0 million to $2.0 million in the Altman Companies and related joint ventures during the remainder of 2020 relating to planned predevelopment expenditures, ongoing operating costs and potential operating shortfalls related to certain projects. Furthermore, if the Altman Companies closes on development financing for additional projects, BBXRE expects that it would be required to contribute an additional $1.25 million to ABBX Guaranty, LLC, a joint venture between BBXRE and Joel Altman that provides guarantees on the indebtedness and construction cost overruns of new real estate joint ventures formed by the Altman Companies. However, at this time, the COVID-19 pandemic has resulted in uncertainty in the ability of the Altman Companies to close on the capital necessary to commence the construction of new projects for the foreseeable future.

Pursuant to the operating agreement of the Altman Companies, BBXRE will also acquire an additional 40% equity interest in the Altman Companies from Joel Altman for a purchase price of $9.4 million in January 2023, while Joel Altman can also, at his option or in other predefined circumstances, require BBXRE to purchase his remaining 10% equity interest in the Altman Companies for $2.4 million. In addition, in certain circumstances, BBXRE may acquire the 40% membership interests in Altman-Glenewinkel Construction that are not owned by the Altman Companies for a purchase price based on prescribed formulas in the operating agreement of Altman-Glenewinkel Construction.

In addition to BBXRE’s anticipated investments in the Altman Companies and related joint ventures, BBXRE has entered into two real estate joint ventures, CCB Miramar, LLC and L03/212 Partners, LLC, in which the Company expects to contribute additional capital of approximately $1.9 million during the next twelve to twenty-four months based on the current plans and estimates associated with the related development projects.

Credit Facilities with Future Availability

As of June 30, 2020, New BBX Capital and certain of its subsidiaries had the following credit facilities with future availability, subject to eligible collateral and the terms of the facilities, as applicable.

Toronto-Dominion Commercial Bank. In May 2017, Renin entered into a credit facility with TD Bank that was subsequently renewed in September 2019 and 2018. Under the terms and conditions of the credit facility, TD

Bank agreed to provide term loans for up to $1.7 million and loans under a revolving credit facility for up to approximately $16.3 million subject to certain terms and conditions. During the first quarter of 2020, Renin received a waiver from TD Bank of its breach of the quarterly debt service coverage ratio under the facility, and the credit facility was amended to replace the existing debt service coverage ratio with an interest coverage ratio. In connection with the amendment to the credit facility, Renin repaid the outstanding balance of the term loan with borrowings from the revolving credit facility. As of June 30, 2020, the outstanding amounts under the revolving credit facility was $8.0 million with an effective interest rate of 3.17%.

As of June 30, 2020, New BBX Capital and certain of its subsidiaries had availability of approximately $5.2 million under the above revolving lines of credit, subject to eligible collateral and the terms of the facilities, as applicable. However, the effects of the COVID-19 pandemic on the Company’s operations could impact its ability to remain in compliance with the financial covenants under these facilities and limit the extent of availability under the facilities in future periods.

The Company’s consolidated results for 2018 as compared to the same 2017 period were significantly impacted by the following events:

•

In June 2017, the Company acquired IT’SUGAR, a specialty candy retailer with approximately 100 retail locations in over 25 states and Washington, D.C., for a purchase price of $58.4 million, net of cash acquired. During 2018, IT’SUGAR contributed revenues of $79.8 million and a loss before income taxes of $2.4 million.

•

In December 2017, the enactment of the Tax Cuts and Jobs Act (the “Tax Reform Act”), which reduced the U.S. corporate income tax rate from 35% to 21% effective January 1, 2018, resulted in a $4.0 million reduction in the Company’s deferred tax asset in 2017.

•

During 2018, BBX Capital Real Estate closed on the sale of 251 developed lots to homebuilders as part of Phase I of its development of the Beacon Lake Community, which resulted in pre-tax profits of $7.7 million in 2018. In addition, BBX Capital Real Estate monetized various investments within its portfolio, including the Addison on Millenia, Altis at Shingle Creek, and a student housing facility.

Segment Results

Income before income taxes by reportable segment for the years ended December 31, 2019, 2018, and 2017 is set forth in the table below (in thousands):

	For the Years Ended December 31,
	2019	2018	2017
BBX Capital Real Estate	$52,696	30,214	16,085
BBX Sweet Holdings	(5,122)	(14,986)	(16,781)
Renin	1,808	2,461	2,180
Other	349	346	(219)
Reconciling items and eliminations	(20,746)	(21,057)	(14,729)

Income (loss) from continuing operations before income taxes	28,985	(3,022)	(13,464)
Provision for income taxes	(8,334)	(2,865)	(1,306)

Net income (loss) from continuing operations	20,651	(5,887)	(14,770)
Net loss from discontinued operations	(7,138)	(3,580)	(1,339)

Net income (loss)	13,513	(9,467)	(16,109)
Less: Net loss attributable to noncontrolling interests	224	266	20

Net income (loss) attributable to Parent	$13,737	(9,201)	(16,089)

BBX Capital Real Estate Reportable Segment

Overview

The Altman Companies and Related Investments

In 2018, BBXRE acquired a 50% membership interest in the Altman Companies, a joint venture between the Company and Joel Altman (“JA”) engaged in the development, construction, and management of multifamily apartment communities. As of December 31, 2019, BBXRE had investments in ten active developments sponsored by the Altman Companies, comprised of three developments that are stabilized or being leased and expected to be sold over the next two years, five developments that are under construction, and two projects that are currently in predevelopment stages.

During the year ended December 31, 2019, BBXRE monetized certain of its investments in real estate joint ventures that were sponsored by the Altman Companies, including the following:

•

In April 2019, the Altis at Lakeline joint venture sold its 354 unit multifamily apartment community in Cedar Park, Texas. As a result of the sale, BBXRE recognized $5.0 million of equity earnings and received approximately $9.3 million of distributions from the venture during the year ended December 31, 2019.

•

In August 2019, the Altis at Bonterra joint venture sold its 314 unit multifamily apartment community located in Hialeah, Florida. As a result of the sale, BBXRE recognized $29.2 million of equity earnings and received approximately $46.0 million of distributions from the joint venture. In addition, prior to the sale, BBXRE received approximately $4.3 million of distributions from the venture during the year ended December 31, 2019 related to prior operating profits of the venture.

BBXRE also continued to invest in new real estate joint ventures sponsored by the Altman Companies, which are summarized below:

•	During the year ended December 31, 2019, joint ventures sponsored by the Altman Companies closed on construction financing and commenced development of the following projects:

•	Altis at Preserve (Suncoast), a 350 unit multifamily apartment community in Tampa, Florida;

•	Altis at Little Havana, a 224 unit multifamily apartment community in Miami, Florida;

•	Altis Miramar West, a 320 unit multifamily apartment community in Miramar, Florida; and

•	Altis Miramar East, a 330 unit multifamily apartment community, in Miramar, Florida.

The Altman Companies is providing development, construction, and management services to the ventures in exchange for ongoing fee revenue, and BBXRE and JA have invested in the respective managing member of these ventures. As of December 31, 2019, BBXRE had invested an aggregate of $4.2 million in the managing members of these joint ventures.

•

In August 2019, BBXRE invested $4.5 million in the Altis at Lake Willis (Vineland Pointe) joint venture, which was formed to acquire land, obtain entitlements, and fund predevelopment costs for the development of a potential multifamily apartment community in Orlando, Florida. The joint venture expects to receive entitlements for the project, close on the capital to construct the project, and commence construction in 2021.

Beacon Lake Master Planned Development

During the year ended December 31, 2019, BBXRE continued its development of the Beacon Lake Community in St. Johns County, Florida and sold to homebuilders the remaining 51 developed lots in Phase I of the project, which is comprised of 302 lots.

BBXRE has commenced land development on the lots comprising Phase II of the project, which is expected to include approximately 400 single-family homes and 196 townhomes, and an additional 79 lots for single-family homes as part of Phase III of the project. BBXRE has entered into purchase agreements with homebuilders to sell developed lots for 422 single-family homes and all of the 196 townhomes, and closings on the sale of developed lots in Phase II to homebuilders commenced in January 2020.

Other Joint Venture Activity

During the year ended December 31, 2019, the PGA Design Center joint venture sold its remaining commercial buildings located in Palm Beach Gardens, Florida and provided seller financing to the buyer for a portion of the sales price. As a result of the sale, BBXRE recognized $2.8 million of equity earnings and received approximately $2.3 million of distributions from the venture.

In addition, BBXRE invested in two new real estate joint ventures, including The Main Las Olas joint venture, which was formed to invest in the development of The Main Las Olas, a mixed-used project in downtown Fort Lauderdale, Florida that is planned to be comprised of an office tower with approximately 365,000 square feet of leasable area, a residential tower with approximately 341 units, and approximately 45,000 square feet of ground floor retail, and the Sky Cove joint venture, which was formed to develop, construct, and sell 204 single-family homes in Westlake Florida. BBXRE has invested $2.0 million in The Main Las Olas joint venture and $4.2 million in the Sky Cove joint venture and expects to invest an additional $2.0 million in The Main Las Olas joint venture as the development progresses.

Other Real Estate Activity

During the year ended December 31, 2019, BBXRE sold other various real estate assets within its portfolio, including RoboVault, a self-storage facility located in Fort Lauderdale, Florida, its remaining land parcels located at PGA Station in Palm Beach Gardens, Florida, and various land parcels located in Florida. As a result of these sales, BBXRE recognized total net gains on sales of real estate of $13.6 million and received aggregate net proceeds of $35.2 million.

In connection with the sale of its remaining land parcels at PGA Station, which were sold to the buyer of the commercial buildings sold by the PGA Design Center joint venture, as described above, BBXRE reinvested $2.1 million of the proceeds in the PGA Lender joint venture, a joint venture formed with the PGA Design Center joint venture to invest in the seller financing provided to the buyer.

Outlook

As a result of BBXRE’s monetization of a significant number of investments in its portfolio in 2019 and the overall decline in the balance of the legacy asset portfolio, BBXRE expects that its operating profits and income before income taxes will decline in the near term, including a significant decline in equity in net earnings of unconsolidated joint ventures in 2020. In addition, the Altman Companies has historically incurred operating costs in excess of the fees earned from the projects, and its earnings have generally arisen as a result of the promoted equity interests received as the managing member of the projects. As a result, BBXRE is currently focused on leveraging the Altman Companies, as well as BBXRE’s relationships with third party developers, to source investments in new development opportunities with the goal of building a diversified portfolio of real estate investments that generate profits. In addition to the development and sale of multifamily apartment communities, these investment opportunities may also include the development of multifamily apartment communities that will be owned over a long-term hold period and the acquisition of existing multifamily apartment communities which can be renovated and re-leased pursuant to a “value add” strategy to generate sustainable cash flows. Furthermore, while BBXRE’s investments in multifamily apartment communities sponsored by the Altman Companies primarily involve investing in the managing member in the joint ventures that are formed to invest in such projects, BBXRE may also consider opportunistically making increased debt or equity investments in one or more of such projects in lieu of seeking such funding from unaffiliated third parties.

Due to the historically strong performance of multifamily apartment assets within the real estate market, BBXRE is experiencing increased competition from other real estate investors and developers, which is increasing the cost of land and resulting in increased inventories of multifamily apartment communities in the markets in which BBXRE invests and operates, which can decrease market rental rates and increase the time required to lease and stabilize its development projects. As a result of these factors, BBXRE is experiencing increased difficulties in identifying development opportunities that meet its investment criteria. In addition to enhancing its resources dedicating to identifying new opportunities, BBXRE is also evaluating the expansion of its investment pipeline through the acquisition of existing multifamily apartment communities pursuant to a “value add” strategy, as discussed above, and the entry into one or more new geographic markets.

Results of Operations

Information regarding the results of operations for BBX Capital Real Estate is set forth below (dollars in thousands):

	For the Years Ended December 31,			Change 2019 vs 2018	Change 2018 vs 2017
	2019	2018	2017
Sales of real estate inventory	$5,049	21,771	—	(16,722)	21,771
Interest income	750	2,277	2,225	(1,527)	52
Net gains on sales of real estate assets	13,616	4,563	1,451	9,053	3,112
Other	1,619	2,541	4,997	(922)	(2,456)

Total revenues	$21,034	31,152	8,673	(10,118)	22,479

Cost of real estate inventory sold	2,643	14,116	—	(11,473)	14,116
Recoveries from loan losses, net	(5,428)	(8,653)	(7,546)	3,225	(1,107)
Impairment losses	47	571	1,696	(524)	(1,125)
Selling, general and administrative expenses	9,144	9,210	11,127	(66)	(1,917)

Total costs and expenses	6,406	15,244	5,277	(8,838)	9,967
Equity in net earnings of unconsolidated joint ventures	37,898	14,194	12,541	23,704	1,653
Other income	170	112	148	58	(36)

Income before income taxes	$52,696	30,214	16,085	22,482	14,129

BBX Capital Real Estate’s income before income taxes for the year ended December 31, 2019 compared to the 2018 period increased by $22.5 million, or 74.4%, primarily due to the following:

•

A net increase in equity in earnings of unconsolidated joint ventures and gains on sales of real estate assets primarily associated with the sales in 2019 described above, as well as the sale of single-family homes by the Chapel Trail joint venture; partially offset by

•	The recognition of a $3.1 million net gain upon the sale of a student housing complex in 2018;

•

A decrease in interest income and recoveries from loan losses primarily due to the continued decline in the balance of the legacy asset portfolio, as several significant nonaccrual commercial loans were repaid in 2018; and

•	A decrease in net profits from the sale of developed lots to homebuilders at the Beacon Lake Community development, as BBXRE sold 51 developed lots in 2019 and 251 in 2018.

BBX Capital Real Estate’s income before income taxes for the year ended December 31, 2018 compared to 2017 increased by $14.1 million, or 87.9%, primarily due to the following:

•	Net profits from the sale of 251 developed lots to homebuilders at the Beacon Lake Community development during the year ended December 31, 2018;

•	Net gains on the sale of real estate primarily resulting from the sale of a student housing facility during 2018;

•

A net increase in equity in earnings of unconsolidated joint ventures primarily due to the sale of the properties developed by the Addison on Millenia and Altis at Shingle Creek joint ventures, partially offset by the CC Homes Bonterra joint venture’s completion of sales in its 394 single-family home community development during late 2017;

•	A decrease in impairment losses on commercial land parcels; and

•	An increase in recoveries from loan losses primarily resulting from a $2.9 million recovery on a commercial loan in 2018; partially offset by

•

A decrease in net profits from the above mentioned student housing facility after its sale, which consists of a decrease in rental revenues and selling, general and administrative expenses associated with the property.

BBX Sweet Holdings Reportable Segment

Overview

During the fourth quarter of 2019, the Company reorganized the operating businesses in the confectionery industry that are owned by BBX Sweet Holdings, including the centralization of various management and back office activities and the management of the operations of these businesses by the Company’s executive management based on the consolidated activities and results of BBX Sweet Holdings. In addition, BBX Sweet Holdings is continuing its efforts to streamline and integrate the operations of these businesses, including the manufacturing and sourcing of certain products by Las Olas Confections and Snacks for BBX Sweet Holdings’ retail operations at IT’SUGAR and Hoffman’s Chocolates. As a result of these organizational changes, the Company has updated its internal and external presentations of the operating results of these businesses to reflect the consolidated results of BBX Sweet Holdings.

Although BBX Sweet Holdings incurred a loss before income taxes in 2019 and may incur a loss before income taxes in 2020, the Company expected continued improvements in BBX Sweet Holdings’ operating results as compared to 2018 and prior periods as a result of the implementation of its strategies, including the opening of new retail locations by IT’SUGAR and continued efforts to create efficiencies and reduce costs related to these businesses. However, the Company will continue to periodically evaluate its manufacturing operations in the confectionery industry, including whether its efforts to reduce costs are continuing to result in improved operating results, and to the extent that it decides to divest of or otherwise exit certain of these operations, the Company may recognize additional impairment charges and incur additional losses in future periods.

IT’SUGAR

Consistent with its focus on selectively opening larger stores in resort and entertainment locations which experience high traffic, IT’SUGAR invested capital in several new retail locations in 2019, including Grand Bazaar, a 6,000 square foot location in Las Vegas, Nevada that was opened in June 2019, and a 22,000 square foot, three story candy department store at American Dream, a 3 million square foot shopping and entertainment complex in New Jersey, that was opened in December 2019.

IT’SUGAR is also continuing to evaluate its current retail locations where sales volumes may give rise to early lease termination rights and the potential opportunity to renegotiate lease terms and occupancy costs. For certain underperforming locations where IT’SUGAR does not have early lease termination rights, IT’SUGAR is evaluating potential opportunities to close or sublease such locations. In certain circumstances, IT’SUGAR may determine that it is in its best interest to incur costs to exit a location if the Company believes that the closure of such locations will improve IT’SUGAR’s overall operating efficiencies and profitability over the long term.

Hoffman’s Chocolates

During the year ended December 31, 2019, BBX Sweet Holdings implemented various initiatives to reduce costs at Hoffman’s Chocolates, including reductions in corporate personnel and the integration of certain of its management and back office activities with BBX Sweet Holdings.

Las Olas Confections and Snacks

During the year ended December 31, 2019, Las Olas Confections and Snacks significantly reduced its operating losses as a result of various strategic initiatives implemented by BBX Sweet Holdings during 2018, including the closure of a manufacturing facility in Utah and a reduction in corporate personnel and infrastructure, and various impairment losses and other costs recognized in 2018 in connection with such initiatives that did not reoccur in 2019.

Las Olas Confections and Snacks is currently focused on expanding its customer base and manufacturing and sourcing certain products for IT’SUGAR and Hoffman’s Chocolates.

Results of Operations

Information regarding the results of operations for BBX Sweet Holdings is set forth below (dollars in thousands):

	For the Years Ended December 31,				Change 2019 vs 2018	Change 2018 vs 2017
	2019		2018	2017
Trade sales		$105,406	101,187	72,899	4,219	28,288
Cost of trade sales		(67,703)	(65,829)	(51,975)	(1,874)	(13,854)

Gross margin		37,703	35,358	20,924	2,345	14,434
Selling, general and administrative expenses		43,203	46,130	31,703	(2,927)	14,427

Total operating losses		(5,500)	(10,772)	(10,779)	5,272	7

Interest and other income		716	241	119	475	122
Interest expense		(196)	(308)	(335)	112	27
Impairment losses		(142)	(4,147)	(5,786)	4,005	1,639

Loss before income taxes		$(5,122)	(14,986)	(16,781)	9,864	1,795

Gross margin percentage	%	35.77	34.94	28.70	0.83	6.24

SG&A as a percent of trade sales	%	40.99	45.59	43.49	(4.60)	2.10

BBX Sweet Holdings’ results of operations include the results of IT’SUGAR’s operations commencing on June 16, 2017, the date on which BBX Sweet Holdings acquired IT’SUGAR.

BBX Sweet Holdings’ loss before income taxes for the year ended December 31, 2019 compared to the same 2018 period decreased by $9.9 million, or 65.8%, primarily due to the following:

•	The recognition of impairment losses in 2018 in connection with the implementation of various strategic initiatives in 2018, as described above, and ongoing losses from BBX Sweet Holdings’ businesses;

•

A net decrease in selling, general and administrative expenses primarily due to the above mentioned strategic initiatives, which have resulted in lower ongoing operating costs and the recognition of severance and other expenses in 2018 that did not reoccur in 2019, partially offset by costs associated with new IT’SUGAR locations opened in 2019 and 2018, including the FAO Schweetz location in New York City, the Grand Bazaar location in Las Vegas, and the American Dream location in New Jersey; and

•

A net increase in gross margin primarily due to sales from the new IT’SUGAR locations described above and improvements in Las Olas Confections and Snacks’ gross margin percentage as a result of improved efficiencies in its manufacturing facility and the closure of its manufacturing facility in Utah.

BBX Sweet Holdings’ loss before income taxes for the year ended December 31, 2018 compared to the same 2017 period decreased by $1.8 million, or 10.7%, primarily due to the following:

•	A net increase in the loss before income taxes generated by IT’SUGAR as a result of costs and expenses associated with replacing various executives and opening new locations, as well as the operating results for 2018 reflecting seasonal operating losses that are typically incurred during the first half of the annual period which are not reflected in IT’SUGAR’s operating results for 2017 due to the timing of BBX Sweet Holdings’ acquisition of IT’SUGAR in June 2017;

•	A net decrease in Las Olas Confections and Snacks selling, general and administrative expenses and improvements in gross margin primarily due to the above mentioned strategic initiatives; and

•	A net decrease in impairment losses related to certain of BBX Sweet Holdings’ businesses.

Information regarding the results of operations for IT’SUGAR is set forth below (dollars in thousands):

	For the Years Ended December 31,			June 16, 2017 to December 31, 2017	Change 2019 vs 2018	Change 2018 vs 2017
	2019		2018
Trade sales		$85,275	79,618	46,765	5,657	32,853
Cost of trade sales		(50,748)	(46,718)	(26,639)	(4,030)	(20,079)

Gross margin		34,527	32,900	20,126	1,627	12,774
Selling, general and administrative expenses		36,521	35,404	17,594	1,117	17,810

Total operating profits		(1,994)	(2,504)	2,532	510	(5,036)

Interest and other income		286	160	66	126	94
Impairment losses		(142)	—	—	(142)	—
Interest expense		(114)	(40)	—	(74)	(40)

(Loss) income before income taxes		$(1,964)	(2,384)	2,598	420	(4,982)

Gross margin percentage	%	40.49	41.32	43.04	(0.83)	(1.71)

SG&A as a percent of trade sales	%	42.83	44.47	37.62	(1.64)	6.85

Renin Reportable Segment

Overview

During the year ended December 31, 2019, Renin’s trade sales were down compared to its trade sales in 2018. Although Renin’s gross trade sales marginally increased during 2019 as compared to 2018, this increase was offset by higher volume rebates and promotional spend on customers in its retail channel. Overall, sales to retail customers, including big box retailers, continue to comprise a significant portion of Renin’s customer mix, as retail, commercial, and direct installation trade sales as a percentage of total gross trade sales were 63%, 26%, and 11%, respectively, during the year ended December 31, 2019. With respect to Renin’s product mix, although barn door products had been historically increasing as a percentage of its overall product mix, Renin’s product mix based on gross sales within its major product categories remained relatively consistent in 2019 as compared to 2018.

Although Renin has been able to maintain its sales volumes in 2019, it is experiencing increased competition, particularly in its retail channel and related to its barn door product, which has resulted in increased pricing concessions, including volume rebates and promotional spend. As a result, Renin is currently focused on developing new, innovative products and delivering superior customer service to grow sales across all of its channels. Renin is also renewing its focus on sales to customers in its commercial and direct installation channels, in which Renin has experienced decreased or flat sales in recent years.

Although Renin’s gross margins improved in 2019 as compared to 2018 partially due to the impact of certain promotions in which products were sold at low margins in 2018, Renin is experiencing increased costs on the products it sources from China as a result of tariffs levied on these products. As a result, Renin is focusing on identifying alternative sources for such products and reducing the costs of its manufactured products. Renin has also recently experienced increased interest in its manufactured products in its commercial channel, as its domestically produced products are becoming more competitive with Chinese imports as a result of tariffs.

Results of Operations

Information regarding the results of operations for Renin is set forth below (dollars in thousands):

	For the Years Ended December 31,				Change 2019 vs 2018	Change 2018 vs 2017
	2019		2018	2017
Trade sales		$67,537	68,417	68,935	(880)	(518)
Cost of trade sales		(54,243)	(55,483)	(54,941)	1,240	(542)

Gross margin		13,294	12,934	13,994	360	(1,060)
Selling, general and administrative expenses		11,066	9,903	11,112	1,163	(1,209)

Total operating profits		2,228	3,031	2,882	(803)	149

Other income		153	—	—	153	—
Interest expense		(498)	(638)	(509)	140	(129)
Foreign exchange (gain) loss		(75)	68	(193)	(143)	261

Income before income taxes		1,808	2,461	2,180	(653)	281

Gross margin percentage	%	19.68	18.90	20.30	0.78	(1.40)

SG&A as a percent of trade sales	%	16.39	14.47	16.12	1.92	(1.65)

Renin’s income before income taxes for the year ended December 31, 2019 compared to the same 2018 period decreased by $0.7 million, or 26.5%, primarily due to the following:

•

An increase in selling, general and administrative expenses primarily due to consulting expenses related to the procurement of raw materials, severance expenses, and higher employee compensation expenses associated with the accrual of performance bonuses; and

•	A decrease in trade sales primarily resulting from higher volume rebates and promotional spend on customers in Renin’s retail channel; partially offset by

•

An improvement in Renin’s gross margin percentage which reflects improved pricing for the procurement of raw materials in 2019 and a barn door promotion to sell excess inventory in 2018 that was not repeated in 2019, partially offset by the impact of tariffs on products imported from China.

Renin’s income before income taxes for the year ended December 31, 2018 compared to 2017 increased by $0.3 million, or 12.9%, primarily due to the following:

•	A decrease in selling, general and administrative expenses primarily attributable to a reduction in headcount and lower consulting expenses; partially offset by

•

A decrease in trade sales primarily due to the impact of lower sales to customers in its commercial and direct installation channels and higher rebates and promotional discounts, partially offset by an increase in sales to retail customers; and

•	An overall decrease in the gross margin percentage primarily due to promotional discounts provided to a customer to sell excess inventory.

Other

Other in the Company’s segment information includes its investments in other operating businesses, including a restaurant located in South Florida that was acquired through a loan foreclosure and an insurance agency. Income before income tax for the other businesses was $0.3 million for each of the years ended December 31, 2019 and 2018 and a net loss before income tax of $0.2 million for the year ended December 31, 2017.

Reconciling Items and Eliminations

Reconciling items and eliminations in the Company’s segment information includes the following:

•	New BBX Capital’s corporate general and administrative expense allocation from Parent;

•	Elimination of transactions between New BBX Capital’s subsidiaries; and

•	Interest expense capitalized in connection with real estate construction.

Corporate General and Administrative Expenses

New BBX Capital’s corporate general and administrative expenses consist of a cost allocation of services provided by Parent to New BBX Capital for various support functions, including executive compensation, legal, accounting, human resources, investor relations, and executive offices. The cost allocation from Parent to New BBX Capital’s for the years ended December 31, 2019, 2018, and 2017, were $20.7 million, $21.2 million, and $14.9 million, respectively. The lower cost allocation for the year ended December 31, 2017 compared to the years ended December 31, 2019 and 2018 was due to the impact of lower revenues during 2017, as IT’SUGAR was acquired in June 2017.

Provision for Income Taxes

The Company’s effective income tax rate was approximately 29.0%, (96.0%), and (9.7%) during 2019, 2018 and 2017, respectively. The provision for income taxes was different than the expected federal income tax rate of 21% for the years ended December 31, 2019 and 2018 primarily due to nondeductible executive compensation and state income taxes, and for 2018, nondeductible goodwill impairments and a $2.8 million adjustment associated with the Company’s completion of its analysis of its accounting for the enactment of the Tax Reform Act in December 2017. See Note 13 to New BBX Capital’s audited combined carve-out financial statements for the years ended December 31, 2019, 2018 and 2017 included elsewhere in this information statement for additional information with respect to the Company’s accounting for the Tax Reform Act. The benefit for income taxes was lower than the expected federal income tax rate of 35% for the year ended December 31, 2017 due to the reduction in the corporate tax rate discussed above, nondeductible executive compensation and goodwill impairments, and state income taxes.

Discontinued Operations

In September 2019, due to continuing losses at FFTRG’s MOD Pizza restaurant locations and the Company’s goal of streamlining its investment verticals, the Company entered into an agreement with MOD to terminate FFTRG’s area development and franchise agreements. The Company disposed of its restaurant locations by transferring the assets and lease obligations to MOD or closing the restaurant locations in September 2019.

The net losses before taxes from the Company’s MOD Pizza franchise operations for the years ended December 31, 2019, 2018, and 2017 were $9.4 million, $4.5 million, and $2.5 million, respectively. The net losses for the year ended December 31, 2019 included aggregate impairment losses of $6.7 million related to the transfer of the seven restaurant locations to MOD Pizza and the closure of the two restaurant locations.

The net losses in the 2018 and 2017 periods were primarily attributable to selling, general, and administrative expenses, including compensation expenses associated with store employees and operations, human resource, marketing, and finance personnel that were hired in connection with establishing initial restaurant operations, depreciation expense associated with leasehold improvements, furniture, and fixtures at restaurant locations, and costs associated with store openings and the review of potential restaurant sites. During the year ended December 31, 2018, the selling, general and administrative expenses were partially offset by sales generated from the five restaurant locations opened during 2018 and the two restaurant locations opened during the fourth quarter of 2017.

Net Income Attributable to Noncontrolling Interests

New BBX Capital’s consolidated financial statements include the results of operations and financial position of IT’SUGAR, a partially-owned subsidiary in which it holds a controlling financial interest. As a result, the Company is required to attribute net income to the noncontrolling interests in this subsidiary.

Net loss attributable to noncontrolling interests during the years ended December 31, 2019, 2018, and 2017 was $0.2 million, $0.3 million, and $20,000, respectively.

Consolidated Cash Flows

A summary of our consolidated cash flows is set forth below (in thousands):

	For the Years Ended December 31,
	2019	2018	2017
Cash flows provided by (used in) operating activities	$22,669	11,207	(13,388)
Cash flows provided by (used in) investing activities	35,963	1,574	(39,268)
Cash flows (used in) provided by financing activities	(67,427)	(10,084)	46,974

Net (decrease) increase in cash, cash equivalents and restricted cash	$(8,795)	2,697	(5,682)
Cash, cash equivalents and restricted cash at beginning of period	30,082	27,385	33,067

Cash, cash equivalents and restricted cash at end of period	$21,287	30,082	27,385

Cash Flows provided by Operating Activities

The Company’s operating cash flows increased $11.5 million during the year ended December 31, 2019 compared to the same period in 2018. The increase was primarily due to increase in operating distributions from real estate joint ventures partially offset by a decrease in proceeds from the sale of developed lots at the Beacon Lake Community development and an increase in spending on the development of real estate inventory at Beacon Lake.

The Company’s operating cash flows increased $24.6 million during the year ended December 31, 2018 compared to the same period in 2017. The increase was primarily due to higher operating distributions from real estate joint ventures and the sale of real estate inventory at the Beacon Lake Community development.

Cash Flows provided by/used in Investing Activities

Cash provided by investing activities increased by $34.4 million during the year ended December 31, 2019 compared to the same period in 2018. The increase primarily reflects a $19.4 million increase in distributions from unconsolidated real estate joint ventures, $17.3 million of higher proceeds from the sale of real estate and property and equipment, and a $4.0 million net decrease in investments in unconsolidated real estate joint ventures, partially offset by a $13.1 million decrease in proceeds from net loan recoveries.

Cash provided by investing activities increased by $40.8 million during the year ended December 31, 2018 compared to the same period in 2017. The increase reflects the $58.4 million of cash paid for the Company’s acquisition of IT’SUGAR in June 2017, partially offset by the acquisition of joint venture interests associated with the Altman Companies and increased expenditures for property and equipment.

Cash Flows provided by/used in Financing Activities

Cash used in financing activities increased by $57.3 million during the year ended December 31, 2019 compared to the same period in 2018. The increase was primarily the result of $65.4 million of net transfers to Parent compared to net transfers from Parent of $7.6 million during 2018. The increase in cash used from financing activities was partially offset by a $14.1 million decrease in repayments of notes payable.

Cash used in financing activities increased by $57.1 million during the year ended December 31, 2018 compared to the same period in 2017. The increase was primarily the result of a $34.4 million increase in net transfers to Parent and a $15.7 million increase in loan repayments, partially offset by a $6.6 million increase net proceeds from borrowings.

Commitments

The Company’s material commitments as of December 31, 2019 included the required payments due on its, notes payable and other borrowings and commitments under non-cancelable operating leases.

The following table summarizes the contractual minimum principal and interest payments, net of unamortized discount, required on all of the Company’s outstanding debt and payments required on the Company’s non-cancelable operating leases by period due date as of December 31, 2019 (in thousands):

	Payments Due by Period
	Less than 1 year	1 - 3 Years	4 - 5 Years	After 5 Years	Unamortized Debt Issuance Costs	Total
Contractual Obligations
Notes payable and other borrowings	$7,017	6,842	2,279	27,422	(824)	42,736
Noncancelable operating leases	19,492	39,178	27,671	32,299	—	118,640

Total contractual obligations	26,509	46,020	29,950	59,721	(824)	161,376

Interest Obligations (1)
Notes payable and other borrowings	2,293	3,774	3,265	20,194	—	29,526

Total contractual interest	2,293	3,774	3,265	20,194	—	29,526

Total contractual obligations	$28,802	49,794	33,215	79,915	(824)	190,902

(1)	Assumes that the scheduled minimum principal payments are made in accordance with the table above and the interest rate on variable rate debt remains the same as the rate at December 31, 2019.

Off-balance-sheet Arrangements

New BBX Capital guarantees certain obligations of its wholly-owned subsidiaries and unconsolidated real estate joint ventures, which are not included in the contractual obligations table above, and also guarantees certain of the obligations in the above table as described in further detail in Note 16 to New BBX Capital’s audited combined carve-out financial statements for the years ended December 31, 2019, 2018 and 2017 included elsewhere in this information statement.

The Company has investments in joint ventures involved in the development of multifamily apartment and townhome communities, as well as single-family master planned communities. The Company’s investments in these joint ventures are accounted for under the equity method of accounting, and as a result, the Company does not recognize the assets and liabilities of these joint ventures in its financial statements. As of December 31, 2019 and 2018, the Company’s investments in these joint ventures totaled $57.3 million and $64.7 million, respectively. These unconsolidated real estate joint ventures generally finance their activities with a combination of debt financing and equity. The Company generally does not directly guarantee the financing of these joint ventures, other than as described in further detail in Note 7 to New BBX Capital’s audited combined carve-out financial statement for the years ended December 31, 2019, 2018 and 2017 included elsewhere in this information statement, and the Company’s maximum exposure to losses from these joint ventures is its equity investment. The Company is typically not obligated to fund additional capital to its joint ventures; however, the Company’s interest in a joint venture may be diluted if the Company elects not to fund a joint venture capital call.

Liquidity and Capital Resources

New BBX Capital and Subsidiaries

As of March 31, 2020, the Company had cash, cash equivalents, and short-term investments of approximately $17.6 million. Management believes that the Company has sufficient liquidity to fund operations, including anticipated working capital, capital expenditure, and debt service requirements, and respond to the COVID-19 pandemic challenges for the foreseeable future, subject to mitigation and cost reduction efforts and management’s determination of whether and/or the extent to which it will fund the operations and commitments of its subsidiaries. The Company has taken various mitigating measures to manage through the current challenges resulting from the COVID-19 pandemic, as discussed in this report, including cost and capital expenditure reductions at its subsidiaries. However, management is continuing to evaluate the potential operating deficits and liquidity requirements of its subsidiaries as a result of the impact of the COVID-19 pandemic and may determine not to provide additional funding or capital to subsidiaries whose operations they believe may not be sustainable.

New BBX Capital’s principal sources of liquidity have historically been its available cash and short-term investments, distributions from unconsolidated real estate joint ventures, proceeds received from lot sales at the Beacon Lake Community development, and sales of real estate. However, as described below, the COVID-19 pandemic has impacted or otherwise resulted in uncertainty regarding many of these sources of liquidity, and New BBX Capital believes that its primary source of liquidity for the foreseeable future will be its available cash, cash equivalents, and short-term investments.

While BBXRE has historically provided liquidity to New BBX Capital through various sources, including distributions from unconsolidated real estate joint ventures and proceeds from real estate sales, the effects of the pandemic, including the impact on general economic conditions and real estate and credit markets, have increased the uncertainty regarding the expected timing and pricing of future sales of multifamily apartment developments, single-family homes, and developed lots at BBXRE’s Beacon Lake Community. As a result, BBXRE is not expected to provide significant liquidity to New BBX Capital for the foreseeable future.

New BBX Capital believes that its current financial condition will allow it to meet its anticipated near-term liquidity needs. New BBX Capital may also seek additional liquidity from outside sources, including traditional bank financing, secured or unsecured indebtedness, or the issuance of equity and/or debt securities. However, these alternatives may not be available to New BBX Capital on attractive terms, or at all. The inability to raise funds through the sources discussed above would have a material adverse effect on the Company’s business, results of operations, and financial condition.

Anticipated and Potential Liquidity Requirements

New BBX Capital has historically used its available funds for operations and general corporate purposes (including working capital, capital expenditures, debt service requirements, and the Company’s other commitments described above), to make additional investments in real estate opportunities, operating businesses, or other opportunities. While New BBX Capital may continue to evaluate opportunistic investments, New BBX Capital currently expects to use its available funds primarily for operations and general corporate purposes and to fund operating deficits resulting from the COVID-19 pandemic. However, as discussed above, New BBX Capital’s management intends to evaluate the operating deficits and liquidity requirements of its subsidiaries as a result of the impact of the COVID-19 pandemic on operations and general economic conditions and may make a determination that it will not provide additional funding or capital to certain of its subsidiaries.

In November 2018, BBXRE acquired a 50% membership interest in The Altman Companies, a joint venture between the Company and Joel Altman (“JA”) engaged in the development, construction, and management of multifamily apartment communities. Although The Altman Companies generates revenues from the performance of development, general contractor, leasing, and property management services to the joint ventures that are formed to invest in the development projects that it originates, it is expected to generate profits for BBXRE and

JA primarily through the equity distributions that BBXRE and JA receive through their investment in the managing member of such joint ventures. Therefore, as the timing of such distributions to BBXRE and JA is generally contingent upon the sale or refinancing of a completed development project, it is anticipated that BBXRE and JA will be required to contribute capital to The Altman Companies for its ongoing operating costs and predevelopment expenditures, as well as to the managing member of newly formed joint ventures. At the current time, BBXRE anticipates that it will invest approximately $1.0 million to $2.0 million in The Altman Companies and related joint ventures during the remainder of 2020 relating to planned predevelopment expenditures and ongoing operating costs. Furthermore, although the COVID-19 pandemic has resulted in uncertainty in the ability of The Altman Companies to close on the capital necessary to commence the construction of new projects, BBXRE currently anticipates that it will invest approximately $8.5 million as a preferred equity investor in its Altis at Ludlam joint venture if the venture is able to close on development financing. In addition, if The Altman Companies closes on development financing for additional projects beyond Altis at Ludlam, BBXRE expects that it would be required to contribute an additional $1.25 million to ABBX Guaranty, LLC, a joint venture between BBXRE and JA that provides guarantees on the indebtedness and construction cost overruns of new real estate joint ventures formed by The Altman Companies.

Pursuant to the operating agreement of The Altman Companies, BBXRE will also acquire an additional 40% equity interest in The Altman Companies from JA for a purchase price of $9.4 million in January 2023, while JA can also, at his option or in other predefined circumstances, require BBXRE to purchase his remaining 10% equity interest in The Altman Companies for $2.4 million. In addition, in certain circumstances, BBXRE may acquire the 40% membership interests in Altman-Glenewinkel Construction that are not owned by the Altman Companies for a purchase price based on prescribed formulas in the operating agreement of Altman-Glenewinkel Construction.

In addition to BBXRE’s anticipated investments in The Altman Companies and related joint ventures, BBXRE has entered into two real estate joint ventures, CCB Miramar, LLC and L03/212 Partners, LLC, in which the Company expects to contribute additional capital of approximately $3.4 million during the next twelve to twenty-four months based on the current plans and estimates associated with the related development projects.

It is currently expected that, for the foreseeable future following the spin-off, New BBX Capital will retain any earnings for use in the operation of its business. Accordingly, New BBX Capital does not anticipate paying any cash dividends on its common stock for the foreseeable future. Future declaration and payment of cash dividends with respect to the Company’s common stock, if any, will be determined in light of the then-current financial condition of the Company, its operating and capital needs, its debt covenants, and other factors deemed relevant by the board of directors.

The Company has indebtedness which is summarized in Commitments above. The Company’s indebtedness, including any future debt incurred by the Company, may make it more vulnerable to downturns in the economy and may subject the Company to covenants or restrictions on its operations and activities.

Credit Facilities with Future Availability

As of March 31, 2020, New BBX Capital and certain of its subsidiaries had the following credit facilities with future availability, subject to eligible collateral and the terms of the facilities, as applicable.

Toronto-Dominion Commercial Bank. In May 2017, Renin entered into a credit facility with TD Bank that was subsequently renewed in September 2019 and 2018. Under the terms and conditions of the credit facility, TD Bank agreed to provide term loans for up to $1.7 million and loans under a revolving credit facility for up to approximately $16.3 million subject to certain terms and conditions. During the first quarter of 2020, Renin received a waiver from TD Bank of its breach of the quarterly debt service coverage ratio under the facility, and the credit facility was amended to replace the existing debt service coverage ratio with an interest coverage ratio. In connection with the amendment to the credit facility, Renin repaid the outstanding balance of the term loan with borrowings from the revolving credit facility. As of March 31, 2020, the outstanding amounts under the revolving credit facility was $10.5 million with an effective interest rate of 4.72%.

Banc of America Leasing & Capital Equipment Note and Bank of America Revolving Line of Credit. In August 2018, IT’SUGAR entered into a revolving credit facility with Bank of America, and in September 2018, IT’SUGAR entered into a Master Loan and Security Agreement with Banc of America Leasing & Capital, LLC. As of March 31, 2020, the outstanding principal balance of the revolving credit facility and the equipment note was $4.0 million and $0.3 million, respectively, and there was no availability under the revolving credit facility. In April 2020, a wholly-owned subsidiary of BBX Capital Real Estate purchased the revolving credit facility and equipment note from the respective lenders for the outstanding principal balance of the loans plus accrued interest.

Community Development District Obligations. In connection with the Company’s development of the Beacon Lakes Community, The Meadow View at Twin Creeks CDD (the “Beacon Lakes CDD”) was formed by St. Johns County, Florida to use bond financing to fund the construction of infrastructure improvements at the Beacon Lakes Community. The Beacon Lakes CDD issues bonds periodically to fund ongoing construction of the Beacon Lakes Community, and in May 2020, the Beacon Lakes CDD issued $8.6 million of CDD bonds. The CDD bond obligations issued in May 2020 have fixed interest rates ranging from 4.25% to 5.38% and mature at various times during the years 2026 through 2051. The Company at its option has the ability to repay a specified portion of the bonds at the time that it sells developed lots in the Beacon Lakes Community.

As of March 31, 2020, New BBX Capital and certain of its subsidiaries had availability of approximately $2.7 million under the above revolving lines of credit, subject to eligible collateral and the terms of the facilities, as applicable. However, the effects of the COVID-19 pandemic on the Company’s operations could impact its ability to remain in compliance with the financial covenants under these facilities and limit the extent of availability under the facilities in future periods.

As of March 31, 2020, Parent held directly approximately $137.8 million of cash and cash equivalents. In connection with the spin-off, Parent will contribute to New BBX Capital all of Parent’s cash and cash equivalents held directly by it other than the cash and cash equivalents of Bluegreen Vacations, any special cash dividend paid by Bluegreen prior to the spin-off and $25 million which will be retained by Parent to fund its continuing obligations and operations.

In addition to a cash contribution, Parent will also enter into a $75 million promissory note in favor of New BBX Capital. Amounts outstanding under the note will accrue interest at a rate of 6% per annum. The note will require payments of interest only on a quarterly basis. It is also anticipated that payments may be deferred at the option of Parent, with amounts deferred to accrue interest at a cumulative, compounded rate of 8% per annum. All outstanding amounts under the note will become due and payable in five years or upon certain events.

Critical Accounting Policies

Management views critical accounting policies as accounting policies that are important to the understanding of our financial statements and also involve estimates and judgments about inherently uncertain matters. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated statements of financial condition and assumptions that affect the recognition of income and expenses on the consolidated statements of operations and comprehensive income (loss) for the periods presented. On an ongoing basis, management evaluates its estimates, including, but not limited to, those that relate to the determination of: the recognition of revenue; the recovery of the carrying value of real estate inventories; the fair value of assets measured at, or compared to, fair value on a non-recurring basis, such as assets held for sale, intangible assets, other long-lived assets and goodwill; the valuation of assets and liabilities assumed in the acquisition of a business; the amount of deferred tax valuation allowance and accounting for uncertain tax positions; and the estimate of contingent liabilities related to litigation and other claims and assessments. The accounting policies that we have identified as critical accounting policies are: the recognition of revenue; evaluating goodwill for impairment; and evaluating long-lived assets and definite lived intangible assets for impairment. Management bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions and conditions. If actual results significantly differ from management’s estimates, our results of operations and financial condition could be materially and adversely impacted.

Revenue Recognition—Variable Consideration on Trade Sales and Sales of Real Estate Inventory

The Company’s trade sales are generally sold with a right of return, and the Company may provide other sales credits or incentives, such as volume discounts or rebates. Additionally, the Company is entitled to contingent consideration on certain single-family lot sales to builders. These programs are accounted for as variable consideration when determining the amount of revenue to recognize upon transfer of control. Estimates of contingent consideration, returns, and incentives are calculated using the expected value method and updated at the end of each reporting period when additional information becomes available. Variable consideration estimates are based on historical experience adjusted for current economic conditions and sales trends. These estimates rely on assumptions and judgments regarding issues where the outcome is unknown, and actual results or values may differ significantly from these estimates. A significant change in the timing of revenue recognized could occur if actual variable consideration is significantly different than our estimates.

Evaluating Goodwill for Impairment

The process of evaluating goodwill for impairment involves the determination of the fair value of the Company’s reporting units. Inherent in such fair value determinations are certain judgments and estimates relating to future cash flows, including the Company’s interpretation of current economic indicators and market valuations, and assumptions about the Company’s strategic plans with regard to its operations. Due to the uncertainties associated with such evaluations, actual results could differ materially from such estimates. The Company’s goodwill as of December 31, 2019 was $37.2 million, $35.2 million of which related to the IT’SUGAR reporting unit. Based on its annual impairment test as of December 31, 2019, the Company determined that the goodwill assigned to its reporting units, including the IT’SUGAR reporting unit, was not impaired at December 31, 2019. However, due to the continuing adverse impacts of the COVID-19 pandemic, in connection with its impairment testing as of March 31, 2020, the Company estimated that the fair value of the IT’SUGAR reporting unit was $27.3 million as of March 31, 2020 and recognized a goodwill impairment loss of $20.3 million during the quarter ended March 31, 2020 based on the excess of the carrying amount of the IT’SUGAR reporting unit over its estimated fair value. In addition to the IT’SUGAR reporting unit, as of March 31, 2020, the Company estimated the fair value of certain of its other reporting units with goodwill and recognized goodwill impairment losses of $2.1 million during the quarter ended March 31, 2020 related to these reporting units. The decline in the fair value of these reporting units from December 31, 2019 primarily resulted from the effects of the COVID-19 pandemic on these businesses. To the extent that conditions or performance do not improve, we may recognize additional goodwill impairment charges in future periods.

Evaluating Long-lived Assets and Definite-lived Intangible Assets for Impairment

The Company evaluates its long-lived assets and definite-lived intangible assets, including property and equipment, and real estate held-for-investment, for potential impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. With respect to property and equipment associated with new retail locations, the Company assesses whether there are indicators of impairment upon the earlier of the stabilization of the applicable retail location or twelve to eighteen months following the opening of the location (depending on the maturity of the retail brand). The carrying amounts of assets are not considered recoverable when the carrying amounts exceed the undiscounted cash flows estimated to be generated by those assets. As the carrying amounts of these assets are dependent upon estimates of future earnings that they are expected to generate, these assets may be impaired if cash flows decrease significantly or do not meet expectations, in which case they would be written down to their fair value. The estimates of useful lives and expected cash flows require us to make significant judgments regarding future periods that are subject to a number of factors, many of which may be beyond our control. As of December 31, 2019, the Company had capitalized in excess of $9.2 million of property and equipment associated with new IT’SUGAR retail locations which had not stabilized or had not been open for twelve to eighteen months. As a result of the Company’s testing of its long-lived assets for impairment as of March 31, 2020, the Company recognized impairment losses of $4.9 million during the quarter ended March 31, 2020 related primarily to leasehold improvements and right-of-use assets associated with certain of IT’SUGAR’s retail locations. The recognition of these impairment losses primarily resulted from the effects of the COVID-19 pandemic on the estimated cash flows expected to be generated by the related assets. To the extent that conditions or performance do not improve, we may recognize additional impairment charges associated with these locations and assets in future periods.

Recent Accounting Pronouncements

See Note 2 to the Company’s audited combined carve-out financial statements for the years ended December 31, 2019, 2018 and 2017 for a discussion of recently adopted and recently issued accounting pronouncements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholder and Audit Committee of Shareholder

BBX Capital Florida LLC

Opinion on the financial statements

We have audited the accompanying combined carve-out statements of financial condition of BBX Capital Florida LLC (a Florida limited liability company) and subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related combined carve-out statements of operations and comprehensive income (loss), statements of changes in equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the combined carve-out financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Change in accounting principle

As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for leases in 2019 due to the adoption of Accounting Standards Codification Topic 842, Leases.

COVID-19 Outbreak

We draw attention to Note 21 to the combined financial statements, which describes the uncertainty related to the COVID-19 pandemic and impact on the Company’s business.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2020.

Fort Lauderdale, Florida

June 17, 2020

BBX Capital Florida LLC and Subsidiaries

Combined Carve-Out Statements of Financial Condition

	December 31,
(in thousands)	2019	2018
ASSETS
Cash and cash equivalents	$20,723	22,103
Restricted cash	529	966
Trade accounts receivable, net	13,104	18,293
Trade inventory	22,843	20,046
Real estate ($11,297 in 2019 and $20,202 in 2018 held for sale)	65,818	54,956
Investments in unconsolidated real estate joint ventures	57,330	64,738
Property and equipment, net	29,836	33,007
Goodwill	37,248	37,248
Intangible assets, net	6,671	7,331
Operating lease assets	87,082	—
Due from parent	—	1,922
Other assets	16,051	28,974
Deferred tax asset, net	3,280	4,749
Discontinued operations total assets	992	15,619

Total assets	$361,507	309,952

LIABILITIES AND EQUITY
Liabilities:
Accounts payable	$10,104	10,513
Accrued expenses	14,115	10,761
Other liabilities	6,336	8,317
Due to parent	1,362	—
Operating lease liability	99,568	—
Notes payable and lines-of-credit	42,736	37,496
Discontinued operations total liabilities	1,041	2,756

Total liabilities	175,262	69,843

Commitments and contingencies (See Note 16)
Redeemable noncontrolling interest	4,009	2,579
Equity:
Parent’s equity	179,681	235,415
Accumulated other comprehensive income	1,554	1,216
Noncontrolling interests	1,001	899

Total equity	182,236	237,530

Total liabilities and equity	$361,507	309,952

See Notes to Combined Carve-Out Financial Statements

BBX Capital Florida LLC and Subsidiaries

For the Years Ended December 31, 2019, 2018 and 2017

Combined Carve-Out Statements of Operations and Comprehensive Income (Loss)

	For the Years Ended December 31,
(in thousands)	2019	2018	2017
Revenues:
Trade sales	$180,319	175,499	141,834
Sales of real estate inventory	5,049	21,771	—
Interest income	811	2,338	2,265
Net gains on sales of real estate assets	13,616	4,563	1,451
Other revenue	3,929	4,394	6,486

Total revenues	203,724	208,565	152,036

Costs and Expenses:
Cost of trade sales	125,735	124,223	107,245
Cost of real estate inventory sold	2,643	14,116	—
Interest expense	433	803	593
Recoveries from loan losses, net	(5,428)	(8,653)	(7,546)
Impairment losses	189	4,718	7,482
Selling, general and administrative expenses	89,655	90,919	70,294

Total costs and expenses	213,227	226,126	178,068

Operating losses	(9,503)	(17,561)	(26,032)

Equity in net earnings of unconsolidated real estate joint ventures	37,898	14,194	12,541
Other income	665	277	220
Foreign exchange (loss) gain	(75)	68	(193)

Income (loss) from continuing operations before income taxes	28,985	(3,022)	(13,464)
Provision for income taxes	(8,334)	(2,865)	(1,306)

Income (loss) from continuing operations	20,651	(5,887)	(14,770)
Discontinued Operation (See Note 19)
Loss from operations	(9,434)	(4,529)	(2,454)
Benefit for income taxes	2,296	949	1,115

Loss from discontinued operations	(7,138)	(3,580)	(1,339)

Net income (loss)	13,513	(9,467)	(16,109)
Less: Net loss attributable to noncontrolling interests	224	266	20

Net income (loss) attributable to Parent	$13,737	(9,201)	(16,089)

Net income (loss)	$13,513	(9,467)	(16,109)
Other comprehensive income, net of tax:
Unrealized gain (loss) on securities available for sale	51	(46)	141
Foreign currency translation adjustments	287	(194)	595

Other comprehensive gain (loss), net	338	(240)	736

Comprehensive income (loss), net of tax	13,851	(9,707)	(15,373)
Less: Comprehensive loss attributable to noncontrolling interests	224	266	20

Comprehensive income (loss) attributable to Parent	$14,075	(9,441)	(15,353)

See Notes to Combined Carve-Out Financial Statements

BBX Capital Florida LLC and Subsidiaries

For the Years Ended December 31, 2019, 2018 and 2017

Combined Carve-Out Statements of Changes in Equity

(in thousands)	For each of the Years in the Three Years Ended December 31, 2019
	Parent’s Equity	Accumulated Other Comprehensive income	Noncontrolling Interest	Total Equity
Balance at December 31, 2016	$211,237	1,049	77	212,363
Net loss excluding $176 of earnings attributable to redeemable noncontrolling interest	(16,089)	—	(196)	(16,285)
Other comprehensive income	—	736	—	736
Noncontrolling interest distributions	—	—	(119)	(119)
Net transfers from parent	42,111	—	—	42,111

Balance at December 31, 2017	237,259	1,785	(238)	238,806

Cumulative effect from the adoption of ASU 2016-01	329	(329)	—	—
Net loss excluding $369 of loss attributable to redeemable noncontrolling interest	(9,201)	—	103	(9,098)
Other comprehensive loss	—	(240)	—	(240)
Purchase of noncontrolling interest	(587)	—	329	(258)
Increase in noncontrolling interest from loan foreclosures	—	—	705	705
Net transfers from parent	7,615	—	—	7,615

Balance at December 31, 2018	235,415	1,216	899	237,530

Cumulative effect from the adoption of ASU 2016-02 net of income taxes and redeemable noncontrolling interest	(2,202)	—	—	(2,202)
Accretion of redeemable noncontrolling interest	(1,902)	—	—	(1,902)
Net income excluding $326 of loss attributable to redeemable noncontrolling interest	13,737	—	102	13,839
Other comprehensive income	—	338	—	338
Net transfers to parent	(65,367)	—	—	(65,367)

Balance at December 31, 2019	$179,681	1,554	1,001	182,236

See Notes to Combined Carve-Out Financial Statements

BBX Capital Florida LLC and Subsidiaries

Combined Carve-Out Statements of Cash Flows

	For the Years Ended December 31,
(in thousands)	2019	2018	2017
Operating activities:
Net income (loss)	$13,513	(9,467)	(16,109)
Adjustment to reconcile net income to net cash provided by (used in) operating activities:
Recoveries from loan losses, net	(5,428)	(8,653)	(7,546)
Depreciation, amortization and accretion, net	8,008	8,322	6,005
Net gains on sales of real estate and property and equipment	(13,305)	(4,563)	(2,502)
Equity earnings of unconsolidated real estate joint ventures	(37,898)	(14,194)	(12,541)
Return on investment in unconsolidated real estate joint ventures	39,043	17,679	12,852
Decrease in deferred income tax asset, net	2,343	1,084	1,912
Impairment losses	6,938	4,718	6,873
Decrease (increase) in trade receivable	5,190	(2,323)	39
(Increase) decrease in trade inventory	(2,733)	3,882	(2,261)
(Increase) decrease in real estate inventory	(7,445)	12,001	(273)
Net change in operating lease asset and operating lease liability	515	—	—
Decrease (increase) in other assets	6,817	2,197	(696)
(Decrease) increase in accounts payable	(596)	1,648	1,883
Net change in due/from to parent	3,284	(1,282)	(1,326)
Increase in accrued expenses	927	1,638	4,512
Increase (decrease) in other liabilities	3,496	(1,480)	(4,210)

Net cash provided by (used in) operating activities	22,669	11,207	(13,388)

Investing activities:
Return of investment in unconsolidated real estate joint ventures	31,442	12,080	6,440
Investments in unconsolidated real estate joint ventures	(25,179)	(29,187)	(5,194)
Proceeds from repayment of loans receivable	6,339	19,394	11,168
Proceeds from sales of real estate held-for-sale	23,512	17,431	15,081
Proceeds from sales of property and equipment	11,762	569	341
Additions to real estate held-for-sale and held-for-investment	(600)	(1,221)	(1,642)
Purchases of property and equipment	(11,091)	(12,796)	(6,664)
Cash paid for acquisition, net of cash received	—	—	(58,418)
Decrease in cash from other investing activities	(222)	(4,696)	(380)

Net cash provided by (used in) investing activities	35,963	1,574	(39,268)

(Continued)

BBX Capital Florida LLC and Subsidiaries

Combined Carve-Out Statements of Cash Flows

	For the Years Ended December 31,
(in thousands)	2019	2018	2017
Financing activities:
Repayments of notes payable and other borrowings	(3,947)	(18,037)	(2,362)
Proceeds from notes payable and other borrowings	1,983	721	7,344
Payments for debt issuance costs	(96)	(125)	—
Purchase of noncontrolling interest	—	(258)	—
Noncontrolling interest distributions	—	—	(119)
Net transfers (to) from parent	(65,367)	7,615	42,111

Net cash (used in) provided by financing activities	(67,427)	(10,084)	46,974

(Decrease) increase in cash, cash equivalents and restricted cash	(8,795)	2,697	(5,682)
Cash, cash equivalents and restricted cash at beginning of period	30,082	27,385	33,067

Cash, cash equivalents and restricted cash at end of period	$21,287	30,082	27,385

Supplemental cash flow information:
Interest paid on borrowings, net of amounts capitalized	$721	854	2,253
Income taxes paid	1,227	678	2,236
Supplementary disclosure of non-cash investing and financing activities:
Construction funds receivable transferred to real estate	18,318	14,548	11,276
Loans receivable transferred to real estate	333	1,673	1,365
Increase in other assets upon issuance of Community Development District Bonds	8,110	15,996	—
Assumption of Community Development District Bonds by builders	1,035	5,572	—
Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	20,723	22,103	19,795
Restricted cash	529	966	609
Cash discontinued operations	35	7,013	6,981

Total cash, cash equivalents, and restricted cash	$21,287	30,082	27,385

See Notes to Combined Carve-Out Financial Statements

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

1. Organization

BBX Capital Florida LLC and its subsidiaries (the “Company” or, unless otherwise indicated or the context otherwise requires, “we,” “us,” or “our”) is a Florida-based diversified holding company. BBX Capital Florida LLC as a standalone entity without its subsidiaries is referred to as “New BBX Capital.”

New BBX Capital is currently wholly owned by BBX Capital Corporation (“BBX Capital” or “Parent”) and includes subsidiaries which hold or will hold substantially all of the BBX Capital’s investments other than its investment in Woodbridge Holdings Corporation (“Woodbridge”), which owns greater than 90% of the common stock of Bluegreen Vacations Corporation. BBX Capital previously formed New BBX Capital and merged the former BBX Capital Corporation (“BCC”) into it in December 2016.

On June 17, 2020, the Parent announced plans to spin-off the Company to its stockholders through a pro rata distribution of the Company’s stock to the Parent’s existing shareholders. The spin-off transaction is expected to be taxable to the Parent’s stockholders. The distribution is subject to the satisfaction or waiver of certain conditions, including, among other things, final approval of the distribution by the Parent’s shareholders, the Information Statement on Form 10, of which these financial statements form a part, being declared effective by the Securities and Exchange Commission (“SEC”), and New BBX Capital’s common stock being approved for listing on a national securities exchange.

Principal Investments

New BBX Capital’s principal investments include BBX Capital Real Estate LLC (“BBX Capital Real Estate”), BBX Sweet Holdings, LLC (“BBX Sweet Holdings”), and Renin Holdings, LLC (“Renin”).

BBX Capital Real Estate

BBX Capital Real Estate is engaged in the acquisition, development, construction, ownership, financing, and management of real estate and investments in real estate joint ventures, including investments in multifamily apartment and townhome communities, single-family master-planned communities, and commercial properties located primarily in Florida. In addition, BBX Capital Real Estate owns a 50% equity interest in The Altman Companies, LLC (the “Altman Companies”), a developer and manager of multifamily apartment communities, and manages the legacy assets acquired in connection with BCC’s sale of BankAtlantic in 2012, including portfolios of loans receivable, real estate properties.

BBX Sweet Holdings

BBX Sweet Holdings is engaged in the ownership and management of operating businesses in the confectionery industry, including IT’SUGAR, Hoffman’s Chocolates, and Las Olas Confections and Snacks. IT’SUGAR is a specialty candy retailer which operates approximately 100 retail locations, which include a mix of high-traffic resort and entertainment, lifestyle, mall/outlet, and urban locations in over 25 states and Washington D.C., and its products include bulk candy, candy in giant packaging, and novelty items. Hoffman’s Chocolates is a retailer of gourmet chocolates with retail locations in South Florida, and Las Olas Confections and Snacks is a manufacturer and wholesaler of chocolate and other confectionery products.

Renin

Renin is engaged in the design, manufacture, and distribution of sliding doors, door systems and hardware, and home décor products and operates through its headquarters in Canada and two manufacturing and distribution

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

facilities in the United States and Canada. In addition to its own manufacturing, Renin also sources various products and raw materials from China. During the year ended December 31, 2019, Renin’s total revenues included $36.0 million of trade sales to two major customers and their affiliates and $18.4 million of revenues generated outside the United States. Revenues from one customer of Renin represented $20.2 million, $20.7 million, and $20.9 million of the Company’s total revenues for the years ended December 31, 2019, 2018 and 2017, respectively, which represented nearly 10% of the Company’s total revenues for the years ended December 31, 2019 and 2018 and over 10% of the Company’s total revenues for the year ended December 31, 2017. Renin’s properties and equipment located outside the United States had a carrying amount of $1.6 million as of December 31, 2019.

Other

In addition to its principal investments, the Company has investments in other operating businesses, including a restaurant located in South Florida that was acquired through a loan foreclosure and an insurance agency, and previously operated pizza restaurant locations as a franchisee of MOD Super Fast Pizza (“MOD Pizza”), as described below.

In 2016, Food for Thought Restaurant Group (“FFTRG”), a wholly owned subsidiary of New BBX Capital, entered into area development and franchise agreements with MOD Pizza related to the development of up to approximately 60 MOD Pizza franchised restaurant locations throughout Florida. Through 2019, FFTRG had opened nine restaurant locations. As a result of FFTRG’s overall operating performance and the Company’s goal of streamlining its investment verticals, the Company entered into an agreement with MOD Pizza to terminate the area development and franchise agreements and transferred seven of its restaurant locations, including the related assets, operations, and lease obligations, to MOD Pizza during the third quarter of 2019. In addition, the Company closed the remaining two locations and terminated the related lease agreements. In connection with the transfer of the seven restaurant locations to MOD Pizza, the Company recognized an aggregate impairment loss of $4.0 million related to the disposal group, which included property and equipment, intangible assets, and net lease liabilities. In addition, prior to the transaction, the Company previously recognized $2.7 million of impairment losses associated with property and equipment at three restaurant locations. Accordingly, the Company recognized $6.7 million of impairment losses associated with its investment in MOD Pizza restaurant locations during the year ended December 31, 2019. FFTRG’s operations as a franchisee of MOD Pizza are presented as discontinued operations in the Company’s combined financial statements.

Basis of Presentation

The accompanying combined carve-out financial statements of the Company include the combined financial statements of New BBX Capital and its subsidiaries, including BBX Capital Real Estate, BBX Sweet Holdings, Renin, and FFTRG, as well as certain subsidiaries in which ownership is expected to be transferred from the Parent in connection with the spin-off transaction described above.

These combined carve-out financial statements have been derived from the accounting records of these companies and should be read with the accompanying notes thereto. Further, the combined carve-out financial statements do not necessarily reflect what the results of operations, financial position, or cash flows would have been had the Company been a separate entity nor are they indicative of the future results of the Company.

The majority of the assets, liabilities, revenues, expenses, and cash flows of the Company have been identified based on the existing legal entities. However, the historical costs and expenses reflected in the financial statements also include an allocation for certain corporate and shared service functions historically provided by the Parent. These expenses have been allocated to the Company on the basis of direct usage when identifiable, while the remainder of the expenses, including costs related to executive compensation, were allocated primarily on a pro-rata basis of combined revenues and equity in earnings of unconsolidated joint ventures of the Parent and its subsidiaries. The Company believes that the assumptions underlying the combined carve-out financial

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

statements, including the assumptions regarding the allocation of general corporate expenses from the Parent, are reasonable. However, the combined carve-out financial statements may not include all of the actual expenses that would have been incurred had the Company been operating as a standalone company during the periods presented. Actual costs that would have been incurred if the Company operated as a standalone company would depend on multiple factors, including organizational structure, technology infrastructure, and strategic direction. The Company also may incur additional costs associated with being a public company that are not reflected in the accompanying financial statements.

2. Summary of Significant Accounting Policies

Consolidation Policy—The combined carve-out financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of New BBX Capital’s wholly-owned subsidiaries, other entities in which New BBX Capital or its subsidiaries hold controlling financial interests, and any VIEs in which New BBX Capital or one of its consolidated subsidiaries is deemed the primary beneficiary of the VIE. All significant inter-company accounts and transactions have been eliminated.

Use of Estimates—The preparation of GAAP financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management evaluates its estimates, including those that relate to the recognition of revenue; the allowance for bad debt; the recovery of the carrying value of real estate; the measurement of assets and liabilities at fair value, including amounts recognized in business combinations and items measured at fair value on a non-recurring basis, such as intangible assets, goodwill, and real estate; the amount of the deferred tax valuation allowance and accounting for uncertain tax positions; and the estimate of contingent liabilities related to litigation and other claims and assessments. Management bases its estimates on historical experience and on other various assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions and conditions.

Cash and Cash Equivalents, and Restricted Cash—Cash equivalents consist of demand deposits at financial institutions, money market funds, and other short-term investments with original maturities at the time of purchase of 90 days or less. Cash in excess of the Company’s immediate operating requirements are generally invested in short-term time deposits and money market instruments that typically have original maturities at the date of purchase of three months or less. Restricted cash consists primarily of cash held at financial institutions associated with our insurance subsidiary or with borrowings. Cash and cash equivalents are maintained at various financial institutions located throughout the United States and Canada, in amounts exceeding the $250,000 federally insured limit. Accordingly, the Company is subject to credit risk. Management performs periodic evaluations of the relative credit standing of financial institutions maintaining the Company’s deposits to evaluate and, if necessary, take actions in an attempt to mitigate credit risk.

Revenue Recognition

Trade sales—Revenue is recognized on trade sales as follows:

•

Revenue is recognized on wholesale trade sales when control of the products is transferred to customers, which generally occurs when the products are shipped or the customers accept delivery. Wholesale trade sales typically have payment terms between 10 and 90 days. Certain customer trade sale contracts have

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

provisions for right of return, volume rebates, and price concessions. These types of discounts are accounted for as variable consideration, and the Company uses the expected value method to calculate the estimated reduction in the trade sales revenue. The inputs used in the expected value method include historical experience with the customer, sales forecasts, and outstanding purchase orders.

•	Revenue is recognized on retail trade sales at the point of sale, which occurs when products are sold at the Company’s retail locations.

•	Sales and other taxes imposed by governmental authorities that are collected by the Company from customers are excluded from revenue or the transaction price.

•	Shipping and handling activities that occur after the control of goods is transferred to a customer are accounted for as fulfillment activities instead of a separate performance obligation.

•

Revenue is not adjusted for the effects of a significant financing component if the Company expects, at the contract inception, that the performance obligation will be satisfied within one year or less.

Sales of real estate inventory—Revenue is generally recognized on sales of real estate inventory to customers when the sales are closed and title passes to the buyer. The Company generally receives payment from the sale of real estate inventory at the date of closing. In addition, certain real estate sales contracts provide for a contingent purchase price. The contingent purchase price in contracts pursuant to which the Company sells developed lots to homebuilders is generally calculated as a percentage of the proceeds that the homebuilders receive from sales to their own customers, and the Company does not receive payment of such amounts until the homebuilders close on such sales. The Company accounts for the contingent purchase price in these contracts as variable consideration and estimates the amount of such consideration that may be recognized upon the closing of the real estate transaction based on the expected value method. The estimate of variable consideration is recognized as revenue to the extent that it is not probable that a significant reversal in the amount of cumulative revenue recognized will occur when the uncertainty associated with the variable consideration is subsequently resolved. The inputs used in the expected value method include current sales prices (net of incentives), historical contingent purchase price receipts, and sales contracts on similar properties.

Interest income—Interest income from loans receivable originated by the Company is recognized on accruing loans when management determines that it is probable that all of the principal and interest will be collected in accordance with the loan’s contractual terms. Interest income is recognized on non-accrual loans on a cash basis. Loans receivable are included in other assets in the Company’s combined carve-out statements of financial condition.

Net gains on sales of real estate assets—Net gains on sales of real estate assets represents sales of assets to non-customers. Gains (or losses) are recognized from sales to non-customers when the control of the asset has been transferred to the buyer, which generally occurs when title passes to the buyer.

Trade Accounts Receivable and Allowance for Bad Debts—Accounts receivable are stated at the amounts billed to customers for sale of goods or services with a contractual maturity of one year or less. The Company provides an allowance for bad debts. This allowance is based on a review of outstanding receivables, historical collection information, and an evaluation of existing economic conditions impacting the Company’s customers. Accounts receivable are ordinarily due 30 to 60 days after the issuance of the invoice (based on terms). Accounts receivable are considered delinquent after 30 days past the due date. These delinquent receivables are monitored and are charged to the allowance for bad debts based on an evaluation of individual circumstances of the customer. Account balances are written off after collection efforts have been made and the potential recovery is considered remote.

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

Trade Inventories—Trade inventory is measured at the lower of cost or market. Cost includes all costs of conversions, including materials, direct labor, production overhead, depreciation of equipment, and shipping costs. Raw materials are not written down unless the goods in which they are incorporated are expected to be sold for less than cost, in which case, they are written down by reference to replacement cost of the raw materials. Finished goods and work in progress are stated at the lower of cost or market determined on a first-in, first-out or average cost basis. Shipping and handling fees billed to customers are recorded as trade sales, and shipping and handling fees paid by the Company are recorded as cost of goods sold.

In valuing inventory, the Company makes assumptions regarding the write-downs required for excess and obsolete inventory based on judgments and estimates formulated from available information. Estimates for excess and obsolete inventory are based on historical and forecasted usage. Inventory is also examined for upcoming expiration, and write-downs are recorded where appropriate. At December 31, 2019 and 2018, the reserve for inventory was $0.9 million and $0.5 million, respectively.

Real Estate—From time to time, the Company acquires real estate or takes possession or ownership of real estate through the foreclosure of collateral on loans receivable. Such real estate is classified as real estate held-for-sale, real estate held-for-investment, or real estate inventory. When real estate is classified as held-for-sale, it is initially recorded at fair value less estimated selling costs and subsequently measured at the lower of cost or estimated fair value less selling costs. When real estate is classified as held-for-investment, it is initially recorded at fair value and, if applicable, is depreciated in subsequent periods over its useful life using the straight-line method. Real estate is classified as real estate inventory when the property is under development for sale to customers and is measured at cost, including costs of improvements and amenities incurred subsequent to acquisition, capitalized interest and real estate taxes, and other costs incurred during the construction period. Expenditures for capital improvements are generally capitalized, while the ongoing costs of owning and operating real estate are charged to selling, general and administrative expenses as incurred. Impairments required on loans receivable at the time of foreclosure of real estate collateral are charged to the allowance for loan losses, while impairments of real estate required under ASC 360 to reflect subsequent declines in fair value are recorded as impairment losses in the Company’s combined carve-out statements of operations and comprehensive income.

Investments in Unconsolidated Real Estate Joint Ventures—The Company uses the equity method of accounting to record its equity investments in entities in which it has significant influence but does not hold a controlling financial interest, including equity investments in VIEs in which the Company is not the primary beneficiary. Under the equity method, an investment is reflected on the statement of financial condition of an investor as a single amount, and an investor’s share of earnings or losses from its investment is reflected in the statement of operations as a single amount. The investment is initially measured at cost and subsequently adjusted for the investor’s share of the earnings or losses of the investee and distributions received from the investee. The investor recognizes its share of the earnings or losses of the investee in the periods in which they are reported by the investee in its financial statements rather than in the period in which an investee declares a distribution. Intra-entity profits and losses on assets still remaining with an investor or investee are eliminated.

The Company recognizes its share of earnings or losses from certain equity method investments based on the hypothetical liquidation at book value (“HLBV”) method. Under the HLBV method, earnings or losses are recognized based on how an entity would allocate and distribute its cash if it were to sell all of its assets and settle its liabilities for their carrying amounts and liquidate at the reporting date. The HLBV method is used to calculate the Company’s share of earnings or losses from equity method investments when the contractual cash disbursements are different than the investors’ equity interest.

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

The Company capitalizes interest expense on investments in and advances or loans to real estate joint ventures accounted for under the equity method that have commenced qualifying activities, such as real estate development projects. The capitalization of interest expense ceases when the investee completes its qualifying activities, and total capitalized interest expense cannot exceed interest expense incurred.

The Company reviews its investments on an ongoing basis for indicators of other-than-temporary impairment. This determination requires significant judgment in which the Company evaluates, among other factors, the fair market value of its investments, general market conditions, the duration and extent to which the fair value of an investment is less than cost, and the Company’s intent and ability to hold an investment until it recovers. The Company also considers specific adverse conditions related to the financial health and business outlook of the investee, including industry and market performance, rating agency actions, and expected future operating and financing cash flows. If a decline in the fair value of an investment is determined to be other-than-temporary, an impairment loss is recorded to reduce the investment to its fair value, and a new cost basis in the investment is established.

Property and Equipment, net—Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which is generally 3 years for computer equipment, 3 to 5 years for software, 5 years for furniture and fixtures, and 7 to 10 years for manufacturing equipment. The cost of leasehold improvements is depreciated using the straight-line method over the shorter of the terms of the related leases or the estimated useful lives of the improvements. Costs for new property, leasehold improvements, and equipment, as well as major renewals and betterments, are capitalized, while costs for maintenance and repairs are expensed as incurred.

Long-Lived Assets—The Company evaluates its long-lived assets, including property and equipment, definite-lived intangible assets, and right-of-use assets associated with its lease agreements, for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable. Factors which could indicate that an asset (or asset group) may not be recoverable include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the assets or the strategy for the overall business, a significant decrease in the market value of the assets, and significant negative industry or economic trends. The carrying amount of an asset (or asset group) is not considered recoverable when the carrying amount exceeds the sum of the undiscounted cash flows expected to result from the use of the asset (or asset group). To the extent that the carrying amount of an asset (or asset group) exceeds the sum of such undiscounted cash flows, an impairment loss is measured and recorded based on the amount by which the carrying amount of the asset (or asset group) exceeds its fair value. Impairment losses associated with an asset group are allocated to long-lived assets within the asset group based on their relative carrying amounts; however, the carrying amounts of individual long-lived assets within an asset group are not reduced below their individual fair values.

To the extent that impairment testing is required, the Company estimates the fair values of its trademark and customer relationship intangible assets. The relief from royalty valuation method, a form of the income approach, is used to estimate the fair value of trademarks. Under this method, the fair value of trademarks is determined by calculating the present value using a risk-adjusted discount rate of the estimated future royalty payments that would have to be paid if the trademarks were not owned. The multi-period excess earnings method, a form of the income approach, is used to estimate the fair value of customer relationships. The multi-period excess earnings method isolates the expected cash flows attributable to the customer relationship intangible asset and discounts these cash flows at a risk adjusted discount rate.

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

As the carrying amounts of the Company’s long-lived assets and definite-lived intangible assets are dependent upon estimates of future cash flows that they are expected to generate, these assets may be impaired if cash flows decrease significantly or do not meet expectations, in which case they would be written down to their estimated fair values. The estimates of useful lives and expected cash flows require the Company to make significant judgments regarding future periods that are subject to a number of factors, many of which are beyond the Company’s control.

Goodwill—The Company recognizes goodwill upon the acquisition of a business when the fair values of the consideration transferred and any noncontrolling interests in the acquiree are in excess of the fair value of the acquiree’s identifiable net assets. The Company tests goodwill for potential impairment on an annual basis as of December 31 or during interim periods if impairment indicators exist. The Company first assesses qualitatively whether it is necessary to perform goodwill impairment testing. Impairment testing is performed when it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. The Company evaluates various factors affecting a reporting unit in its qualitative assessment, including, but not limited to, macroeconomic conditions, industry and market considerations, cost factors, and financial performance. If the Company concludes from its qualitative assessment that goodwill impairment testing is required, the fair value of the reporting unit is compared to its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, the Company records an impairment loss for the excess amount, although the impairment loss is limited to the amount of goodwill allocated to the reporting unit.

The Company generally applies an income approach utilizing a discounted cash flow methodology and a market approach utilizing a guideline public company and transaction methodology to estimate the fair value of its reporting units. The estimated fair values obtained from the income and market approaches are compared and reviewed for reasonableness to determine a best estimate of fair value. The Company’s discounted cash flow methodology establishes an estimate of fair value by estimating the present value of the projected future cash flows to be generated from a reporting unit. The discount rate applied to the projected future cash flows to arrive at the present value is intended to reflect all risks of ownership and the associated risks of realizing the stream of projected future cash flows. The Company generally uses a five to ten-year period in computing discounted cash flow values. The most significant assumptions used in the discounted cash flow methodology are generally the terminal value, the discount rate, and the forecast of future cash flows. The guideline public company methodology establishes an estimate of fair value based upon the trading prices of public traded companies that are similar to the applicable reporting unit, while the guideline transaction methodology establishes an estimate of fair value based on acquisitions of companies that are similar to the applicable reporting unit. Under these methods, the Company develops multiples of revenue and earnings before interest, taxes, depreciation and amortization (“EBITDA”) based upon the indicated enterprise value, revenues, and EBITDA of the guideline companies and makes adjustments to such multiples based on various considerations, including the financial condition, operating performance, and relative risk of the guideline companies. The adjusted multiples are then applied to the revenues and EBITDA of the reporting unit to develop an estimated fair value of the reporting unit. Depending on the facts and circumstances applicable to the reporting unit and the guideline companies, the Company may place greater emphasis on the income or market approach to determine its best estimate of fair value.

Inherent in the Company’s determinations of fair value are certain judgments and estimates relating to future cash flows, including the Company’s assessment of current economic indicators and market valuations, and assumptions about the Company’s strategic plans with regard to its operating businesses. Due to the uncertainties associated with such evaluations, actual results could differ materially from such estimates.

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

Operating Lease Assets and Operating Lease Liabilities—The Company recognizes right-of-use assets and lease liabilities associated with lease agreements with an initial term of greater than 12 months, while lease agreements with an initial term of 12 months or less are not recorded in the Company’s combined carve-out statements of financial condition. The Company determines if an arrangement is a lease at inception. The operating lease assets represent the Company’s right to use an underlying asset for the lease term, and operating lease liabilities represent the Company’s obligation to make lease payments. Operating lease assets and liabilities are recognized when the Company takes possession of the underlying asset based on the present value of lease payments over the lease term. The Company generally does not include lease payments associated with renewal options that are exercisable at its discretion in the measurement of its operating lease assets and operating lease liabilities as it is not reasonably certain that such options will be exercised. The Company generally recognizes lease costs associated with its operating leases on a straight-line basis over the lease term, while variable lease payments that do not depend on an index or rate are recognized as variable lease costs in the period in which the obligation for those payments is incurred. The Company recognizes accrued straight-line rent and unamortized tenant allowances received from landlords associated with its operating leases as a reduction of the operated lease assets associated with such leases. The Company has lease agreements with lease and non-lease components which it generally accounts for as a single lease component for lease classification, recognition and measurement purposes.

Cost of Trade Sales—Cost of trade sales includes the cost of inventory, shipping and handling, warehousing, and occupancy expenses related to the Company’s retail locations and manufacturing facilities.

Deferred Financing Costs—Deferred financing costs are comprised of costs incurred in connection with obtaining financing from third-party lenders and are presented in the Company’s combined carve-out statements of financial condition as other assets or as a direct deduction from the carrying amount of the associated debt liability. These costs are capitalized and amortized to interest expense over the terms of the related financing arrangements. As of December 31, 2019 and 2018, unamortized deferred financing costs presented in other assets totaled $0.1 million and $0.2 million, respectively, while unamortized costs presented against the associated debt liabilities totaled $0.8 million and $0.7 million, respectively. Interest expense from the amortization of deferred financing costs for the years ended December 31, 2019, 2018 and 2017 was $72,000, $41,000, and $20,000, respectively.

Income Taxes—The Company accounts for income taxes on a separate return basis and accounts for income taxes using the asset and liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rate is recognized in income or expense in the period that the change is effective. Income tax benefits are recognized when it is probable that the deduction will be sustained. A valuation allowance is established when it is more likely than not that all or a portion of a deferred tax asset will either expire before the Company is able to realize the benefit, or that future deductibility is uncertain. If a valuation allowance is recorded, a subsequent change in circumstances that causes a change in judgment about the realization of the related deferred tax amount could result in the reversal of the deferred tax valuation allowance.

An uncertain tax position is defined as a position taken or expected to be taken in a tax return that is not based on clear and unambiguous tax law and which is reflected in measuring current or deferred income tax assets and liabilities for interim or annual periods. The Company may recognize the tax benefit from an uncertain tax position only if it believes that it is more likely than not that the tax position will be sustained on examination by

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

the taxing authorities based on the technical merits of the position. The Company measures the tax benefits recognized based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. The Company recognizes interest and penalties related to unrecognized tax benefits in its provision for income taxes.

Noncontrolling Interests—Noncontrolling interests reflect third parties’ ownership interests in entities that are combined in the Company’s financial statements but are less than 100% owned by the Company. Noncontrolling interests are recognized as equity in the combined carve-out statement of financial condition and presented separately from the equity attributable to the Parent, while noncontrolling interests that are redeemable for cash at the holder’s option or upon a contingent event outside of the Company’s control are classified as redeemable noncontrolling interests and presented in the mezzanine section between total liabilities and equity in the combined carve-out statement of financial condition. The Company measures redeemable noncontrolling interests on an ongoing basis by accreting changes in the estimated redemption value of such interests from the date of issuance to the earliest redemption date and adjusts the carrying amount of such interests to the calculated value in the event that it is in excess of the carrying amount of such interests at such time.

A change in the ownership interests of a subsidiary is accounted for as an equity transaction if the Company retains its controlling financial interest in the subsidiary.

The amounts of combined carve-out net income and comprehensive income attributable to the Parent and noncontrolling interests are separately presented in the Company’s combined carve-out statement of operations and comprehensive income.

Advertising and Marketing—Advertising and marketing costs are expensed as incurred. Advertising and marketing costs, which are included as selling, general and administrative expenses in the Company’s combined carve-out statements of operations and comprehensive income (loss), were $2.5 million, $2.3 million and $1.5 million, respectively, for the years ended December 31, 2019, 2018 and 2017.

Accounting for Loss Contingencies—Loss contingencies, including those arising from legal actions, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.

Recently Adopted Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) has issued the following accounting pronouncements and guidance relevant to the Company’s operations which have been adopted as of January 1, 2019:

ASU No. 2016-02—Leases (Topic 842). This standard, as subsequently amended and clarified by various ASUs, requires lessees to recognize assets and liabilities for the rights and obligations created by leases of assets. For income statement purposes, the standard retains a dual model which requires leases to be classified as either operating or finance based on criteria that are largely similar to those applied under prior lease accounting but without explicit bright lines. The standard also requires extensive quantitative and qualitative disclosures, including significant judgments and assumptions made by management in applying the standard, intended to provide greater insight into the amount, timing, and uncertainty of cash flows arising from leases.

The Company adopted the standard on January 1, 2019 and applied the transition guidance as of the date of adoption under the current-period adjustment method. As a result, the Company recognized right-of-use assets and lease liabilities associated with its leases on January 1, 2019, with a cumulative-effect adjustment to the

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

opening balance of accumulated earnings, while the comparable prior periods in the Company’s financial statements have been and will continue to be reported in accordance with Topic 840, including the disclosures of Topic 840.

The standard includes a number of optional practical expedients under the transition guidance. The Company elected the package of practical expedients which allowed the Company to not reassess prior conclusions about lease identification, lease classification, and initial direct costs. The Company also made accounting policy elections by class of underlying asset to not apply the recognition requirements of the standard to leases with terms of 12 months or less and to not separate non-lease components from lease components. Consequently, each separate lease component and the non-lease components associated with that lease component is accounted for as a single lease component for lease classification, recognition, and measurement purposes.

Upon adoption of the standard on January 1, 2019, the Company recognized a lease liability of $95.3 million and a right-of-use asset of $86.4 million. The difference between the lease liability and right-of-use asset primarily reflects the reclassification of accrued straight-line rent and unamortized tenant allowances from other liabilities in the Company’s combined carve-out statement of financial condition to a reduction of the right-of-use asset. In addition, the Company recognized an impairment loss of $3.4 million in connection with the recognition of right-of-use assets for certain IT’SUGAR retail locations as a cumulative-effect adjustment to the opening balance of accumulated earnings. The implementation of the standard did not have a material impact on the Company’s combined carve-out statement of operations and comprehensive income or statement of cash flows. See Note 11 for additional information regarding the Company’s lease agreements.

Future Adoption of Recently Issued Accounting Pronouncements

The FASB has issued the following accounting pronouncements and guidance relevant to the Company’s operations which have not been adopted as of December 31, 2019:

ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments (as subsequently amended and clarified by various ASUs). This standard introduces an approach of estimating credit losses on certain types of financial instruments based on expected losses and expands the disclosure requirements regarding an entity’s assumptions, models, and methods for estimating its allowance for bad debts. The Company adopted this standard on January 1, 2020 using a modified retrospective method. The Company did not recognize a cumulative effect adjustment upon adoption of the standard as the standard did not have a material impact on the Company’s allowance for bad debts. The Company also elected the practical expedient to not measure an allowance for credit losses for accrued interest receivables, as the Company’s interest income is suspended, and previously accrued but unpaid interest income is reversed, on all delinquent notes receivable when principal or interest payments are more than 90 days contractually past due and not resumed until such loans are less than 90 days past due. As such, the adoption of the standard did not have a material impact on the Company’s combined carve-out financial statements.

ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This standard removes specific exceptions to the general principles in Topic 740 including exceptions related to (i) the incremental approach for intraperiod tax allocations, (ii) accounting for basis differences when there are ownership changes in foreign investments, and (iii) interim period income tax accounting for year-to-date losses that exceed anticipated losses. The statement is effective for the Company on January 1, 2021 and interim periods within that fiscal year. Early adoption is permitted. The Company is currently evaluating the impact that ASU 2019-12 may have on its combined carve-out financial statements.

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

ASU 2018-15, Intangibles (Topic 350-40): Goodwill and Other – Internal–Use Software. This standard requires a customer in a cloud computing arrangement that is a service contract (“CCA”) to follow the internal-use software guidance in ASC 350-40 to determine which implementation costs to capitalize as assets or expense as incurred. The standard also requires entities to present implementation costs related to a CCA in the same financial statement line items as the CCA service fees. The Company adopted this standard on January 1, 2020 and is applying the transition guidance as of the date of adoption prospectively, under the current period adjustment method. The adoption of the standard is not expected to have a material impact on the Company’s combined carve-out financial statements.

ASU No. 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. This standard modifies the disclosure requirements in Topic 820 related to the valuation techniques and inputs used in fair value measurements, uncertainty in measurement, and changes in measurements applied. This standard was effective for the Company on January 1, 2020, and the adoption of the standard is not expected to have a material impact on the Company’s combined carve-out financial statements and disclosures.

3. Acquisition

Acquisition of IT’SUGAR

On June 16, 2017, BBX Sweet Holdings acquired IT’SUGAR, a specialty candy retailer with approximately 100 retail locations in over 25 states and Washington, D.C., through the acquisition of all of its Class A Preferred Units and 90.4% of its Class B Common Units for cash consideration of approximately $58.4 million, net of cash acquired. The remaining 9.6% of IT’SUGAR’s Class B Common Units is owned by JR Sugar Holdings, LLC (“JR Sugar”), an entity owned by the founder and CEO of IT’SUGAR.

The consolidated net assets and results of operations of IT’SUGAR are included in the Company’s combined carve-out financial statements commencing on June 16, 2017 and resulted in the following impact to trade sales and income before income taxes from the acquisition date to December 31, 2017 (in thousands):

June 16, 2017 to December 31, 2017
Trade sales	$46,765

Income before income taxes	$2,598

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

Purchase Price Allocation

The Company accounted for the acquisition of IT’SUGAR using the acquisition method of accounting, which requires that the assets acquired and liabilities assumed associated with an acquiree be recognized at their fair values at the acquisition date. The following table summarizes the purchase price allocation based on the Company’s valuation, including the fair values of the assets acquired, liabilities assumed, and the redeemable noncontrolling interest in IT’SUGAR at the acquisition date (in thousands):

Property and equipment	$18,747
Cash, inventory and other assets	12,212
Identifiable intangible assets(1)	4,512

Total assets acquired	35,471

Accounts payable and other liabilities	(5,370)
Identifiable intangible liabilities(2)	(716)

Total liabilities assumed	(6,086)

Fair value of identifiable net assets	29,385
Redeemable noncontrolling interest	(2,490)
Goodwill	35,164

Purchase consideration	62,059
Less: cash acquired	(3,641)

Cash paid for acquisition less cash acquired	$58,418

Acquisition-related costs included in selling, general and administrative expenses	$2,963

(1)

Identifiable intangible assets were comprised of $4.2 million, $0.2 million and $0.1 million associated with IT’SUGAR’s trademark, favorable operating lease agreements, and a noncompetition agreement, respectively.

(2)	Identifiable intangible liabilities were comprised of unfavorable operating lease agreements.

The fair values reported in the above table were estimated by the Company using available market information and appropriate valuation methods. As considerable judgment is involved in estimates of fair value, the fair values presented above are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methods could have a material effect on the estimated fair value amounts.

The following summarizes the Company’s methodologies for estimating the fair values of certain assets and liabilities associated with IT’SUGAR:

Property and Equipment

Property and equipment acquired consisted primarily of leasehold improvements at IT’SUGAR’s retail locations. The fair value of the leasehold improvements and other equipment was estimated based on the replacement cost approach.

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

Identifiable Intangible Assets and Liabilities

The identifiable intangible assets acquired primarily consisted of the fair value of IT’SUGAR’s trademark, which was estimated using the relief-from-royalty method, a form of the income approach. Under this approach, the fair value was estimated by calculating the present value using a risk-adjusted discount rate of the expected future royalty payments that would have to be paid if the IT’SUGAR trademark was not owned.

The identifiable intangible assets and liabilities also included the fair value of IT’SUGAR’s operating lease agreements associated with its retail stores. The fair values of these assets and liabilities were estimated by calculating the present value using a risk-adjusted discount rate of the difference between the contractual amounts to be paid pursuant to the lease agreements and the estimate of market lease rates at the acquisition date.

The $4.2 million trademark intangible asset is being amortized over 15 years, and the $0.2 million of favorable lease agreements and the $0.7 million of unfavorable lease agreements were being amortized over a weighted average period of 6.5 years. Upon the Company’s adoption of the new lease accounting standard on January 1, 2019, the unamortized balances of the intangibles related to IT’SUGAR’s lease agreements were reclassified and included in the measurement of the right-of-use assets associated with the applicable lease agreements. The noncompetition agreement is being amortized over five years.

Goodwill

The goodwill recognized in connection with the acquisition reflects the difference between the estimated fair value of the net assets acquired and the consideration paid by BBX Sweet Holdings to acquire IT’SUGAR. The goodwill recognized in the acquisition is deductible for income tax purposes.

Pro Forma Information (unaudited)

The following unaudited pro forma financial data presents the Company’s revenues and earnings for the year ended December 31, 2017 as if the acquisition was completed on January 1, 2016 (in thousands):

Pro Forma For the Year Ended December 31, 2017
Trade sales	$178,643

Loss from continuing operations before income taxes	$(12,792)

Net loss(1)	$(15,709)

Net loss attributable to Parent(1)	$(15,658)

(1)	The pro forma income before income taxes, net income, and net income attributable to the Parent for the year ended December 31, 2017 were adjusted to exclude $3.0 million of acquisition-related costs.

The unaudited pro forma financial data reported in the above table does not purport to represent what the actual results of the Company’s operations would have been assuming that the acquisition date was January 1, 2016, nor does it purport to predict the Company’s results of operations for future periods.

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

Noncontrolling Interest

Under the terms of IT’SUGAR’s operating agreement, JR Sugar may require the Company to purchase for cash its Class B Common Units of IT’SUGAR upon the occurrence of certain events, including events relating to the employment agreement between the Company and the CEO of IT’SUGAR, as described below. The purchase price payable by the Company for such Class B Common Units will be determined based on the circumstance giving rise to such purchase obligation in accordance with prescribed formulas set forth in IT’SUGAR’s operating agreement. In addition, commencing on the seventh anniversary of the acquisition date, the Company shall have the right, but not the obligation, to require JR Sugar to sell its Class B Common Units to the Company in accordance with a prescribed formula set forth in IT’SUGAR’s operating agreement.

As a result of the redemption features, JR Sugar’s Class B Common Units are considered redeemable noncontrolling interests and reflected in the mezzanine section as a separate line item in the Company’s combined carve-out statement of financial condition. As the noncontrolling interests are not currently subject to redemption but are probable of becoming redeemable in a future period, the Company is measuring the noncontrolling interests by accreting changes in the estimated purchase price from the acquisition date to the earliest redemption date and adjusts the carrying amount of such interests to equal the calculated value in the event it is in excess of the carrying amount of such interests at such time.

The redeemable noncontrolling interest included in the Company’s combined carve-out statements of financial condition as of December 31, 2019 and 2018 was $4.0 million and $2.6 million, respectively.

Employment and Loan Agreements

In connection with the acquisition of IT’SUGAR, the Company entered into an employment agreement with the founder and CEO of IT’SUGAR for his continued services as CEO of IT’SUGAR. Upon the occurrence of certain events constituting a breach of the employment agreement by the CEO resulting in his termination, the Company may exercise its ability to purchase JR Sugar’s Class B Common Units for cash for an amount equal to the lesser of the fair market value of such units determined in accordance with the prescribed formula set forth in IT’SUGAR’s operating agreement and the initial value ascribed to such units at the acquisition date. Similarly, upon the occurrence of certain “not for cause” termination events associated with the termination of the CEO’s employment, JR Sugar may require the Company to purchase its Class B Common Units for cash for an amount equal to the greater of the fair market value of such units determined in accordance with the prescribed formula set forth in IT’SUGAR’s operating agreement and the initial value ascribed to such units at the acquisition date.

Concurrent with the acquisition, JR Sugar borrowed $2.0 million from the Company in the form of two promissory notes, as partial consideration for the purchase of its 9.6% ownership of IT’SUGAR’s Class B Common Units. The notes mature on June 16, 2024, and a portion of the aggregate principal balance and accrued interest of such notes will be forgiven on an annual basis provided that IT’SUGAR’s CEO continues to remain employed with the Company pursuant to his employment agreement. The notes receivable are presented as a deduction from the balance of the related Class B Common Units included in redeemable noncontrolling interests in the combined carve-out statements of financial condition.

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

4. Trade Accounts Receivable

The Company’s trade receivables consisted of the following (in thousands):

	December 31,
	2019	2018
Trade receivables	$13,274	18,372
Allowance for bad debts	(170)	(79)

Total trade inventory	$13,104	18,293

5. Trade Inventory

The Company’s trade inventory consisted of the following (in thousands):

	December 31,
	2019	2018
Raw materials	$3,048	2,718
Paper goods and packaging materials	1,327	1,112
Finished goods	18,468	16,216

Total trade inventory	$22,843	20,046

6. Real Estate

The Company’s real estate consisted of the following (in thousands):

	December 31,
	2019	2018
Real estate held-for-sale	$11,297	20,202
Real estate held-for-investment	6,015	10,976
Real estate inventory	48,506	23,778

Total real estate	$65,818	54,956

The Company sold various real estate assets that were classified as held-for-sale or held-for-investment, including its remaining land parcels located at PGA Station in Palm Beach Gardens, Florida and various land parcels located in Florida, as well as RoboVault, a self-storage facility in Fort Lauderdale, Florida that was previously classified in property and equipment. As a result of these sales, the Company recognized total net gains on sales of real estate of $13.6 million and received aggregate net proceeds of $35.2 million during the year ended December 31, 2019.

7. Investments in Unconsolidated Real Estate Joint Ventures

As of December 31, 2019, the Company has equity interests in unconsolidated real estate joint ventures involved in the development of multifamily apartment and townhome communities, as well as single-family master planned communities. In addition, the Company owns a 50% equity interest in the Altman Companies, a developer and manager of multifamily apartment communities.

Investments in unconsolidated real estate joint ventures are accounted for as unconsolidated VIEs.

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

Investments in unconsolidated real estate joint ventures consisted of the following (in thousands, except ownership percentages):

	December 31,
	2019	Ownership(1)	2018
Altis at Lakeline - Austin Investors, LLC	$242%	34.47	$4,531
Altis at Grand Central Capital, LLC	2,653	11.07	2,549
Altis Promenade Capital, LLC	2,126	6.61	2,195
Altis at Bonterra - Hialeah, LLC	618	96.73	21,602
Altis Ludlam - Miami Investor, LLC	1,081	33.30	675
Altis Suncoast Manager, LLC	753	33.30	1,857
Altis Pembroke Gardens, LLC	1,277	0.41	1,284
Altis Fairways, LLC	1,880	0.42	1,876
Altis Wiregrass, LLC	1,792	2.22	1,897
Altis LH-Miami Manager, LLC	811	3.43	—
Altis Vineland Pointe Manager, LLC	4,712	50.00	—
Altis Miramar East/West	2,631	5.00	—
The Altman Companies, LLC(2)	14,745	50.00	14,893
ABBX Guaranty, LLC	3,750	50.00	2,500
Sunrise and Bayview Partners, LLC	1,562	50.00	1,439
PGA Design Center Holdings, LLC	996	40.00	691
CCB Miramar, LLC	5,999	70.00	1,575
BBX/Label Chapel Trail Development, LLC	1,126	46.75	4,515
L03/212 Partners, LLC	2,087	3.41	—
PGA Lender, LLC	2,111	45.88	—
Sky Cove, LLC	4,178	26.25	—
All other investments in real estate joint ventures	200		659

Total	$57,330		$64,738

(1)

The Company’s ownership percentage in each real estate joint venture represents the Company’s percentage of the contributed capital in each venture. The operating agreements for many of these ventures provide for a disproportionate allocation of distributions to the extent that certain investors receive specified returns on their investments, and as a result, these percentages do not necessarily reflect the Company’s economic interest in the expected distributions from such ventures.

(2)

The investment in The Altman Companies, LLC includes $2.3 million of transaction costs that were incurred in connection with the formation of the joint venture. See additional information below in this Note 7 regarding the Company’s acquisition of its interest in the Altman Companies, LLC.

Unconsolidated Variable Interest Entities

In accordance with the applicable accounting guidance for the consolidation of VIEs, the Company analyzes its investments in real estate joint ventures to determine if such entities are VIEs, and to the extent that such entities are VIEs, if the Company is the primary beneficiary. Based on the Company’s analysis of the forecasted cash flows and structure of these ventures, including the respective operating agreements governing these entities and any relevant financial agreements, such as financing arrangements, the Company has determined that its real estate joint ventures are VIEs in which the Company is not the primary beneficiary, and therefore, the Company accounts for its investments in the real estate joint ventures under the equity method of accounting. The

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

Company’s conclusion that it is not the primary beneficiary of these entities is primarily based on the determination that the Company does not have the power to direct activities of the entities that most significantly affect their economic performance. In many of the joint ventures, the Company is not the operating manager and has limited protective rights under the operating agreements, while in certain joint ventures, the investors share decision-making authority in a manner that prevents any individual investor from exercising power over such entities.

The Company’s maximum exposure to loss in its unconsolidated real estate joint ventures was $59.8 million as of December 31, 2019.

Basis Differences

The aggregate difference between the Company’s investments in unconsolidated real estate joint ventures and its underlying equity in the net assets of such ventures was $9.2 million and $11.9 million as of December 31, 2019 and 2018, respectively, which includes $8.5 million and $10.3 million associated with the Company’s investment in the Altman Companies and certain multifamily apartment developments which were acquired for cash consideration based on their estimated fair values as of the acquisition date, as described below, and $0.7 million and $1.6 million associated with the capitalization of interest on real estate development projects.

Equity in Net Earnings of Unconsolidated Real Estate Joint Ventures

For the years ended December 31, 2019, 2018 and 2017, the Company’s equity in net earnings of unconsolidated real estate joint ventures was $37.9 million, $14.2 million and $12.5 million, respectively.

Equity earnings for the year ended December 31, 2019 includes $29.2 million and $5.0 million in equity earnings from the Altis at Bonterra and the Altis at Lakeline joint ventures, respectively, which includes the Company’s share of gains recognized by the ventures upon the sale of their respective multifamily apartment communities. Equity earnings for the year ended December 31, 2018 includes $9.3 million in equity earnings from the Addison on Millenia joint venture, which includes the Company’s share of the gain recognized by the venture upon the sale of its multifamily apartment community. Equity earnings for the year ended December 31, 2017 includes $11.0 million in equity earnings from the Hialeah Communities joint venture, which reflects the Company’s share of the profits recognized by the venture upon the sale of single-family homes in its master planned community.

The Altman Companies, LLC

In November 2018, the Company acquired a 50% equity interest in the Altman Companies, a joint venture between the Company and Joel Altman (“JA”) engaged in the development, construction, and management of multifamily apartment communities, for cash consideration of $14.6 million, including $2.3 million in transaction costs.

The Altman Companies owns 100% of the membership interests in Altman Development Company and Altman Management Company and 60% of the membership interests in Altman-Glenewinkel Construction and generates revenues from the performance of development, general contractor, leasing, and property management services to joint ventures that are formed to invest in development projects originated by the Altman Companies. In addition, the Company and JA invest in the managing member of such joint ventures based on their relative ownership percentages in the Altman Companies.

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

Pursuant to the operating agreement of the Altman Companies, the Company will acquire an additional 40% equity interest in the Altman Companies from JA for a purchase price of $9.4 million in January 2023, and JA can also, at his option or in other predefined circumstances, require the Company to purchase his remaining 10% equity interest in the Altman Companies for $2.4 million. However, JA will retain his membership interests, including his decision making rights, in the managing member of any development joint ventures that are originated prior to the Company’s acquisition of additional equity interests in the Altman Companies. In addition, in certain circumstances, the Company may acquire the 40% membership interests in Altman-Glenewinkel Construction that are not owned by the Altman Companies for a purchase price based on prescribed formulas in the operating agreement of Altman-Glenewinkel Construction.

Under the terms of the operating agreement of the Altman Companies, the venture is being jointly managed by the Company and JA until the Company’s acquisition of the additional 40% equity interest from JA, with the partners sharing decision making authority for all significant operating and financing decisions. To the extent that the parties cannot reach consensus on a matter, the operating agreement generally provides that a third party will resolve such matter; however, for certain decisions, the operating agreement provides that the venture cannot proceed with such matters without approval from both parties.

In connection with its investment in the Altman Companies, the Company acquired interests in the managing member of seven multifamily apartment developments, including four developments in which the Company had previously invested as a non-managing member, for aggregate cash consideration of $8.8 million. In addition, the Company and JA have each contributed $3.8 million to ABBX Guaranty, LLC, a joint venture established to provide guarantees on the indebtedness and construction cost overruns of new real estate joint ventures formed by the Altman Companies.

Summarized Financial Information of Certain Unconsolidated Real Estate Joint Ventures

The tables below set forth financial information, including condensed statements of financial condition and operations, related to Altis at Bonterra – Hialeah, LLC (in thousands):

	December 31,
	2019	2018
Assets
Cash	$855	3,777
Restricted cash	559	256
Real estate	—	55,734
Other assets	—	134

Total assets	$1,414	59,901

Liabilities and Equity
Notes payable	$—	38,641
Other liabilities	751	571

Total liabilities	751	39,212

Total equity	663	20,689

Total liabilities and equity	$1,414	59,901

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

	For the Years Ended December 31,
	2019	2018	2017
Total revenues	$4,498	6,510	1,851
Gain on sale of real estate	33,843	—	—
Other expenses	(4,480)	(5,937)	(2,657)

Net earnings (loss)	$33,861	573	(806)

Equity in net earnings (loss) of unconsolidated real estate joint venture—Altis at Bonterra - Hialeah, LLC	$29,221	544	(766)

The tables below set forth financial information, including condensed statements of financial condition and operations, related to Altis at Lakeline - Austin Investors, LLC (in thousands):

	December 31,
	2019	2018
Assets
Cash	$628	2,403
Restricted cash	5	229
Real estate	—	42,940
Other assets	144	108

Total assets	$777	45,680

Liabilities and Equity
Notes payable	$—	33,467
Other liabilities	—	1,835

Total liabilities	—	35,302

Total equity	777	10,378

Total liabilities and equity	$777	45,680

	For the Years Ended December 31,
	2019	2018	2017
Total revenues	$1,458	5,842	3,528
Gain on sale of real estate	17,178	—	—
Other expenses	(1,801)	(6,746)	(6,028)

Net earnings (loss)	$16,835	(904)	(2,500)

Equity in net earnings (loss) of unconsolidated real estate joint venture—Altis at Lakeline - Austin Investors, LLC	$5,029	(312)	(862)

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

The tables below set forth financial information, including condensed statements of financial condition and operations, related to Hialeah Communities, LLC (in thousands):

	December 31,
	2019	2018
Assets
Cash	$431	675
Properties and equipment	—	—
Other assets	—	—

Total assets	$431	675

Liabilities and Equity
Notes payable	$—	—
Other liabilities	—	277

Total liabilities	—	277

Total equity	431	398

Total liabilities and equity	$431	675

	For the Years Ended December 31,
	2019	2018	2017
Total revenues	$50	406	80,407
Costs of sales	—	(64)	(51,072)
Other expenses	(38)	(44)	(5,134)

Net earnings	$12	298	24,201

Equity in net earnings of unconsolidated real estate joint venture—Hialeah Communities, LLC	$5	55	11,043

The tables below set forth financial information, including condensed statements of financial condition and operations, related to Altis at Shingle Creek, LLC (in thousands):

December 31,
	2019	2018
Assets
Cash	$—	—
Properties and equipment	—	—
Other assets	—	—

Total assets	$—	—

Liabilities and Equity
Notes payable	$—	—
Other liabilities	—	—

Total liabilities	—	—

Total equity	—	—

Total liabilities and equity	$—	—

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

	For the Years Ended December 31,
	2019	2018	2017
Net gain on sale of real estate	$—	22,027	—
Other revenues	—	1,704	4
Costs of sales	—	—	—
Other expenses	—	(2,156)	(254)

Net earnings (losses)	$—	21,575	(250)

Equity in net earnings (losses) of unconsolidated real estate joint venture—Altis at Shingle Creek, LLC	$—	3,401	(5)

The tables below set forth financial information, including condensed statements of financial condition and operations, related to BBX/Label Chapel Trail Development, LLC (in thousands):

	December 31,
	2019	2018
Assets
Cash	$1,725	876
Real estate	2,134	20,103
Other assets	6	6

Total assets	$3,865	20,985

Liabilities and Equity
Notes payable	$184	9,286
Other liabilities	357	2,587

Total liabilities	541	11,873

Total equity	3,324	9,112

Total liabilities and equity	$3,865	20,985

	For the Years Ended December 31,
	2019	2018	2017
Total revenues	$44,988	—	—
Costs of sales	(35,575)	—	—
Other expenses	(2,341)	(1,388)	(177)

Net earnings (losses)	$7,072	(1,388)	(177)

Equity in net earnings (losses) of unconsolidated real estate joint venture—BBX/Label Chapel Trail Development, LLC	$3,306	(649)	(83)

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

8. Property and Equipment

Property and equipment consists of the following (in thousands):

	December 31,
	2019	2018
Land, building and building improvements	$2,258	11,052
Leasehold improvements	35,768	26,171
Office equipment, furniture, fixtures and software	11,941	9,115
Transportation	379	193

	50,346	46,531
Accumulated depreciation	(20,510)	(13,524)

Property and equipment, net	$29,836	33,007

9. Goodwill

The activity in the balance of the Company’s goodwill was as follows (in thousands):

	For the Years Ended December 31,
	2019	2018	2017
Balance, beginning of period	$37,248	39,482	6,731
Acquisitions	—	1,727	35,164
Impairment losses	—	(3,961)	(2,413)

Balance, end of period	$37,248	37,248	39,482

The Company recognized $1.7 million of goodwill in connection with the acquisition of an operating business through a loan foreclosure during the year ended December 31, 2018 and $35.2 million of goodwill in connection with the acquisition of IT’SUGAR during the year ended December 31, 2017. The goodwill associated with IT’SUGAR is included in the Company’s BBX Sweet Holdings reportable segment, while the remaining goodwill relates to an operating business included in the “Other” category for segment reporting.

As described in Note 2, the Company tests goodwill for potential impairment on an annual basis as of December 31 or during interim periods if impairment indicators exist. During the year ended December 31, 2019, the Company determined that its goodwill was not impaired. During the years ended December 31, 2018 and 2017, the Company determined that the fair values of certain of BBX Sweet Holdings’ reporting units were below their respective carrying values as of the applicable testing dates and recognized goodwill impairment losses of $4.0 million and $2.4 million, respectively. The goodwill impairment losses recognized during the years ended December 31, 2018 and 2017 were measured based on the excess of the applicable reporting unit’s carrying value over its fair value.

The decline in the fair values of these reporting units and the related recognition of goodwill impairment losses primarily resulted from ongoing losses in these operations and various strategic initiatives related to such businesses, including the consolidation of manufacturing facilities, a reduction in corporate personnel and infrastructure, and the elimination of various unprofitable brands.

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

10. Intangible Assets

The Company’s intangible assets consists of the following (in thousands):

	December 31,
Class	2019	2018
Intangible assets:
Trademarks	$8,522	8,522
Customer relationships	70	70
Lease premium	—	111
Other	306	306

	8,898	9,009
Accumulated amortization	(2,227)	(1,678)

Total intangible assets	$6,671	7,331

Trademarks and customer relationships are amortized using the straight-line method over their expected useful lives, which range from 12 to 20 years.

Amortization Expense

During the years ended December 31, 2019, 2018, and 2017, the Company recognized approximately $0.6 million, $0.5 million and $0.7 million, respectively, of amortization expense related to its intangible assets which is reflected in selling, general and administrative expenses in the Company’s statements of operations and comprehensive income.

The table below sets forth the estimated aggregate amortization expense of intangible assets during each of the five years subsequent to December 31, 2019 (in thousands):

Years Ending December 31,	Total
2020	$546
2021	526
2022	501
2023	500
2024	500

11. Leases

New BBX Capital and its subsidiaries are lessees under various operating leases for retail stores, office space, equipment, and vehicles. Many of the Company’s lease agreements include one or more options to renew, with renewal terms that can extend the lease term from one to seven years, and the exercise of such renewal options is generally at the Company’s discretion. Certain of the Company’s lease agreements include rental payments based on a percentage of sales generated at the leased location over contractually specified levels, and others include rental payments adjusted periodically for inflation. The Company’s lease agreements do not contain material residual value guarantees or material restrictive covenants.

The Company recognizes right-of-use assets and lease liabilities associated with lease agreements with an initial term of 12 months or greater, while lease agreements with an initial term of 12 months or less are not recorded in

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

the Company’s statement of financial condition. The Company generally does not include lease payments associated with renewal options that are exercisable at its discretion in the measurement of its right-of-use assets and lease liabilities as it is not reasonably certain that such options will be exercised. The table below sets forth information regarding the Company’s lease agreements which had an initial term of greater than 12 months (dollars in thousands):

As of December 31, 2019
Operating lease assets	$87,082
Operating lease liabilities	$99,568
Weighted average remaining lease term (years)	6.6
Weighted average discount rate(1)	5.26%

(1)

As most of the Company’s lease agreements do not provide an implicit rate, the Company estimates incremental secured borrowing rates corresponding to the maturities of its lease agreements to determine the present value of future lease payments. To estimate incremental borrowing rates applicable to New BBX Capital and its subsidiaries, the Company considers various factors, including the rates applicable to its recently issued debt and credit facilities and prevailing financial market conditions. The Company used the incremental borrowing rates applicable to New BBX Capital and its subsidiaries on January 1, 2019 for operating leases that commenced prior to that date.

The Company generally recognizes lease costs associated with its operating leases on a straight-line basis over the lease term, while variable lease payments that do not depend on an index or rate are recognized as variable lease costs in the period in which the obligation for those payments is incurred. The table below sets forth information regarding the Company’s lease costs which are included in cost of trade sales and selling, general, and administrative expenses in the Company’s combined carve-out statements of operations (in thousands):

For the Year Ended December 31, 2019
Fixed lease costs	$19,944
Short-term lease costs	121
Variable lease costs	5,763

Total operating lease costs	$25,828

The table below sets forth information regarding the maturity of the Company’s operating lease liabilities as of December 31, 2019 (in thousands):

Period Ending December 31,
2020	$19,492
2021	20,243
2022	18,935
2023	16,283
2024	11,388
After 2024	32,299

Total lease payments	118,640
Less: interest	19,072

Present value of lease liabilities	$99,568

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

Included in the Company’s statement of cash flows under operating activities for the year ended December 31, 2019 was $18.7 million of cash paid for amounts included in the measurement of lease liabilities. During the year ended December 31, 2019, the Company obtained $22.9 million of right-of-use assets in exchange for operating lease liabilities.

The table below sets forth the approximate minimum future rental payments (excluding executory costs) under the Company’s lease agreements during periods subsequent to December 31, 2018 related to agreements that were executed as of December 31, 2018 (in thousands):

Period Ending December 31,
2019	$18,363
2020	17,400
2021	16,839
2022	15,079
2023	12,787
After 2023	22,411

Total lease obligation	$102,879

During the years ended December 31, 2018 and 2017, the Company recognized rent expenses under its lease agreements of $22.4 million and $11.1 million, respectively, which are included in cost of trade sales and selling, general, and administrative expenses in the Company’s combined carve-out statements of operations.

12. Debt

The table below sets forth the contractual minimum principal payments of the Company’s debt during each of the five years subsequent to December 31, 2019 and thereafter (in thousands):

Notes Payable and Lines-of Credit
2020	$7,017
2021	2,947
2022	3,895
2023	400
2024	1,879
Thereafter	27,422

43,560
Unamortized debt issuance costs	(824)

Total Debt	$42,736

The minimum contractual payments set forth in the table above may differ from actual payments due to the timing of principal payments required upon the sale of real estate assets that serve as collateral on certain debt (release payments).

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

Notes Payable and Lines-of-Credit

The table below sets forth information regarding the Company’s notes payable and other borrowings (dollars in thousands):

	December 31, 2019			December 31, 2018
	Debt Balance	Interest Rate	Carrying Amount of Pledged Assets	Debt Balance	Interest Rate	Carrying Amount of Pledged Assets
Community Development District Obligations	$29,287	4.25-6.00%	$49,352	$24,583	4.25-6.00%	$35,157
TD Bank Term Loan and Line of Credit	6,826	5.00%	(1)	8,117	5.47%	(1)
Banc of America Leasing & Capital Equipment Note	355	4.75%	(2)	555	4.75%	(2)
Bank of America Revolving Line of Credit	2,000	3.24%	—	—	—	—
Unsecured Note(3)	3,400	6.00%	—	3,400	6.00%	—
Centennial Bank Note(3)	1,469	5.25%	1,892	1,507	5.25%	1,968
Other	223	15.00%	—	—	—	—
Unamortized debt issuance costs	(824)			(666)

Total notes payable and other borrowings	$42,736			$37,496

(1)	The collateral is a blanket lien on Renin’s assets.
(2)	The collateral is a security interest in the equipment financed by the underlying note. Additionally, IT’SUGAR is guarantor on the note.
(3)	BBX is guarantor on the note.

Community Development District Obligations—A community development district or similar development authority (“CDD”) is a unit of local government created under various state and/or local statutes to encourage planned community development and allow for the construction of infrastructure improvements through alternative financing sources, including the tax-exempt bond markets. A CDD is generally created through the approval of the local city or county in which the CDD is located and is controlled by a board of supervisors representing the landowners within the CDD. In connection with the Company’s development of the Beacon Lakes Community, The Meadow View at Twin Creeks CDD (the “Beacon Lakes CDD”) was formed by St. Johns County, Florida to use bond financing to fund the construction of infrastructure improvements at the Beacon Lakes Community. The Beacon Lakes CDD issues bonds periodically to fund ongoing construction of the Beacon Lakes Community, and in May 2020, February 2019, November 2018 and November 2016, the Beacon Lakes CDD issued $8.6 million, $8.1 million, $16.5 million, and $21.4 million, respectively, of bonds.

The CDD bond obligations issued in May 2020 have fixed interest rates ranging from 4.25% to 5.38% and mature at various times during the years 2026 through 2051. The Company at its option has the ability to repay a specified portion of the bonds at the time that it sells developed lots in the Beacon Lakes Community.

The obligation to pay principal and interest on the bonds issued by the Beacon Lakes CDD is assigned to each parcel within the CDD, and the Beacon Lakes CDD has a lien on each parcel. If the owner of the parcel does not pay this obligation, the Beacon Lakes CDD can foreclose on the lien. The CDD bond obligations, including interest and the associated lien on the property, are typically payable, secured, and satisfied by revenues, fees, or assessments levied on the property benefited. The assessments to be levied by the CDD are fixed or determinable amounts.

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

The CDD bond obligations outstanding as of December 31, 2019 have fixed interest rates ranging from 4.25% to 6.00% and mature at various times during the years 2026 through 2049. The Company at its option has the ability to repay a specified portion of the bonds at the time that it sells developed lots in the Beacon Lakes Community.

Upon the issuance of CDD bond obligations by the Beacon Lakes CDD, the Company records an obligation for the CDD bond obligations with a corresponding increase in other assets. The CDD bonds are secured by a lien on the Beacon Lakes property, which is included in “Real Estate” in the Company’s combined statement of financial condition and has a carrying amount of $48.5 million as of December 31, 2019. The Company relieves the CDD bond obligation associated with a particular parcel when the purchaser of the property assumes the obligation, which occurs automatically upon such purchaser’s acquisition of the property, or upon repayment by the Company. Included in “Other Assets” in the Company’s combined carve-out statements of financial condition as of December 31, 2019 and 2018 was $0.8 million and $11.4 million, respectively, of funds that the Company does not have the right of setoff on the Company’s CDD bond obligations. Construction funds receivable associated with the CDD bond obligations is reduced with a corresponding increase in real estate inventory when the CDD disburses the funds to contractors for the construction of infrastructure improvements.

Toronto-Dominion Commercial Bank (“TD Bank”) Term Loan and Line of Credit—Renin maintains a credit facility with TD Bank. Under the terms and conditions of the credit facility, TD Bank provides term loans for up to $1.7 million and loans under a revolving credit facility for up to approximately $16.3 million based on available collateral, as defined in the facility, and subject to Renin’s compliance with the terms and conditions of the facility, including certain specific financial covenants.

Amounts outstanding under the revolving credit facility bear interest at the Canadian or United States Prime Rate plus a margin of 1.00% per annum or the three-month LIBOR rate plus a margin of 2.75% per annum. Outstanding principal on the revolving credit facility is payable one year from the date of the advance. As of December 31, 2019, the amount outstanding under the revolving credit facility was $6.1 million and is scheduled to mature in September 2020.

The term loans were funded in three tranches aggregating $1.6 million through July 2017. Amounts outstanding under the term loans bear interest at fixed interest rates ranging from 5.8% to 6.2% for one year from the date of the applicable drawdown for each loan. Annually, the fixed interest rates adjust to a variable rate based on Canadian or United States Prime Rate plus a margin of 1.00% per annum or the three-month LIBOR rate plus a margin of 2.75% per annum. The amounts outstanding under the term loans mature between June 2020 and July 2022.

Amounts outstanding under the term loans and borrowings under the revolving credit facility require monthly interest payments.

Under the terms and conditions of the TD Bank credit facility, Renin is required to comply with certain financial covenants, including a quarterly debt service coverage ratio and a quarterly total debt to tangible net worth ratio, as defined in the facility. The facility also contains customary affirmative and negative covenants, including those that, among other things, limit the ability of Renin to incur liens or engage in certain asset dispositions, mergers or consolidations, dissolutions, liquidations, or winding up of its businesses. The credit facility is collateralized by all of Renin’s assets.

As of December 31, 2019, Renin was not in compliance with certain covenants under the TD Bank credit facility as a result of a breach of its quarterly debt service coverage ratio. During the first quarter of 2020, Renin received a waiver of the default from TD Bank, and the credit facility was amended to replace the existing debt service

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

coverage ratio with an interest coverage ratio. In connection with the amendment to the credit facility, Renin repaid the outstanding balance of the term loans with borrowings from the revolving credit facility.

Banc of America Leasing & Capital Equipment Note—In September 2018, IT’SUGAR entered into a Master Loan and Security Agreement with Banc of America Leasing & Capital, LLC which sets forth the terms and conditions pursuant to which IT’SUGAR may borrow funds to purchase equipment under one or more equipment security notes. The agreement contains customary representations and covenants. Each equipment note constitutes a separate, distinct and independent financing of equipment, is secured by a security interest in the purchased equipment, and is an unconditional contractual obligation of IT’SUGAR. As of December 31, 2019, there was one equipment note outstanding with a balance of $0.4 million. The equipment note bears interest at a fixed rate of 4.75% per annum and is payable in 36 consecutive monthly principal and interest installments of $18,516 with a maturity date of September 2021. The equipment note is subject to a prepayment charge equal to one percent of the amount prepaid multiplied by the number of years or fraction thereof for the then remaining equipment note term.

Bank of America Revolving Line of Credit—In August 2018, IT’SUGAR entered into a revolving credit facility with Bank of America. Under the terms and conditions of the credit facility, Bank of America has agreed to provide a revolving line of credit to IT’SUGAR for up to $4.0 million based on available collateral, as defined by the credit facility, and subject to IT’SUGAR’s compliance with the terms and conditions of the credit facility, including certain specific financial covenants. The revolving credit facility is available through August 2021, and amounts outstanding bear interest at a LIBOR daily floating rate plus 1.50% or a monthly LIBOR rate subject to the terms and conditions of the credit facility. Payments of interest only are payable monthly.

Under the terms and conditions of this revolving line of credit, IT’SUGAR is required to comply with certain financial covenants, including quarterly and annual debt service coverage ratios. The facility also contains various covenants, including those that, among other things, limit the ability of IT’SUGAR to incur liens, make certain investments, or engage in certain asset acquisitions or dispositions.

In April 2020, a wholly-owned subsidiary of BBX Capital Real Estate purchased the Bank of America revolving line of credit and the Banc of America equipment note from the respective lenders for the outstanding principal balance of the loans, which were $4.0 million and $0.3 million, respectively, at the time of the purchase, plus accrued interest.

Unsecured Note—In October 2017, a wholly-owned subsidiary of BBX Capital Real Estate issued a $3.4 million unsecured note to the seller of real estate to the Chapel Trail real estate joint venture, in which the subsidiary has a 46.75% equity interest. The issuance of the unsecured note was part of the subsidiary’s initial capital contribution to the venture. The note was not secured by the Company’s equity interest in the joint venture or the venture’s underlying property, and BBX guaranteed the repayment of the unsecured note. The unsecured note accrued interest at a fixed rate of 6.0% per annum, with monthly interest only payments, and was scheduled to mature in October 2022. In February 2020, the Company repaid in full the unsecured note.

Centennial Bank Note—In October 2014, Hoffman’s Chocolates issued a $1.7 million note payable to Centennial Bank. The note is secured by land and buildings owned by Hoffman’s Chocolates, and BBX and BBX Sweet Holdings have guaranteed the repayment of the note. The note requires monthly principal and interest payments based upon a 25 year amortization schedule and matures in October 2024.

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

Debt Compliance and Amounts Available under Credit Facilities

As of December 31, 2019, New BBX Capital and its subsidiaries were in compliance with all financial debt covenants under its debt instruments other than the default which occurred under Renin’s credit facility with TD Bank that was waived in the first quarter of 2020, as described above.

Amounts available under credit facilities for New BBX Capital and its subsidiaries as of December 31, 2019 were as follows (in thousands):

Renin	$4,983
IT’SUGAR	2,000

Total credit availability	$6,983

The amounts available under the Company’s credit facilities are subject to eligible collateral and the terms of the facilities, as applicable.

13. Income Taxes

United States and foreign components of income (loss) from continuing operations before income taxes were as follows (in thousands):

	For the Years Ended December 31,
	2019	2018	2017
U.S.	$29,638	(2,170)	(13,950)
Foreign	(653)	(852)	486

Total	$28,985	(3,022)	(13,464)

The Company’s provision for income taxes from continuing operations consisted of the following (in thousands):

	For the Years Ended December 31,
	2019	2018	2017
Current:
Federal	$4,163	914	(19)
State	1,738	536	(227)

	5,901	1,450	(246)

Deferred:
Federal	2,665	1,471	1,801
State	(232)	(56)	(249)

	2,433	1,415	1,552

Provision for income taxes	$8,334	2,865	1,306

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

The reasons for the difference between the provision for income taxes and the amount that results from applying the federal statutory tax rate to income before provision for income taxes from continuing operations relate to (in thousands):

	For the Years Ended December 31,
	2019	2018	2017
Income tax provision (benefit)from continuing operations at expected federal income tax rate	$6,087	(635)	(4,712)
Increase (decrease) resulting from:
Provision for state taxes, net of federal effect	1,156	343	(230)
Effect of rate change	—	—	3,963
Nondeductible goodwill	—	832	832
Nondeductible executive compensation	1,119	1,205	805
(Decrease) increase in valuation allowance	(153)	226	(125)
Other—net	125	894	773

Provision for income taxes	$8,334	2,865	1,306

The Company’s deferred income taxes consists of the following components (in thousands):

	As of December 31,
	2019	2018
Deferred federal and state tax assets:
Net operating loss carryforwards	$6,714	10,377
Book reserves for bad debt, inventory, real estate and property and equipment	1,407	2,167
Expensed recognized for books and deferred for tax	3,439	1,185
Intangible assets	—	114
Other assets	49	147

Total gross federal and state deferred tax assets	11,609	13,990
Less deferred tax asset valuation allowance	(6,914)	(7,067)

Total deferred tax assets	4,695	6,923

Deferred federal and state tax liabilities:
Tax over book depreciation	(245)	(1,034)
Intangible assets	(592)	—
Other liabilities	(578)	(1,140)

Total gross deferred federal and state tax liabilities	(1,415)	(2,174)

Net federal and state deferred tax assets	$3,280	4,749

Impact of the Tax Reform Act

On December 22, 2017, the Tax Reform Act was signed into law. In addition to changes or limitations to certain tax deductions, including limitations on the deductibility of interest payable to related and unrelated lenders and further limiting deductible executive compensation, the Tax Reform Act permanently lowered the federal corporate tax rate to 21% from the previous maximum rate of 35%, effective for tax years commencing

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

January 1, 2018. As a result of the reduction of the corporate tax rate to 21%, the Company revalued its deferred tax assets and liabilities as of the date of enactment and recognized a $4.0 million provision for income taxes during the year ended December 31, 2017.

The Company’s effective income tax rate was approximately 29.0%, (96.0%) and (9.7%) during 2019, 2018 and 2017, respectively. The provision for income taxes was different than the expected federal income tax rate of 21% for the years ended December 31, 2019 and 2018 primarily due to nondeductible executive compensation and state income taxes and for 2018 nondeductible goodwill impairments. The benefit for income taxes was lower than the expected federal income tax rate of 35% for the year ended December 31, 2017 due to the reduction in the corporate tax rate discussed above and nondeductible executive compensation and goodwill impairments as well as state income taxes.

The Company evaluates its deferred tax assets to determine if valuation allowances are required. In the evaluation, management considers expectations of sufficient future taxable income, trends in earnings, existence of taxable income in recent years, the future reversal of temporary differences, and available tax planning strategies that could be implemented, if required. Valuation allowances are established based on the consideration of all available evidence using a more likely than not standard. Based on the Company’s evaluation a deferred tax valuation allowance was established for $5.7 million of federal and state net operating loss carryforwards (“NOL”) and $1.2 million of Canadian NOL as of December 31, 2019.

The Company’s federal and Florida NOL carryforwards can only be utilized if the separate entity that generated them has separate company taxable income (the “SRLY Limitation”). These carryforwards cannot be utilized against most of the Company’s subsidiaries’ taxable income. As such, a full valuation allowance has been established for these carryforwards. The Company’s Canadian operation has had cumulative taxable losses in recent years, a full valuation allowance has been applied to these NOL carryforwards. In addition, one of the Canadian subsidiaries has a capital loss carryforward that can only be used to reduce capital gains, and the tax on Canadian capital gains is 50% of the Canadian tax rate. Canadian capital loss carryforwards do not expire. A full valuation allowance is maintained for the Canadian capital loss carryforward as it is unlikely that the Canadian subsidiary will generate capital gains in the future. The federal and Florida NOLs expire in the year 2026-2034 and the Canadian NOLs expire in the year 2033-2039. The Company’s income tax provision (benefit) and current and deferred income taxes were calculated on a separate return basis. Certain deferred tax assets and liabilities will never be realized if the Company were to become a tax filer separate from the Parent.

The Company recognizes a liability for uncertain tax positions. An uncertain tax position is defined as a position in a previously filed tax return or a position expected to be taken in a future tax return that is not based on clear and unambiguous tax law and which is reflected in measuring current or deferred income tax assets and liabilities for interim or annual periods. The Company must recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The Company measures the tax benefits recognized based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. The Company recognizes interest and penalties related to unrecognized tax benefits as a component of general and administrative expenses. The Company had no uncertain tax positions as of December 31, 2019.

The Company is a party to an Agreement to Allocate Consolidated Income Tax Liability and Benefits with BBX Capital. Under the agreement, the parties calculate their respective income tax liabilities and attributes as if each of them was a separate filer. If any tax attributes are used by another party to the agreement to offset its tax liability, the party providing the benefit will receive an amount for the tax benefits realized. As of December 31, 2019, $2.8 million was due the Parent and as of December 31, 2018, $0.9 million was due to New BBX Capital

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

from the Parent. Renin paid New BBX Capital $1.0 million for the year ended December 31, 2019 pursuant to the tax sharing agreement.

14. Revenue Recognition

The table below sets forth the Company’s revenue disaggregated by category (in thousands):

	For the Years Ended December 31,
	2019	2018	2017
Trade sales—wholesale	$80,197	82,800	89,223
Trade sales—retail	100,122	92,699	52,611
Sales of real estate inventory	5,049	21,771	—

Revenue from customers	185,368	197,270	141,834
Interest income	811	2,338	2,265
Net gains on sales of real estate assets	13,616	4,563	1,451
Other revenue	3,929	4,394	6,486

Total revenues	$203,724	208,565	152,036

15. Related Parties

The Company paid the Parent $0.6 million, $1.0 million and $1.0 million during the years ended December 31, 2019, 2018 and 2017, respectively, for management advisory and employer provided medical insurance. The Company reimbursed the Parent the actual cost of providing the services.

The Company received $0.8 million, $1.0 million, and $0.8 million for providing risk management consulting services to the Parent and Bluegreen Vacations Corporation for the years ended December 31, 2019, 2018 and 2017, respectively.

The expenses associated with certain support functions paid for by the Parent were allocated to the Company on the basis of direct usage when identifiable, while the remainder of the expenses, including costs related to executive compensation, were allocated primarily on a pro-rata basis of combined revenues and equity in earnings of unconsolidated joint ventures of the Parent and its subsidiaries. These support functions included treasury, tax, accounting, legal, internal audit, human resources, public and investor relations, general management, shared information technology systems, corporate governance activities, executive services and centralized managed employee benefit arrangements. The support function costs allocated to the Company and included in selling, general and administrative expenses in the Company’s combined carve-out statements of operations and comprehensive income (loss) for the years ended December 31, 2019, 2018 and 2017 were $21.0 million, $21.2 million and $15.0 million, respectively. The allocated support function costs were recognized as contributed capital in the Company’s combined carve-out statements of financial condition for the years ended December 31, 2019, 2018 and 2017.

See also the description of the Agreement to Allocate Consolidated Income Tax Liability and Benefits under Note 13—Income Taxes above.

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

The components of net transfers from (to) Parent in the Combined Carve-Out Statement of Changes in Parent Equity consisted of the following (in thousands):

	For the Years Ended December 31,
	2019	2018	2017
Cash pooling	$(85,246)	(14,222)	27,477
Corporate overhead allocations	21,037	21,198	15,024
Asset transfers	302	660	341
Income taxes	(1,460)	(21)	(731)

Net transfers (to) from parent	$(65,367)	7,615	42,111

In March 2018, the Parent, Woodbridge, New BBX Capital, BBX Sweet Holdings, and FFTRG entered into a $50.0 million revolving credit facility with Iberiabank as co-borrowers. Amounts borrowed under the facility accrue interest at a floating rate of 30-day LIBOR plus a margin of 3.0% to 3.75% or the Prime Rate plus a margin of 1.50% to 2.25%. The applicable margin is based on the Parent’s debt to EBITDA ratio. Payments of interest only are payable monthly. The facility matures, and all outstanding principal and interest will be payable, on June 30, 2021, with a twelve month renewal option at Parent’s request, subject to the satisfaction of certain conditions. The facility is secured by a pledge of a percentage of the Parent’s membership interests in Woodbridge having a value of not less than $100 million. Borrowings under the facility may be used for business acquisitions, real estate investments, stock repurchases, letters of credit, and general corporate purposes. Any one of the borrowers can make a funding request subject to availability and specific satisfaction of the terms and conditions of the advance for the specified purpose. In April 2018, the Parent borrowed $30.0 million from the Iberiabank credit facility to partially fund a tender offer in which it purchased and retired 6,486,486 shares of its Class A common stock for an aggregate price of $60.1 million. In January 2019, the Parent repaid the $30.0 million outstanding balance of the credit facility. There have been no other advances under the credit facility. The credit facility had an outstanding balance of $0 and $30.0 million as of December 31, 2019 and 2018, respectively. Although New BBX Capital, BBX Sweet Holdings, and FFTRG are jointly and severally liable for obligations under the facility, the Company accounts for the Iberiabank facility as a contingent liability and recognizes the portion of the outstanding balance of the facility that it has agreed to pay or expects to pay on behalf of the co-borrowers. Therefore, as the Parent borrowed and repaid the outstanding balance under the facility, the Company did not recognize a liability for the outstanding balance of the credit facility at December 31, 2018.

16. Commitments and Contingencies

From time to time, the Company may become subject to threatened and/or asserted claims arising in the ordinary course of business. Management is not aware of any matters that have not been recorded, either individually or in the aggregate, that are reasonably likely to have a material adverse effect on the Company’s financial condition, results of operations or liquidity.

The Parent guarantees certain obligations of the Company’s unconsolidated real estate joint ventures and debt obligations, including the following:

•

The Parent is a guarantor of 50% of the outstanding balance of a third party loan to the Sunrise and Bayview Partners, LLC real estate joint venture, which had an outstanding balance of $5.0 million as of December 31, 2019.

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

•	The Parent is a guarantor on certain notes payable by its wholly-owned subsidiaries. See Note 12 for additional information regarding these obligations.

17. Fair Value Measurement

Fair value is defined as the price that would be received on the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

There are three main valuation techniques to measure the fair value of assets and liabilities: the market approach, the income approach and the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The income approach uses financial models to convert future amounts to a single present amount and includes present value and option-pricing models. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset and is often referred to as current replacement cost.

The accounting guidance for fair value measurements defines an input fair value hierarchy that has three broad levels and gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The input fair value hierarchy is summarized below:

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2:

Unadjusted quoted prices in active markets for similar assets or liabilities, or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability

Level 3:	Unobservable inputs for the asset or liability

There were no material assets or liabilities measured at fair value on a recurring or nonrecurring basis in the Company’s combined carve-out financial statements as of December 31, 2019 and 2018.

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

Financial Disclosures about Fair Value of Financial Instruments

The tables below set forth information related to the Company’s financial instruments (in thousands):

			Fair Value Measurements Using
	Carrying Amount As of December 31, 2019	Fair Value As of December 31, 2019	Quoted prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Cash and cash equivalents	$20,723	20,723	20,723	—	—
Restricted cash	529	529	529	—	—
Financial liabilities:
Notes payable and other borrowings	42,736	45,669	—	—	45,669

			Fair Value Measurements Using
	Carrying Amount As of December 31, 2018	Fair Value As of December 31, 2018	Quoted prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Cash and cash equivalents	$22,103	22,103	22,103	—	—
Restricted cash	966	966	966	—	—
Financial liabilities:
Notes payable and other borrowings	37,496	39,047	—	—	39,047

The amounts reported in the combined carve-out statements of financial condition for cash and cash equivalents and restricted cash approximate fair value.

The fair values of the Company’s Community Development Bonds, which are included in notes payable and other borrowings above, were measured using the market approach with Level 3 inputs obtained based on estimated market prices of similar financial instruments.

The fair values of the Company’s notes payable and lines-of-credit (other than other borrowings and Community Development Bonds above) were measured using the income approach with Level 3 inputs by discounting the forecasted cash outflows associated with the debt using estimated market discount rates.

The Company’s financial instruments also includes trade accounts receivable, accounts payable and accrued liabilities. The carrying amount of these financial instruments approximate their fair values due to their short-term maturities.

The Company is exposed to credit related losses in the event of non-performance by counterparties to the financial instruments with a maximum exposure equal to the carrying amount of the assets. The Company’s exposure to credit risk consists of accounts receivable balances.

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

18. Segments

Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly reviewed by the chief operating decision maker (“CODM”) in assessing performance and deciding how to allocate resources. Reportable segments consist of one or more operating segments with similar economic characteristics, products and services, production processes, type of customer, distribution system or regulatory environment.

The information provided for segment reporting is obtained from internal reports utilized by the Company’s CODM, and the presentation and allocation of assets and results of operations may not reflect the actual economic costs of the segments as standalone businesses. If a different basis of allocation were utilized, the relative contributions of the segments might differ, but the relative trends in the segments’ operating results would, in management’s view, likely not be impacted.

The Company’s three reportable segments are as follows: BBX Capital Real Estate, BBX Sweet Holdings and Renin. See Note 1 for a description of the Company’s reportable segments.

In the segment information for the years ended December 31, 2019, 2018 and 2017, amounts set forth in the column entitled “Other” include the Company’s investments in various operating businesses, including a controlling financial interest in a restaurant acquired in connection with a loan receivable default. The amounts set forth in the column entitled “Reconciling Items and Eliminations” include unallocated corporate general and administrative expenses.

The Company evaluates segment performance based on segment income from continuing operations before income taxes.

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

The table below sets forth the Company’s segment information as of and for the years ended December 31, 2019 (in thousands):

	BBX Capital Real Estate	BBX Sweet Holdings	Renin	Other	Reconciling Items and Eliminations	Segment Total
Trade sales	$—	105,406	67,537	7,376	—	180,319
Sales of real estate inventory	5,049	—	—	—	—	5,049
Interest income	750	56	—	—	5	811
Net gains on sales of real estate assets	13,616	—	—	—	—	13,616
Other revenue	1,619	324	—	2,233	(247)	3,929

Total revenues	21,034	105,786	67,537	9,609	(242)	203,724

Costs and expenses:
Cost of trade sales	—	67,703	54,243	3,788	1	125,735
Cost of real estate inventory sold	2,643	—	—	—	—	2,643
Interest expense	—	196	498	27	(288)	433
Recoveries from loan losses, net	(5,428)	—	—	—	—	(5,428)
Impairment losses	47	142	—	—	—	189
Selling, general and administrative expenses	9,144	43,203	11,066	5,451	20,791	89,655

Total costs and expenses	6,406	111,244	65,807	9,266	20,504	213,227

Equity in net earnings of unconsolidated real estate joint ventures	37,898	—	—	—	—	37,898
Other (expense) income	170	336	153	6	—	665
Foreign exchange loss	—	—	(75)	—	—	(75)

Income (loss) before income taxes	$52,696	(5,122)	1,808	349	(20,746)	28,985

Total assets	$145,930	167,281	32,320	10,059	5,917	361,507

Expenditures for property and equipment	$4	9,441	517	1,129	—	11,091

Depreciation and amortization	$93	5,565	1,202	770	—	7,630

Debt accretion and amortization	$125	226	27	—	—	378

Cash and cash equivalents	$13,776	6,314	—	633	—	20,723

Equity method investments	$57,330	—	—	—	—	57,330

Goodwill	$—	35,521	—	1,727	—	37,248

Notes payable and other borrowings	$31,877	3,810	6,825	224	—	42,736

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

The table below sets forth the Company’s segment information as of and for the years ended December 31, 2018 (in thousands):

	BBX Capital Real Estate	BBX Sweet Holdings	Renin	Other	Reconciling Items and Eliminations	Segment Total
Revenues:
Trade sales	$—	101,187	68,417	5,895	—	175,499
Sales of real estate inventory	21,771	—	—	—	—	21,771
Interest income	2,277	61	—	—	—	2,338
Net gains on sales of real estate assets	4,563	—	—	—	—	4,563
Other revenue	2,541	10	—	1,865	(22)	4,394

Total revenues	31,152	101,258	68,417	7,760	(22)	208,565

Costs and expenses:
Cost of trade sales	—	65,829	55,483	2,911	—	124,223
Cost of real estate inventory sold	14,116	—	—	—	—	14,116
Interest expense	—	308	638	7	(150)	803
Recoveries from loan losses, net	(8,653)	—	—	—	—	(8,653)
Impairment losses	571	4,147	—	—	—	4,718
Selling, general and administrative expenses	9,210	46,130	9,903	4,491	21,185	90,919

Total costs and expenses	15,244	116,414	66,024	7,409	21,035	226,126

Equity in net earnings of unconsolidated real estate joint ventures	14,194	—	—	—	—	14,194
Other income (expense)	112	170	—	(5)	—	277
Foreign exchange gain	—	—	68	—	—	68

Income (loss) before income taxes	$30,214	(14,986)	2,461	346	(21,057)	(3,022)

Total assets	$165,109	83,617	32,322	20,187	8,717	309,952

Expenditures for property and equipment	$318	6,254	796	5,428	—	12,796

Depreciation and amortization	$374	5,897	1,159	671	—	8,101

Debt accretion and amortization	$3	201	17	—	—	221

Cash and cash equivalents	$16,103	5,328	—	668	4	22,103

Equity method investments	$64,738	—	—	—	—	64,738

Goodwill	$—	35,521	—	1,727	—	37,248

Notes payable and other borrowings	$27,333	2,046	8,117	—	—	37,496

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

The table below sets forth the Company’s segment information as of and for the years ended December 31, 2017 (in thousands):

	BBX Capital Real Estate	BBX Sweet Holdings	Renin	Other	Reconciling Items and Eliminations	Segment Total
Revenues:
Trade sales	$—	72,899	68,935	—	—	141,834
Interest income	2,225	40	—	—	—	2,265
Net gains on sales of real estate assets	1,451	—	—	—	—	1,451
Other revenue	4,997	7	—	1,528	(46)	6,486

Total revenues	8,673	72,946	68,935	1,528	(46)	152,036

Costs and expenses:
Cost of trade sales	—	51,975	54,941	329	—	107,245
Interest expense	—	335	509	—	(251)	593
Recoveries from loan losses, net	(7,546)	—	—	—	—	(7,546)
Impairment losses	1,696	5,786	—	—	—	7,482
Selling, general and administrative expenses	11,127	31,703	11,112	1,418	14,934	70,294

Total costs and expenses	5,277	89,799	66,562	1,747	14,683	178,068

Equity in net earnings of unconsolidated real estate joint ventures	12,541	—	—	—	—	12,541
Other income	148	72	—	—	—	220
Foreign exchange loss	—	—	(193)	—	—	(193)

Income (loss) before income taxes	$16,085	(16,781)	2,180	(219)	(14,729)	(13,464)

Total assets	$166,548	92,587	36,189	12,525	7,321	315,170

Expenditures for property and equipment	$308	2,246	1,592	2,518	—	6,664

Depreciation and amortization	$581	4,080	1,000	112	—	5,773

Debt accretion and amortization	$—	55	—	75	102	232

Cash and cash equivalents	$8,636	10,160	863	7,099	18	26,776

Equity method investments	$51,117	—	—	—	—	51,117

Goodwill	$—	39,482	—	—	—	39,482

Notes payable and other borrowings	$24,215	6,815	12,890	—	—	43,920

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

19. Discontinued Operations

As described in Note 1, in September 2019, FFTRG, a wholly owned subsidiary of New BBX Capital, exited its operations as a franchisee of MOD Pizza restaurant locations. Accordingly, these operations are presented as discontinued operations in the Company’s combined financial statements.

The carrying amount of major classes of assets and liabilities included as part of discontinued operations is as follows (in thousands):

	For the Years Ended December 31,
	2019	2018
ASSETS
Cash and cash equivalents	$35	7,013
Trade inventory	—	64
Property and equipment, net	—	7,355
Intangible assets, net	—	534
Operating lease assets	772	—
Other assets	185	653

Discontinued operations total assets	$992	15,619

LIABILITIES AND EQUITY
Liabilities:
Accounts payable	$2	189
Accrued expenses	134	2,567
Operating lease liability	905	—

Discontinued operations total liabilities	$1,041	2,756

The major components on loss from discontinued operations are as follows (in thousands):

	For the Years Ended December 31,
	2019	2018	2017
Revenues:
Trade sales	$6,044	4,007	245
Interest income	104	87	39

Total revenues	6,148	4,094	284

Costs and Expenses:
Cost of trade sales	2,012	1,438	91
Depreciation, amortization and accretion, net	691	555	115
Impairment losses	6,749	—	—
Selling, general and administrative expenses	6,139	6,634	2,534

Total costs and expenses	15,591	8,627	2,740

Other revenue	9	4	2

Pre-tax loss from discontinued operations	$(9,434)	(4,529)	(2,454)

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

The following are the major components of the statement of cash flows from discontinued operations (in thousands):

	For the Years Ended December 31,
	2019	2018	2017
Operating activities:
Net loss	$(9,434)	(4,529)	(2,454)
Adjustment to reconcile net loss to net cash used by operating activities:
Depreciation, amortization and accretion, net	691	555	115
Impairment losses	6,749	—	—
(Decrease) increase in trade inventory	64	(42)	(22)
Decrease (increase) in other assets	522	242	(61)
Change in operating lease assets and liabilities	(88)	—	—
(Decrease) increase in accounts payable	(187)	(16)	206
(Decrease) increase in accrued expenses	(1,201)	(138)	1,095

Net cash used in operating activities	$(2,884)	(3,928)	(1,121)

Investing activities:
Cash paid for intangible assets	$(40)	(100)	—
Purchases of property and equipment	(576)	(5,140)	(1,953)

Net cash used in investing activities	$(616)	(5,240)	(1,953)

Supplemental disclosure of non-cash investing and financing activities:
Operating lease assets recognized upon adoption of ASC 842	$6,878	—	—
Operating lease liabilities recognized upon adoption of ASC 842	8,192	—	—

Included in discontinued operations total assets was a $772,000 right of use asset and included in discontinued total liabilities was a $905,000 lease obligation associated with a lease contract for a restaurant that was not opened. The Company is in negotiations with the landlord to terminate the lease and is currently in default of its lease obligation.

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

20. Selected Quarterly Results (Unaudited)

The following tables summarize the results of operations for each fiscal quarter during the years ended December 31, 2019 and 2018 (in thousands):

2019	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenues	$50,979	54,157	47,692	50,896	203,724
Costs and expenses	56,554	50,446	52,232	53,995	213,227

	(5,575)	3,711	(4,540)	(3,099)	(9,503)
Equity in net (loss) earnings of unconsolidated real estate joint ventures	(17)	8,759	28,534	622	37,898
Other income	376	178	67	44	665
Foreign exchange gains (losses)	5	(29)	1	(52)	(75)

Income (loss) from continuing operations before income taxes	(5,211)	12,619	24,062	(2,485)	28,985
(Provision) benefit for income taxes	1,460	(3,608)	(6,893)	707	(8,334)

Income (loss) from continuing operations	(3,751)	9,011	17,169	(1,778)	20,651
Discontinued operations	(1,269)	(2,254)	(3,654)	39	(7,138)

Net income (loss)	(5,020)	6,757	13,515	(1,739)	13,513
Less: Net loss attributable to noncontrolling interests	40	27	98	59	224

Net income (loss) attributable to Parent	$(4,980)	6,784	13,613	(1,680)	13,737

2018	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenues	$50,867	48,315	51,871	57,512	208,565
Costs and expenses	50,814	55,672	55,177	64,463	226,126

	53	(7,357)	(3,306)	(6,951)	(17,561)
Equity in net earnings (loss) of unconsolidated real estate joint ventures	1,280	(488)	373	13,029	14,194
Other income	19	87	101	70	277
Foreign exchange gains (losses)	52	(37)	76	(23)	68

Income (loss) from continuing operations before income taxes	1,404	(7,795)	(2,756)	6,125	(3,022)
(Provision) benefit for income taxes	1,610	(8,072)	(3,044)	6,641	(2,865)

Income (loss) from continuing operations	3,014	(15,867)	(5,800)	12,766	(5,887)
Discontinued operations	(619)	(825)	(1,074)	(1,062)	(3,580)

Net income (loss)	2,395	(16,692)	(6,874)	11,704	(9,467)
Less: Net income attributable to noncontrolling interests	145	30	(172)	263	266

Net income (loss) attributable to Parent	$2,540	(16,662)	(7,046)	11,967	(9,201)

BBX Capital Florida LLC and Subsidiaries

Notes to the Combined Carve-Out Financial Statements

21. Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through June 17, 2020, the date the financial statements were available to be issued. As of such date, there were no subsequent events identified that required recognition or disclosure other than as disclosed below or in the footnotes herein.

In June 2020, the Company invested an additional $8.5 million in the Altis at Ludlam joint venture for an aggregate investment in the project of $8.9 million. The Altis at Ludlam project is anticipated to be an approximate 310 unit multi family community with approximately 6,000 square feet of retail space located in Miami, Florida.

The ongoing novel coronavirus disease (“COVID-19”) pandemic, which began to impact the Company in March 2020, has been, and continues to be, an unprecedented disruption in the U.S. and global economies and the industries in which the Company operates due to, among other things, government ordered “shelter in place” and “stay at home” orders and advisories, travel restrictions, and restrictions on business operations, including required closures of retail locations. The disruptions arising from the pandemic and the reaction of the general public has had a significant adverse impact on the Company’s financial condition and operations during 2020. The duration and severity of the pandemic and related disruptions, as well as the adverse impact on economic and market conditions, are uncertain; however, given the nature of these circumstances, the adverse impact of the pandemic on the Company’s combined carve-out results of operations, cash flows, and financial condition in 2020 has been, and is expected to continue to be, material. Furthermore, although the duration and severity of the effects of the pandemic are uncertain, it is expected that demand for many of the Company’s products and services may remain weak for a significant length of time, and the Company cannot predict if and when the industries in which the Company operates will return to pre-pandemic levels.

Although the impact of the COVID-19 pandemic on the Company’s principal investments, including management’s efforts to mitigate the effects of the pandemic, has varied, as described in further detail below, New BBX Capital and its subsidiaries have taken steps to manage expenses through cost saving initiatives and reductions in employee head count and taken actions to increase liquidity and strengthen the Company’s financial position.

The following summarizes the current impact of the COVID-19 pandemic on the Company’s principal investments:

BBX Capital Real Estate

Construction activities remain ongoing at BBX Capital Real Estate (“BBXRE”)’s existing projects; however, the effects of the COVID-19 pandemic, including “shelter in place” and “stay at home” orders and advisories and increased unemployment and economic uncertainty, have disrupted sales activities at BBXRE’s single-family home developments and rental activities at its multifamily apartment developments. In addition, the effects of the pandemic, including the impact on general economic conditions and real estate and credit markets, have increased uncertainty related to the expected timing and pricing of future sales of multifamily apartment developments, single-family homes, and developed lots at BBXRE’s Beacon Lake Community, as well as the commencement of new multifamily apartment developments. The Company expects that the impact of the COVID-19 pandemic will adversely affect BBXRE’s operating results and financial condition for the year ended December 31, 2020.

BBX Capital Florida and Subsidiaries

Combined Carve-Out Statements of Financial Condition - Unaudited

(in thousands)	June 30, 2020	December 31, 2019
ASSETS
Cash and cash equivalents	$96,537	20,723
Restricted cash	529	529
Trade accounts receivable, net	15,157	13,104
Trade inventory	20,501	22,843
Real estate ($11,354 in 2020 and $11,297 in 2019 held for sale)	63,897	65,818
Investments in and advances to unconsolidated real estate joint ventures	63,775	57,330
Property and equipment, net	28,990	29,836
Goodwill	14,864	37,248
Intangible assets, net	6,392	6,671
Operating lease assets	79,853	87,082
Deferred tax asset, net	9,944	3,280
Due from parent	683	—
Other assets	15,614	16,051
Discontinued operations total assets	61	992

Total assets	$416,797	361,507

LIABILITIES AND EQUITY
Liabilities:
Accounts payable	$11,814	10,104
Accrued expenses	14,440	14,115
Other liabilities	6,597	6,336
Due to parent	—	1,362
Operating lease liabilities	96,119	99,568
Notes payable and other borrowings	41,614	42,736
Discontinued operations total liabilities	41	1,041

Total liabilities	170,625	175,262

Commitments and contingencies (See Note 10)
Redeemable noncontrolling interest	1,759	4,009
Equity:
Parent’s equity	242,932	179,681
Accumulated other comprehensive income	1,203	1,554
Noncontrolling interests	278	1,001

Total equity	244,413	182,236

Total liabilities and equity	$416,797	361,507

See Notes to Combined Carve-Out Financial Statements - Unaudited

BBX Capital Florida and Subsidiaries

Combined Carve-Out Statements of Operations and Comprehensive (Loss) Income-Unaudited

	For the Six Months Ended June 30,
In thousands	2020	2019
Revenues:
Trade sales	$63,936	87,074
Sales of real estate inventory	9,278	4,660
Interest income	199	496
Net (losses) gains on sales of real estate assets	(34)	10,996
Other revenue	1,406	1,910

Total revenues	74,785	105,136

Costs and Expenses:
Cost of trade sales	52,173	61,837
Cost of real estate inventory sold	6,106	2,643
Interest expense	—	291
Recoveries from loan losses, net	(5,037)	(2,385)
Impairment losses	30,740	—
Selling, general and administrative expenses	35,914	44,614

Total costs and expenses	119,896	107,000

Equity in net earnings of unconsolidated real estate joint ventures	696	8,742
Other income	111	554
Foreign exchange gain (loss)	272	(24)

(Loss) income before income taxes	(44,032)	7,408
Benefit (provision) for income taxes	9,214	(2,148)

Net (loss) income from continuing operations	(34,818)	5,260
Discontinued operations
Loss from operations	(91)	(4,644)
Benefit for income taxes	17	1,121

Net loss from discontinued operations	(74)	(3,523)

Net (loss) income	(34,892)	1,737
Less: Net loss attributable to noncontrolling interests	4,312	68

Net (loss) income attributable to Parent	$(30,580)	1,805

Net (loss) income	$(34,892)	1,737
Other comprehensive (loss) income, net of tax:
Unrealized gain on securities available for sale	4	37
Foreign currency translation adjustments	(355)	226

Other comprehensive (loss) income, net	(351)	263

Comprehensive (loss) income, net of tax	(35,243)	2,000
Less: Comprehensive loss attributable to noncontrolling interests	4,312	68

Comprehensive (loss) income attributable to Parent	$(30,931)	2,068

See Notes to Combined Carve-Out Financial Statements - Unaudited

BBX Capital Florida, LLC and Subsidiaries

Combined Carve-Out Statements of Changes in Equity – Unaudited

For the Six Months Ended June 30, 2019 and 2020

(In thousands)	Parent Equity	Accumulated Other Comprehensive Income	Non- controlling Interests	Total Equity
Balance, December 31, 2018	$235,415	1,216	899	237,530
Cumulative effect from the adoption of ASU 2016-02, net of $874 of income taxes and redeemable noncontrolling interest	(2,202)	—	—	(2,202)
Net income excluding $240 of loss attributable to redeemable noncontrolling interest	1,805	—	172	1,977
Other comprehensive income	—	263	—	263
Net transfers from Parent	(27,276)	—	—	(27,276)

Balance, June 30, 2019	$207,742	1,479	1,071	210,292

Balance, December 31, 2019	$179,681	1,554	1,001	182,236
Net loss excluding $3,589 of loss attributable to redeemable noncontrolling interest	(30,580)	—	(723)	(31,303)
Other comprehensive loss	—	(351)	—	(351)
Accretion of redeemable noncontrolling interest	(1,248)	—	—	(1,248)
Net transfers from Parent	95,079	—	—	95,079

Balance, June 30, 2020	$242,932	1,203	278	244,413

See Notes to Combined Carve-Out Financial Statements - Unaudited

BBX Capital Florida and Subsidiaries

Combined Carve-Out Statements of Cash Flows - Unaudited

	For the Six Months Ended June 30,
	2020	2019
Operating activities:
Net (loss) income	$(34,892)	1,737
Adjustment to reconcile net (loss) income to net cash used in operating activities:
Recoveries from loan losses, net	(5,037)	(2,385)
Depreciation, amortization and accretion, net	3,780	4,236
Net losses (gains) on sales of real estate and property and equipment	34	(11,015)
Equity earnings of unconsolidated real estate joint ventures	(696)	(8,742)
Return on investment in unconsolidated real estate joint ventures	3,991	8,277
(Increase) decrease in deferred income tax asset, net	(6,650)	502
Impairment losses	31,588	2,756
Decrease (increase) in trade inventory	2,342	(3,213)
(Increase) decrease in trade receivables	(2,053)	6,805
Increase in real estate inventory	(316)	(2,657)
Net change in operating lease asset and operating lease liability	(507)	685
(Increase) decrease in other assets	(234)	1,603
Decrease in accrued liabilities	(2,784)	(3,698)
Decrease (increase) in due from parent	968	(646)
Increase (decrease) in accounts payable	1,712	(815)
(Decrease) increase in other liabilities	(102)	3,769

Net cash used in operating activities	(8,856)	(2,801)

Investing activities:
Return of investment in unconsolidated real estate joint ventures	748	14,059
Investments in unconsolidated real estate joint ventures	(12,664)	(13,944)
Proceeds from repayment of loans receivable	5,259	2,662
Proceeds from sales of real estate	—	30,690
Additions to real estate held-for-sale and held-for-investment	(59)	(474)
Purchases of property and equipment	(3,574)	(3,711)
Decrease in cash from other investing activities	(34)	(64)

Net cash (used in) provided by investing activities	(10,324)	29,218

(Continued)

BBX Capital Florida and Subsidiaries

Combined Carve-Out Statements of Cash Flows - Unaudited

	For the Six Months Ended June 30,
	2020	2019
Financing activities:
Repayments of notes payable and other borrowings	(13,179)	(3,706)
Proceeds from notes payable and other borrowings	13,062	891
Payments for debt issuance costs	—	(136)
Net transfers from/(to) Parent	95,079	(27,276)

Net cash provided by (used in) financing activities	94,962	(30,227)

Increase (decrease) in cash, cash equivalents and restricted cash	75,782	(3,810)
Cash, cash equivalents and restricted cash at beginning of period	21,287	30,082

Cash, cash equivalents and restricted cash at end of period	$97,069	26,272

Supplemental cash flow information:
Interest paid on borrowings, net of amounts capitalized	$—	246
Income taxes paid	—	1,016
Supplementary disclosure of non-cash investing and financing activities:
Construction funds receivable transferred to real estate	7,386	9,183
Operating lease assets recognized upon adoption of ASC 842	—	86,431
Operating lease liabilities recognized upon adoption of ASC 842	—	95,296
Operating lease assets obtained in exchange for new operating lease liabilities	4,063	20,011
Increase in other assets upon issuance of Community Development District Bonds	8,213	8,110
Assumption of Community Development District Bonds by homebuilders	1,987	1,035
Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	96,537	19,944
Restricted cash	529	528
Cash discontinued operations	3	5,800

Total cash, cash equivalents, and restricted cash	$97,069	26,272

See Notes to Combined Carve-Out Financial Statements - Unaudited

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

1. Organization

BBX Capital Florida, LLC and its subsidiaries (the “Company” or, unless otherwise indicated or the context otherwise requires, “we,” “us,” or “our”) is a Florida-based diversified holding company. BBX Capital Florida, LLC as a standalone entity without its subsidiaries is referred to as “New BBX Capital.”

New BBX Capital is currently wholly owned by BBX Capital Corporation (“BBX Capital” or “Parent”) and includes subsidiaries which hold or will hold substantially all of the BBX Capital’s investments other than its investment in Woodbridge Holdings Corporation (“Woodbridge”), which owns approximately 93% of the common stock of Bluegreen Vacations Corporation (“Bluegreen”). BBX Capital previously formed New BBX Capital and merged the former BBX Capital Corporation (“BCC”) into it in December 2016.

On June 17, 2020, the Parent announced its intention to spin off the Company to its stockholders through a pro rata distribution of the Company’s stock to the Parent’s existing stockholders. The spin-off transaction is expected to be taxable to the Parent’s stockholders. In addition, BBX Capital will in connection with the spin-off issue a $75.0 million note payable to New BBX Capital that will accrue interest at a rate of 6% per annum and require payments of interest on a quarterly basis. Under the expected terms of the note, BBX Capital will have the option in its discretion to defer payments under the note, with amounts deferred to accrue interest at a cumulative, compounded rate of 8% per annum, and all outstanding amounts will become due and payable in five years or earlier upon certain other events.

The distribution is subject to the satisfaction or waiver of certain conditions, including, among other things, approval of the distribution by the Parent’s stockholders, final approval of the distribution by the Parent’s Board of Directors, the Information Statement on Form 10, of which these financial statements form a part, being declared effective by the Securities and Exchange Commission (“SEC”), and New BBX Capital’s common stock being approved for listing on a national securities exchange. Notwithstanding any approval of the distribution by Parent’s stockholders or the satisfaction of any of the other closing conditions, Parent may, in the sole discretion of its Board of Directors, abandon the spin-off at any time prior to its consummation.

Principal Investments

New BBX Capital’s principal investments include BBX Capital Real Estate LLC (“BBX Capital Real Estate” or “BBXRE”), BBX Sweet Holdings, LLC (“BBX Sweet Holdings”), and Renin Holdings, LLC (“Renin”).

BBX Capital Real Estate

BBX Capital Real Estate is engaged in the acquisition, development, construction, ownership, financing, and management of real estate and investments in real estate joint ventures, including investments in multifamily rental apartment communities, single-family master-planned for sale communities, and commercial properties located primarily in Florida. In addition, BBX Capital Real Estate owns a 50% equity interest in The Altman Companies, LLC (the “Altman Companies”), a developer and manager of multifamily rental apartment communities, and manages the legacy assets acquired in connection with the Company’s sale of BankAtlantic in 2012, including portfolios of loans receivable, real estate properties, and judgments.

BBX Sweet Holdings

BBX Sweet Holdings is engaged in the ownership and management of operating businesses in the confectionery industry, including IT’SUGAR, Hoffman’s Chocolates, and Las Olas Confections and Snacks. IT’SUGAR is a

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

specialty candy retailer whose products include bulk candy, candy in giant packaging, and novelty items. Hoffman’s Chocolates is a retailer of gourmet chocolates with retail locations in South Florida, and Las Olas Confections and Snacks is a manufacturer and wholesaler of chocolate and other confectionery products.

Renin

Renin is engaged in the design, manufacture, and distribution of sliding doors, door systems and hardware, and home décor products and operates through its headquarters in Canada and two manufacturing and distribution facilities in the United States and Canada. In addition to its own manufacturing, Renin also sources various products and raw materials from China and Vietnam.

Other

In addition to its principal investments, the Company has investments in other operating businesses, including a restaurant located in South Florida that was acquired through a loan foreclosure and an insurance agency.

In 2016, Food for Thought Restaurant Group (“FFTRG”), a wholly-owned subsidiary of the Company, entered into area development and franchise agreements with MOD Pizza related to the development of up to approximately 60 MOD Pizza franchised restaurant locations throughout Florida. Through 2019, FFTRG had opened nine restaurant locations. As a result of FFTRG’s overall operating performance and the Company’s goal of streamlining its investment verticals, the Company entered into an agreement with MOD Pizza to terminate the area development and franchise agreements and transferred seven of its restaurant locations, including the related assets, operations, and lease obligations, to MOD Pizza in September 2019. In addition, the Company closed the remaining two locations and terminated the related lease agreements. FFTRG’s operations as a franchisee of MOD Pizza are presented as discontinued operations in the Company’s combined carve-out financial statements.

Basis of Presentation

The accompanying combined carve-out financial statements of the Company include the combined financial statements of New BBX Capital and its subsidiaries, including BBX Capital Real Estate, BBX Sweet Holdings, Renin, and FFTRG, as well as certain subsidiaries in which ownership is expected to be transferred from the Parent in connection with the spin-off transaction described above.

These combined carve-out financial statements have been derived from the accounting records of these companies and should be read with the accompanying notes thereto. Further, the combined carve-out financial statements do not necessarily reflect what the results of operations, financial position, or cash flows would have been had the Company been a separate entity nor are they indicative of the future results of the Company.

Financial statements prepared in conformity with GAAP require the Company to make estimates based on assumptions about current and, for some estimates, future economic and market conditions which affect reported amounts and related disclosures in the Company’s financial statements. Due to, among other things, the impact and potential future impact of the ongoing COVID-19 pandemic, which is discussed in more detail below, actual conditions could differ from the Company’s expectations and estimates, which could materially affect the Company’s results of operations and financial condition. The severity, magnitude, and duration, as well as the economic consequences, of the COVID-19 pandemic, are uncertain, rapidly changing, and difficult to predict. As a result, the Company’s accounting estimates and assumptions may change over time in response to the COVID-19 pandemic. Such changes could result in, among other adjustments, future impairments of goodwill, intangibles, and long-lived assets and inventory reserves.

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

The majority of the assets, liabilities, revenues, expenses, and cash flows of the Company have been identified based on the existing legal entities. However, the historical costs and expenses reflected in the financial statements also include an allocation for certain corporate and shared service functions historically provided by the Parent. These expenses have been allocated to the Company on the basis of direct usage when identifiable, while the remainder of the expenses, including costs related to executive compensation, were allocated primarily on a pro-rata basis of combined revenues and equity in earnings of unconsolidated joint ventures of the Parent and its subsidiaries. The Company believes that the assumptions underlying the combined carve-out financial statements, including the assumptions regarding the allocation of general corporate expenses from the Parent, are reasonable. However, the combined carve-out financial statements may not include all of the actual expenses that would have been incurred had the Company been operating as a standalone company during the periods presented. Actual costs that would have been incurred if the Company operated as a standalone company would depend on multiple factors, including organizational structure, technology infrastructure, and strategic direction. The Company also may incur additional costs associated with being a public company that are not reflected in the accompanying financial statements.

Impact of the COVID-19 Pandemic

The COVID-19 pandemic has caused, and continues to cause, an unprecedented disruption in the U.S. and global economies and the industries in which the Company operates due to, among other things, government ordered “shelter in place” and “stay at home” orders and advisories, travel restrictions, and restrictions on business operations, including government guidance with respect to travel, public accommodations, social gatherings, and related matters. The disruptions arising from the pandemic and the reaction of the general public had a significant adverse impact on the Company’s financial condition and operations during the six months ended June 30, 2020. The duration and severity of the pandemic and related disruptions, as well as the adverse impact on economic and market conditions, are uncertain; however, given the nature of these circumstances, the adverse impact of the pandemic on the Company’s consolidated results of operations, cash flows, and financial condition in 2020 has been, and is expected to continue to be, material. Furthermore, although the duration and severity of the effects of the pandemic are uncertain, demand for many of the Company’s products and services may remain weak for a significant length of time, and the Company cannot predict if or when the industries in which the Company operates will return to pre-pandemic levels.

Although the impact of the COVID-19 pandemic on the Company’s principal investments and management’s efforts to mitigate the effects of the pandemic has varied, as described in further detail below, New BBX Capital and its subsidiaries have sought to take steps to manage expenses through cost saving initiatives and reductions in employee head count and actions to increase liquidity and strengthen the Company’s financial position, including maintaining availability under lines of credit and reducing planned capital expenditures. As of June 30, 2020, the Company’s consolidated cash balances were $96.5 million

The following is a summary of the current and estimated impacts of the COVID-19 pandemic on the Company’s principal investments:

BBX Capital Real Estate

Although BBXRE has not to date been as significantly impacted by the COVID-19 pandemic as BBX Sweet Holdings, the effects of the pandemic have impacted BBXRE’s operations and are expected to impact its operating results and financial position for the year ended December 31, 2020. Recent construction activities have continued at BBXRE’s existing projects, and following some disruptions in March and April 2020, sales at

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

BBXRE’s single-family home developments generally returned to pre-pandemic levels. However, the effects of the pandemic, including increased unemployment and economic uncertainty, as well as recent increases in the number of COVID-19 cases in Florida and throughout the United States, have impacted rental activities at BBXRE’s multifamily apartment developments. In addition, the effects of the pandemic, including the impact on general economic conditions and real estate and credit markets, have increased uncertainty relating to the expected timing and pricing of future sales of multifamily apartment developments, single-family homes, and developed lots at BBXRE’s Beacon Lake Community, as well as the timing and financing of new multifamily apartment developments.

While the Company expects that the impact of the COVID-19 pandemic will adversely affect BBXRE’s operating results and financial condition for the year ended December 31, 2020, particularly with respect to the expected timing of sales, the Company evaluated various factors, including asset-specific factors, overall economic and market conditions, and the excess of the expected profits associated with such assets in relation to their carrying amounts, and concluded that, except as discussed below, there had not been a significant decline in the fair value of most of BBXRE’s real estate assets as of June 30, 2020 that should be recognized as an impairment loss. As part of this evaluation, the Company considered the sales at its single-family home developments (which remain at or near pre-pandemic levels), continued collection of rent at its multifamily apartment developments, and indications that there has not to date been a significant decline in sales prices for single family homes or an increase in capitalization rates for multifamily apartment communities. However, the Company recognized $2.7 million of impairment losses during the six months ended June 30, 2020 primarily related to a decline in the estimated fair values of certain of BBXRE’s investments in joint ventures, including i) a joint venture that is developing an office tower, as the market for office space has been more significantly impacted by the pandemic compared to the single family and multifamily markets in which BBXRE primarily invests, and ii) a joint venture invested in a multifamily apartment community in which BBXRE purchased its interest following the stabilization of the underlying asset at a purchase price calculated based on assumptions related to the timing and pricing of the sale of the asset, both of which have been impacted by the pandemic.

There is no assurance that the real estate market will not be materially adversely impacted by the pandemic or otherwise, that the sales prices of single-family homes will not materially decline, that rents will be paid when due or at all, or that market rents will not materially decline. While government efforts to delay or forestall evictions and the availability of judicial remedies have not to date materially impacted BBXRE’s operations, they may in the future have an adverse impact on both market values and BBXRE’s operating results. Further, the effects of the pandemic may impact the costs of operating BBXRE’s real estate assets, including, but not limited to, an increase in property insurance costs indicated by recent quotes of insurance costs that are higher than pre-pandemic levels, which could also have an adverse impact on market values and BBXRE’s operating results. BBXRE will continue to monitor economic and market conditions and may recognize further impairment losses in future periods as a result of various factors, including, but not limited to, material declines in overall real estate values, sales prices for single family homes, and/or rental rates for multifamily apartments.

The Altman Companies and Related Investments

To date, the COVID-19 pandemic has not significantly impacted construction activities which remain ongoing at the existing projects sponsored by the Altman Companies, and as a result, the Altman Companies continues to generate development and general contractor fees from such projects. In addition, the Altman Companies had collected in excess of 95% of the rents at the multifamily apartment communities under its management through July 2020, although initial collections of August 2020 rent were slower than in prior months. With respect to its leasing activities, while leasing was conducted virtually during March through May 2020, the Altman Companies

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

has reopened its leasing offices for visits by appointment. However, as a result of the effects of the pandemic, the Altman Companies has experienced a decline in tenant demand and in the volume of new leases at certain of its communities, which has resulted in an increase in concessions offered to prospective and renewing tenants in an effort to maintain occupancy at its stabilized communities or increase occupancy at its communities under development. Further, some jurisdictions have imposed moratoriums on evictions.

The impact of the COVID-19 pandemic on the economy remains uncertain, and the effects of the pandemic, including a prolonged economic downturn, high unemployment, the expiration of or a decrease in government benefits to individuals, and government-mandated moratoriums on tenant evictions, could ultimately have a longer term and more significant impact on rental rates, occupancy levels, and rent collections, including an increase in tenant delinquencies and/or requests for rent abatements. These effects would impact the amount of rental revenues generated from the multifamily apartment communities sponsored and managed by the Altman Companies, the extent of management fees earned by the Altman Companies, and the ability of the related joint ventures to stabilize and successfully sell such communities. Furthermore, a decline in rental revenues at developments sponsored by the Altman Companies could require it, as the sponsor and managing member, to fund operating shortfalls in certain circumstances.

Further, while there are indications that that capitalization rates for multifamily apartment communities similar to those sponsored and managed by the Altman Companies have largely remained steady, the impact of the COVID-19 pandemic on economic conditions in general, including the uncertainty regarding the severity and duration of such impact, has adversely impacted the level of real estate sales activity and overall credit markets and may ultimately have a significant adverse impact on capitalization rates and real estate values in future periods, particularly if there is a prolonged economic downturn.

If there is a significant adverse impact on real estate values as a result of lower rental revenues, higher capitalization rates, or otherwise, the joint ventures sponsored by the Altman Companies may be unable to sell their respective multifamily apartment developments within the time frames previously anticipated and/or for the previously forecasted sales prices, if at all, which may impact the profits expected to be earned by BBXRE from its investment in the managing member of such projects and could result in the recognition of impairment losses related to BBXRE’s investment in such projects. Furthermore, the Altman Companies may be unable to close on the equity and/or debt financing necessary to commence the construction of new projects, including the development of Altis at Lake Willis, which could result in increased operating losses at the Altman Companies due to a decline in development, general contractor, and management fees, the recognition of impairment losses by BBXRE and/or the Altman Companies related to their current investments in predevelopment expenditures and land acquired for development, and the recognition of impairment losses related to BBXRE’s overall investment in the Altman Companies, as the profitability and value of the Altman Companies is directly correlated with its ability to source new development opportunities.

Beacon Lake Master Planned Development

Following the initial outbreak of COVID-19 in March 2020, homebuilders at the Beacon Lake Community experienced a decline in the volume of sales traffic and home sales and requested extensions of their existing agreements for the purchase of additional developed lots from BBXRE, and BBXRE agreed to such extensions. Subsequently, sales activity significantly increased in May 2020 and generally returned to pre-pandemic levels in June and July 2020. Accordingly, BBXRE currently expects the remaining sale of developed lots to occur pursuant to the modified takedown schedules under its purchase agreements with homebuilders. However, there is no assurance that this will be the case, and the effects of the COVID-19 pandemic on the economy and demand

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

for single-family housing remain uncertain and could result in further requests by homebuilders to extend the timing of their purchase of developed lots and/or failure of the homebuilders to meet their obligations under these contracts. In addition, a decline in home prices as a result of the economic impacts associated with the COVID-19 pandemic could result in a decrease in contingent revenues expected to be earned by BBXRE in connection with sales of homes by homebuilders on developed lots previously sold to them, as well as a decrease in the expected sales prices for the unsold lots comprising the remainder of the Beacon Lakes Community. Although BBXRE is not currently expecting a significant decrease in the sales prices or fair value of its unsold lots, a significant decline in the demand and pricing for single-family homes could result in the recognition of impairment losses in future periods.

BBX Sweet Holdings

In March 2020, as a result of various factors, including government-mandated closures and CDC and WHO advisories in connection with the COVID-19 pandemic, IT’SUGAR closed all of its retail locations and furloughed all store employees and the majority of its corporate employees. During the three months ended June 30, 2020, IT’SUGAR reopened 85 of its retail locations (out of approximately 100 locations that were open prior to the pandemic) as part of a phased reopening plan, and as part of this plan, it implemented revised store floor plans, increased sanitation protocols, and began recalling furloughed store and corporate employees to full or part-time employment. Subsequent to June 30, 2020, IT’SUGAR reopened an additional 11 of its retail locations but was required to close 4 previously reopened retail locations as a result of various governments reimplementing mandated closures. In addition, on a daily basis, IT’SUGAR has had to temporarily close 4-6 locations due to staffing shortages. Sales at IT’SUGAR’s retail locations that were open as of June 30, 2020 declined during the second quarter of 2020 by approximately 48% as compared to the comparable period in 2019, and sales at its locations that were open as of July 31, 2020 declined by approximately 43% during July 2020 as compared to the comparable period in 2019. There is no assurance that sales volumes will improve or will not further decline, as the duration and severity of the COVID-19 pandemic and its effects on demand and future sales levels, including a recessionary economic environment and the potential impact of the pandemic on consumer behavior, remain uncertain. In addition, IT’SUGAR may close additional previously reopened locations as a result of various factors, including governments reimplementing mandated closures, continued staffing shortages, or insufficient sales volumes. Further, there is uncertainty as to when IT’SUGAR will be able to reopen locations that have remained closed since March 2020 or that were subsequently closed following their initial reopening.

As a result of the closure of its retail locations, IT’SUGAR ceased paying rent to the landlords of such locations in April 2020 and has been engaged in negotiations with its landlords for rent abatements, deferrals, and other modifications for the period of time that the locations were or have been closed and the period of time that the locations are opened and operating under conditions which are affected by the pandemic. Accordingly, as of June 30, 2020, IT’SUGAR had accrued and unpaid current rental obligations of $4.5 million, which are included in other liabilities in the Company’s condensed consolidated statement of financial condition, and had received default notices from landlords in relation to 28 of its locations. While IT’SUGAR had executed lease amendments in relation to 16 of its retail locations as of June 30, 2020 and an additional 5 of its retail locations subsequent to June 30, 2020, it remains involved in ongoing and active negotiations with most of its landlords and has only paid a portion of July 2020 rent for most of its locations (including many locations for which IT’SUGAR had previously executed lease amendments related to rent concessions for April through June 2020). In connection with these negotiations, IT’SUGAR’s landlords have in some cases indicated that they might provide additional relief if IT’SUGAR opened additional locations at certain of the landlords’ other retail locations. The terms of the executed lease amendments vary and include a combination of rent abatements and

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

deferrals. For amendments that provide for the deferral of rent, the repayment terms generally contemplate a repayment period during the remainder of 2020 and through the end of 2021. Certain amendments also provide for the payment of rent based on a percentage of sales volumes for a period of one year to two years in lieu of previously scheduled fixed and variable lease costs under the terms of the existing leases. However, there is no assurance that IT’SUGAR will be able to execute agreements with the landlords of its remaining locations relating to rents for the months of April through June 2020 or, if necessary, with all of its landlords relating to rents for the remaining months of 2020. Furthermore, due to the uncertainty related to IT’SUGAR’s business as a result of the pandemic, including the potential impact on sales volumes and the possibility of additional closures of its retail locations, there is no assurance that it will be in a position to meet its obligations under the terms of lease agreements and amendments that have been executed or are otherwise being negotiated. Further, there is no assurance that the terms of lease amendments that have been executed or are being negotiated will provide sufficient relief for IT’SUGAR to stabilize and maintain its full operations. If IT’SUGAR’s negotiations with its landlords are not successful and its failure to pay rent constitutes an event of default under the applicable lease agreements, IT’SUGAR’s landlords may also pursue remedies available to them pursuant to such agreements, which may include the acceleration of liabilities under the lease agreements and the initiation of eviction proceedings.

The effects of the COVID-19 pandemic on demand, sales levels, and consumer behavior, as well as the current recessionary economic environment, have had and could continue to have a material adverse effect on IT’SUGAR’s business, results of operations, and financial condition. As a result of the impact of the pandemic on IT’SUGAR’s business, including the above mentioned decline in sales volumes as a result of the prolonged closure of its retail locations, decrease in customer traffic in its stores, and the impact of the pandemic on demand and consumer behavior, IT’SUGAR does not believe that it will have sufficient liquidity to continue its operations if it is unable to obtain significant rent abatements or deferrals from its landlords and amended payment terms from its vendors and its sales volumes do not recover and stabilize in a reasonable period of time. Further, based on its current estimates, IT’SUGAR expects that it will require additional funding or capital in 2020 in order to maintain its operations and is engaged in efforts to obtain additional funding from New BBX Capital or other outside investors. If IT’SUGAR is unable to successfully negotiate with its landlords and vendors, its sales volumes do not recover, and it is unable to obtain additional funding or capital, IT’SUGAR would need to consider pursuing a formal or informal restructuring.

As a result of the above factors, the Company recognized $25.3 million of impairment losses related to IT’SUGAR’s goodwill and long-lived assets during the six months ended June 30, 2020, including the recognition of a goodwill impairment loss of $20.3 million during the three months ended March 31, 2020 based on a decline in the estimated fair value of IT’SUGAR to $27.3 million as of March 31, 2020. With respect to the decline in the estimated fair value of IT’SUGAR as of March 31, 2020 as compared to December 31, 2019, the Company’s estimated future cash flows reflected the impact of the temporary closure of IT’SUGAR’s retail locations commencing in March 2020 and the liabilities incurred by IT’SUGAR during the shutdown and considered scenarios in which IT’SUGAR’s business would stabilize following a phased reopening of its retail locations. The Company’s estimated discount rate applicable to IT’SUGAR’s cash flows was also increased to reflect, among other things, changes in market conditions, the uncertainty of the duration and severity of the economic downturn, uncertainty related to the retail environment and consumer behavior, uncertainty related to IT’SUGAR’s ability to stabilize its operations and implement its long-term strategies for its business, and the deterioration in IT’SUGAR’s financial condition as a result of the effects of the COVID-19 pandemic, including its lack of sufficient liquidity for its operations during 2020. As of June 30, 2020, the carrying amount of the IT’SUGAR reporting unit had declined to $18.9 million, which included goodwill of $14.9 million and debt payable to a subsidiary of BBXRE, as described in Note 8, primarily as a result of operating losses incurred

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

during the three months ended June 30, 2020. As a result of various factors, including IT’SUGAR’s sales volumes in June and July 2020 being lower than those estimated in the Company’s valuation of IT’SUGAR as of March 31, 2020 and an expectation that the stabilization of IT’SUGAR’s operations will take longer than previously anticipated, the Company updated its estimate of the fair value of IT’SUGAR as of June 30, 2020 to reflect its updated expectations regarding the stabilization of IT’SUGAR’s operations and concluded that no additional impairment loss related to IT’SUGAR’s goodwill was required to be recognized as of June 30, 2020.

The Company’s assessment of IT’SUGAR’s assets for impairment required the Company to make estimates based on facts and circumstances as of each reporting date and assumptions about current and future economic and market conditions. These assumptions included the stabilization of IT’SUGAR following a phased reopening of its retail locations in 2020 and its ability to access and operate in its retail locations in spite of ongoing negotiations with the landlords of these locations related to unpaid rents. In addition, the Company’s estimates assumed that there would not be a material permanent decline in the demand for IT’SUGAR’s products and that IT’SUGAR will ultimately in the future return to its full operations and implement its long-term strategy to reinvest in and grow its business. However, as the severity, magnitude, and duration, as well as the economic consequences, of the COVID-19 pandemic, are uncertain, rapidly changing, and difficult to predict, these estimates and assumptions may change over time, which may result in the recognition of additional impairment losses related to IT’SUGAR’s assets that would be material to the Company’s financial statements, as well as the recognition of restructuring charges. Changes in assumptions that could materially impact the Company’s estimates related to IT’SUGAR that could result in the recognition of impairment losses in future periods include, but are not limited to, a material permanent decline in demand for IT’SUGAR’s products, IT’SUGAR abandoning its long-term strategy to reinvest and grow its business as a result of changes in consumer demand, IT’SUGAR pursuing a formal or informal restructuring, retail locations not reopening pursuant to IT’SUGAR’s phased reopening plan, significant additional closures following the initial reopening of locations, and landlords of IT’SUGAR’s retail locations limiting operations in leased locations through eviction proceedings as a result of unpaid or disputed rent payments.

See Note 6 for additional information with respect to the recognition of impairment losses related to IT’SUGAR.

In addition to the material adverse impact of the COVID-19 pandemic on IT’SUGAR’s operations, BBX Sweet Holdings’ other operations have also been adversely impacted by the pandemic. In March 2020, Hoffman’s Chocolates closed all of its retail locations to customer traffic and limited sales to curbside pickup (where allowable by government mandates) and online customers. During the three months ended June 30, 2020, it reopened all of its locations and achieved sales volumes at approximately 70% of pre-pandemic levels (as compared to the comparable period in 2019). In addition, while Las Olas Confections and Snacks’ manufacturing and distribution processes were not materially impacted by the pandemic, its sales during the three months ended June 30, 2020 were approximately 51% of pre-pandemic levels (as compared to the comparable period in 2019). Hoffman’s Chocolates and Las Olas Confections and Snacks have also been engaged in negotiations with the landlords of their respective retail and manufacturing locations for rent abatements, deferrals, and other modifications. As of June 30, 2020, Hoffman’s Chocolates and Las Olas Confections and Snacks had accrued and unpaid current rental obligations of $0.3 million, which are included in other liabilities in the Company’s condensed consolidated statement of financial condition, and they had executed lease amendments with respect to 4 of such locations, including Las Olas Confections and Snacks’ manufacturing facility in Orlando, Florida. Subsequent to June 30, 2020, Hoffman’s Chocolates executed lease amendments with respect to an additional two of its retail locations. Similar to IT’SUGAR, there is no assurance that the sales volumes of these businesses will improve, and they may be required to close previously reopened locations as a result of governments reimplementing mandated closures or otherwise. Furthermore, there is no assurance that Hoffman’s Chocolates

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

will be able to execute lease amendments with the landlords of its remaining locations, and due to the uncertainty related to these businesses as a result of the pandemic, there is no assurance they will be in position to meet their obligations under the terms of lease agreements and amendments that have been executed or are otherwise being negotiated.

Renin

Renin has not to date been significantly impacted by the COVID-19 pandemic, and it has continued to operate both of its manufacturing and distribution facilities, source various products and raw materials from China and Vietnam, and sell its products through various channels. Although Renin has experienced a decline in sales to certain customers as a result of concerns related to the pandemic, these declines have been offset by an increase in sales through its retail and commercial channels.

Although Renin’s operations have not to date been significantly impacted by the pandemic, the effects of the pandemic, including a recessionary economic environment, could have a significant adverse impact on Renin’s results of operations and financial condition in future periods, particularly if an economic downturn is prolonged in nature and impacts consumer demand or the effects of the pandemic result in material disruptions in the supply chains for its products and raw materials. Further, while Renin has begun to diversify its supply chain and transfer the assembly of certain products from foreign suppliers to its own manufacturing facilities, Renin continues to source products and raw materials from China. As a result, disruptions in its supply chain from China as a result of various factors, including increased tariffs or closures in the supply chain, could impact Renin’s cost of product and ability to meet customer demand.

Recently Adopted Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) has issued the following Accounting Standards Updates (“ASU”) and guidance relevant to the Company’s operations which were adopted as of January 1, 2020:

ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments (as subsequently amended and clarified by various ASUs). This standard introduces an approach of estimating credit losses on certain types of financial instruments based on expected losses and expands the disclosure requirements regarding an entity’s assumptions, models, and methods for estimating its allowance for credit losses. The standard also requires entities to record an allowance for credit losses for available for sale debt securities rather than reduce the carrying amount under the other-than temporary impairment model. In addition, the standard requires entities to disclose the amortized cost balance for each class of financial asset by credit quality indicator, disaggregated by the year of origination (i.e., by vintage year). The Company adopted this standard on January 1, 2020 using a modified retrospective method and did not recognize a cumulative effect adjustment upon adoption of the standard as the Company’s trade receivables are generally due 30 to 60 days from the date of the invoice with minimal historical loss experience. The Company’s loans receivable are legacy loans from its sale of BankAtlantic that have been written down to the collateral value less cost to sell with interest recognized on a cash basis. As such, the adoption of the standard did not have a material impact on the Company’s combined carve-out financial statements.

ASU No. 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. This standard modifies the disclosure requirements in Topic 820 related to the valuation techniques and inputs used in fair value measurements, uncertainty in measurement, and changes in measurements applied. This standard was effective for the Company on January 1, 2020, and the

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

adoption of the standard did not have a material impact on the Company’s combined carve-out financial statements and disclosures.

FASB Staff Q&A Accounting for Lease Concessions Related to the Effects of the COVID-19 Pandemic (Topic 842): The FASB issued guidance on lease concessions related to the effects of the COVID-19 pandemic allowing entities to make an election to account for lease concessions related to the effects of the COVID-19 pandemic as if the enforceable rights and obligations for those concessions existed in the lease contract (regardless of whether those enforceable rights and obligations for the concessions explicitly exist in the lease contract). Consequently, for concessions related to the effects of the COVID-19 pandemic, an entity will not have to analyze each contract to determine whether enforceable rights and obligations for concessions exist in the contract and can elect to apply or not apply the lease modification guidance of Topic 842. The election only applies to concessions that do not result in a substantial increase in the rights of the lessor or the obligations of the lessee.

Pursuant to this FASB guidance, the Company has elected to account for lease concessions related to the effects of the COVID-19 pandemic as if the rights and obligations related to such concessions existed in the related lease agreements. Accordingly, if a concession does not result in a substantial increase in the rights of the lessor or the Company’s obligations as the lessee, the Company will elect to not account for the concession as a modification and will not remeasure the lease liability and right-of-use asset for such leases. If rent is deferred pursuant to a concession, such rents will be accrued pursuant to the existing terms of the lease, and the related liability will be relieved when the rental payment is made to the landlord pursuant to the terms of the concession. If rent is abated pursuant to a concession, the Company’s rent expense will be decreased by the amount of the abated rental payment in the period in which the payment was otherwise due pursuant to the existing terms of the lease.

As of June 30, 2020, the Company had executed 19 agreements related to lease concessions associated with the COVID-19 pandemic, which included a combination of rent deferrals and abatements. Under the terms of such agreements, rent payments subject to deferral are generally required to be paid between 1-42 months following the execution of the agreements based on the payment schedules specified in such agreements. The Company accounted for 5 of these agreements as modifications and remeasured the related lease liabilities as the concessions extended the lease terms and increased the Company’s overall obligations under the related lease agreements. The Company did not account for the remaining 14 agreements as modifications as the concessions did not result in a substantial increase in the rights of the lessor or the obligations of the Company as the lessee. Under these agreements, deferrals and abatements of rental payments were $394,000 and $583,000, respectively, for the three months ended June 30, 2020, which included deferrals and abatements of $350,000 and $507,000, respectively, of payments under agreements that were not accounted for as modifications. As noted above, certain of the Company’s subsidiaries, including IT’SUGAR and Hoffman’s Chocolates, are not in compliance with the terms of their lease agreements with respect to rents, including rents for July 2020, and remain in negotiations with the landlords of their retail locations for lease concessions for which agreements have not yet been reached, and there is no assurance that agreements for concessions will be reached on acceptable terms or at all. Although rent in many cases remains accrued and unpaid, the Company has continued to recognize lease costs related to such leases pursuant to the existing terms of such leases.

Future Adoption of Recently Issued Accounting Pronouncements

The FASB has issued the following accounting pronouncements and guidance relevant to the Company’s operations which had not been adopted by the Company as of June 30, 2020:

ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This standard removes specific exceptions to the general principles in Topic 740 including exceptions related to (i) the

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

incremental approach for intraperiod tax allocations, (ii) accounting for basis differences when there are ownership changes in foreign investments, and (iii) interim period income tax accounting for year-to-date losses that exceed anticipated losses. The statement is effective for the Company on January 1, 2021 and interim periods within that fiscal year. Early adoption is permitted. The Company is currently evaluating the impact that this standard may have on its combined carve-out financial statements.

ASU No. 2020-04 Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This standard provides relief for companies preparing for discontinuation of LIBOR in response to the Financial Conduct Authority (the regulatory authority over LIBOR) plan for a phase out of regulatory oversight of LIBOR interest rate indices after 2021 to allow for an orderly transition to an alternate reference rate. The Alternative Reference Rates Committee (“ARRC”) has proposed that the Secured Overnight Financing Rate (“SOFR”) is the rate that represents best practice as the alternative to LIBOR for promissory notes or other contracts that are currently indexed to LIBOR. The ARRC has proposed a market transition plan to SOFR from LIBOR, and organizations are currently working on transition plans as it relates to derivatives and cash markets exposed to LIBOR. The Company currently has a LIBOR indexed line of credit which has a balance of $8.0 million and matures after 2021. Although companies can apply this standard immediately, the guidance will only be available for a limited time, generally through December 31, 2022. The Company is currently evaluating the potential impact that the eventual replacement of the LIBOR benchmark interest rate could have on its results of operations, liquidity and consolidated financial statements and the related impact that this standard may have on its consolidated financial statements.

2. Trade Accounts Receivable

The Company’s trade receivables consisted of the following (in thousands):

	June 30, 2020	December 31, 2019
Trade receivables	$15,413	13,274
Allowance for bad debts	(256)	(170)

Total trade inventory	$15,157	13,104

3. Trade Inventory

The Company’s trade inventory consisted of the following (in thousands):

	June 30, 2020	December 31, 2019
Raw materials	$3,463	3,048
Paper goods and packaging materials	1,408	1,327
Finished goods	15,630	18,468

Total trade inventory	$20,501	22,843

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

4. Real Estate

The Company’s real estate consisted of the following (in thousands):

	June 30, 2020	December 31, 2019
Real estate held-for-sale	$11,354	11,297
Real estate held-for-investment	6,022	6,015
Real estate inventory	46,521	48,506

Total real estate	$63,897	65,818

5. Investments in and Advances to Unconsolidated Real Estate Joint Ventures

As of June 30, 2020, the Company had equity interests in and advances to unconsolidated real estate joint ventures involved in the development of multifamily rental apartment communities, as well as single-family master-planned for sale housing communities. In addition, the Company owns a 50% equity interest in the Altman Companies, a developer and manager of multifamily rental apartment communities.

Investments in unconsolidated real estate joint ventures are accounted for as unconsolidated VIEs.

The Company’s investments in and advances to unconsolidated real estate joint ventures consisted of the following (in thousands):

	June 30, 2020	December 31, 2019
Altis at Grand Central Capital, LLC	$2,547	$2,653
Altis Promenade Capital, LLC	2,012	2,126
Altis at Bonterra - Hialeah, LLC	598	618
Altis Ludlam - Miami Investor, LLC	9,051	1,081
Altis Suncoast Manager, LLC	765	753
Altis Pembroke Gardens, LLC	312	1,277
Altis Fairways, LLC	1,664	1,880
Altis Wiregrass, LLC	266	1,792
Altis LH-Miami Manager, LLC	829	811
Altis Vineland Pointe Manager, LLC	5,122	4,712
Altis Miramar East/West	2,690	2,631
The Altman Companies, LLC	16,001	14,745
ABBX Guaranty, LLC	3,750	3,750
Sunrise and Bayview Partners, LLC	1,479	1,562
PGA Design Center Holdings, LLC	996	996
CCB Miramar, LLC	7,279	5,999
BBX/Label Chapel Trail Development, LLC	153	1,126
L03/212 Partners, LLC	1,934	2,087
PGA Lender, LLC	2,111	2,111
Sky Cove, LLC	4,053	4,178
All other investments in real estate joint ventures	163	442

Total	$63,775	$57,330

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

See Note 7 to the Company’s combined carve-out financial statements for the years ended December 31, 2019, 2018, and 2017 included in this information statement for the Company’s accounting policies relating to its investments in unconsolidated real estate joint ventures, including the Company’s analysis and determination that such entities are VIEs in which the Company is not the primary beneficiary.

As of December 31, 2019, BBXRE had invested $1.1 million in the Altis at Ludlam joint venture to acquire land, obtain entitlements, and fund predevelopment costs for a potential multifamily apartment development in Miami, Florida. In June 2020, the joint venture obtained entitlements, closed on development financing, and commenced development of a 312 unit multifamily apartment community with 7,500 square feet of retail space. In connection with the closing, BBXRE received a $0.5 million distribution from the joint venture as a reimbursement of predevelopment costs and invested an additional $8.5 million in the joint venture as a preferred member. Pursuant to the applicable operating agreement for the Altis Ludlam joint venture, distributions from the joint venture are required to be paid to BBXRE as the preferred member until it receives its $8.5 million investment and a preferred return of 11.9% per annum (subject to a minimum payment of $11.9 million). Following such payment, all remaining distributions will be paid to the other members. Further, BBXRE’s preferred interest is required to be redeemed by the joint venture for a cash amount equal to its preferred return and initial investment in December 2023, although the joint venture has the option to extend the redemption for three one year periods, subject to certain conditions.

In March 2020, the Altis at Wiregrass joint venture sold its 392 unit multifamily apartment community in Tampa, Florida. As a result of the sale, BBXRE recognized $0.8 million of equity earnings during the six months ended June 30, 2020 and received approximately $2.3 million of distributions from the venture in April 2020.

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

Summarized Financial Information of Certain Unconsolidated Real Estate Joint Ventures

The tables below set forth financial information, including condensed statements of financial condition and operations, related to BBX/Label Chapel Trail Development, LLC (in thousands):

	June 30, 2020	December 31, 2019
Assets
Cash	$500	1,725
Real estate	—	2,134
Other assets	—	5

Total assets	$500	3,864

Liabilities and Equity
Notes payable	$—	—
Other liabilities	73	540

Total liabilities	73	540

Total equity	427	3,324

Total liabilities and equity	$500	3,864

	For the Six Months Ended June 30,
	2020	2019
Total revenues	$4,062	27,469
Cost to sell	(3,139)	(22,177)

Gross profit	923	5,292
Other income	1	5
Other expenses	(168)	(592)

Net income	$756	4,705

Equity in net earnings of unconsolidated real estate joint venture - BBX/Label Trail Development, LLC	$267	2,200

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

The tables below set forth financial information, including condensed statements of financial condition and operations, related to Altis at Lakeline – Austin Investors LLC (in thousands):

	June 30, 2020	December 31, 2019
Assets
Cash	$—	628
Restricted cash	—	5
Real estate	—	—
Other assets	—	144

Total assets	$—	777

Liabilities and Equity
Notes payable	$—	—
Other liabilities	—	—

Total liabilities	—	—

Total equity	—	777

Total liabilities and equity	$—	777

	For the Six Months Ended June 30,
	2020	2019
Total revenues	$—	1,459
Gain on sale of real estate	—	17,150
Other expenses	—	(1,773)

Net earnings	$—	16,836

Equity in net earnings of unconsolidated real estate joint venture - Altis at Lakeline - Austin Investors LLC	$—	5,029

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

The tables below set forth financial information, including condensed statements of financial condition and operations, related to PGA Design Center Holdings, LLC (in thousands):

	June 30, 2020	December 31, 2019
Assets
Cash	$1	1
Investment in joint ventures	3,090	3,090

Total assets	$3,091	3,091

Liabilities and Equity
Notes payable	$—	—
Other liabilities	—	—

Total liabilities	—	—

Total equity	3,091	3,091

Total liabilities and equity	$3,091	3,091

	For the Six Months Ended June 30,
	2020	2019
Total revenues	$62	—
Gain on sale of real estate	—	7,212
Other expenses	(1)	(183)

Net earnings	$61	7,029

Equity in net earnings of unconsolidated real estate joint venture - PGA Design Center Holdings, LLC	$24	2,812

6. Impairments

Goodwill

The activity in the balance of the Company’s goodwill was as follows (in thousands):

	For the Six Months Ended June 30,
	2020	2019
Balance, beginning of period	$37,248	37,248
Impairment losses	(22,384)	—

Balance, end of period	$14,864	37,248

The Company tests goodwill associated with its reporting units for potential impairment on an annual basis as of December 31 or during interim periods if impairment indicators exist. The Company concluded that the effects of the COVID-19 pandemic, including the recessionary economic environment and the impact on certain of the Company’s operations, indicated that it was more likely than not that the fair values of certain of its reporting units with goodwill had declined below the respective carrying amounts of such reporting units as of March 31,

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

2020. As a result, the Company tested the goodwill associated with such reporting units for impairment by estimating the fair values of the respective reporting units as of March 31, 2020 and recognized goodwill impairment losses of $22.4 million associated with IT’SUGAR and certain of its other reporting units. As of June 30, 2020, the Company’s remaining goodwill balance was comprised of goodwill associated with its IT’SUGAR reporting unit. As described in Note 1, no additional impairment loss related to IT’SUGAR’s goodwill was recognized as of June 30, 2020.

The Company generally applies an income approach utilizing a discounted cash flow methodology and a market approach utilizing a guideline public company and transaction methodology to estimate the fair value of its reporting units. The estimated fair values obtained from the income and market approaches are compared and reviewed for reasonableness to determine a best estimate of fair value. The Company’s discounted cash flow methodology establishes an estimate of fair value by estimating the present value of the projected future cash flows to be generated from a reporting unit. The discount rate applied to the projected future cash flows to arrive at the present value is intended to reflect all risks of ownership and the associated risks of realizing the stream of projected future cash flows. The Company generally uses a five to ten-year period in computing discounted cash flow values. The most significant assumptions used in the discounted cash flow methodology are generally the terminal value, the discount rate, and the forecast of future cash flows. The guideline public company methodology establishes an estimate of fair value based upon the trading prices of public traded companies that are similar to the applicable reporting unit, while the guideline transaction methodology establishes an estimate of fair value based on acquisitions of companies that are similar to the applicable reporting unit. Under these methods, the Company develops multiples of revenue and earnings before interest, taxes, depreciation and amortization (“EBITDA”) based upon the indicated enterprise value, revenues, and EBITDA of the guideline companies and makes adjustments to such multiples based on various considerations, including the financial condition, operating performance, and relative risk of the guideline companies. The adjusted multiples are then applied to the revenues and EBITDA of the reporting unit to develop an estimated fair value of the reporting unit. Depending on the facts and circumstances applicable to the reporting unit and the guideline companies, the Company may place greater emphasis on the income or market approach to determine its best estimate of fair value.

In connection with its impairment testing as of March 31, 2020, the Company estimated that the fair value of the IT’SUGAR reporting unit had declined to $27.3 million as of March 31, 2020 and recognized a goodwill impairment loss of $20.3 million during the six months ended June 30, 2020 based on the excess of the carrying amount of the IT’SUGAR reporting unit over its estimated fair value. The Company primarily utilized a discounted cash flow methodology to estimate the fair value of the IT’SUGAR reporting unit and used the relevant market approaches to support the reasonableness of its estimated fair value under the income approach. See Note 1 for additional discussion related to the factors which resulted in the decline in the estimated fair value of the IT’SUGAR reporting unit as of March 31, 2020 as compared to December 31, 2019, which included the effects of the COVID-19 pandemic on IT’SUGAR.

In addition to the IT’SUGAR reporting unit, the Company tested the goodwill of its other reporting units and, based on its estimates of their fair values, recognized goodwill impairment losses of $2.1 million during the six months ended June 30, 2020 related to these reporting units. The decline in the fair value of these reporting units from December 31, 2019 primarily resulted from the effects of the COVID-19 pandemic on these businesses.

Long-Lived Assets

The Company’s long-lived assets include property and equipment, amortizable intangible assets, and right-of-use assets associated with its lease agreements. The Company tests its long-lived assets, or asset groups which

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

include long-lived assets, for recoverability whenever events or changes in circumstances indicate that the carrying amount of such assets or asset groups may not be recoverable. The carrying amount of an asset or asset group is not considered recoverable when the carrying amount exceeds the sum of the undiscounted cash flows expected to result from the use of the asset or asset group. To the extent that the carrying amount of an asset or asset group exceeds the sum of such undiscounted cash flows, an impairment loss is measured and recorded based on the amount by which the carrying amount of the asset or asset group exceeds its fair value. Impairment losses associated with an asset group are allocated to long-lived assets within the asset group based on their relative carrying amounts; however, the carrying amount of individual long-lived assets within an asset group are not reduced below their individual fair values.

The Company concluded that the effects of the COVID-19 pandemic indicated that the carrying amount of certain of its long-lived assets may not be recoverable, including asset groups associated with certain of its retail locations which were temporarily closed as a result of the pandemic. In such circumstances, the Company compared its estimated undiscounted cash flows expected to result from the use of such assets or asset groups with their respective carrying amounts, and to the extent that such carrying amounts were in excess of the related undiscounted cash flows, the Company estimated the fair values of the applicable assets or asset groups and recognized impairment losses based on the excess of the carrying amounts of such assets or asset groups over their estimated fair values. In certain circumstances, the Company estimated the fair value of individual assets within its asset groups, including right-of-use assets associated with its retail locations, to determine the extent to which an impairment loss should be allocated to such assets.

The Company generally estimated the fair value of the relevant assets or asset groups utilizing a discounted cash flow methodology which estimated the present value of the projected future cash flows expected to be generated from such assets or asset groups. When estimating the fair value of asset groups related to a retail location, the Company’s estimated fair value considered the relevant market participants and the highest and best use for the location, including whether the value of the location would be maximized by operating the location in its current use or by permanently closing the location and subleasing it. In addition, to the extent applicable, the Company estimated the fair value of right-of-use assets associated with its retail locations using a discounted cash flow methodology which estimated the present value of market rental rates applicable to such right-of-use assets.

As a result of the Company’s testing of its long-lived assets for impairment, the Company recognized impairment losses of $5.4 million during the six months ended June 30, 2020 related primarily to leasehold improvements and right-of-use assets associated with certain of IT’SUGAR’s retail locations. The recognition of these impairment losses primarily resulted from the effects of the COVID-19 pandemic on the estimated cash flows expected to be generated by the related assets.

Equity Method Investments

The Company evaluates its equity method investments for impairment when events or changes in circumstances indicate that the fair values of the investments may be below the carrying values. When a decline in the fair value of an investment is determined to be other than temporary, an impairment loss is recorded to reduce the carrying amount of the investment to its fair value. The Company’s determination of whether an other-than-temporary impairment has occurred requires significant judgment in which the Company evaluates, among other factors, the fair value of an investment, general market conditions, the duration and extent to which the fair value of an investment is less than cost, and the Company’s intent and ability to hold an investment until it recovers. The Company also considers specific adverse conditions related to the financial health and business outlook of the investee, including industry and market performance and expected future operating and financing cash flows.

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

During the three and six months ended June 30, 2020, the Company recognized impairment losses of $2.2 million associated with certain of its investments in unconsolidated real estate joint ventures. The Company estimated the fair value of these investments utilizing a discounted cash flow methodology which estimated the present value of the projected future cash flows expected to be generated from such investments. See Note 1 for additional discussion related to the factors which resulted in the decline in the estimated fair values of these investments. The Company did not record any impairment charges related to its equity method investments during the three and six months ended June 30, 2019.

7. Income Taxes

New BBX Capital and its subsidiaries were included in the consolidated federal and certain state income tax returns of the Parent. The accompanying combined carve-out financial statements allocates taxable income to the Company as if the Company was a separate taxpayer under the separate return basis.

Effective income tax rates for interim periods are based upon the Company’s current estimated annual rate, which varies based upon the Company’s estimate of taxable earnings or loss and the mix of taxable earnings or loss in the various states in which the Company operates. The Company’s effective tax rate was applied to income or loss before income taxes reduced by net income or loss attributable to noncontrolling interests in joint ventures taxed as partnerships. In addition, the Company recognizes taxes related to unusual or infrequent items or resulting from a change in judgment regarding a position taken in a prior period as discrete items in the interim period in which the event occurs.

The Company’s effective income tax rate was approximately 21% and 19% during the six months ended June 30, 2020 and 2019, respectively. The Company’s effective income tax rate for the six months ended June 30, 2020 and 2019 was impacted by nondeductible executive compensation allocated from Parent and state income taxes. The effective income tax rate for the 2020 period reflects a current estimated ordinary taxable loss for the year ended December 31, 2020 resulting primarily from the effects of the COVID-19 pandemic.

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

8. Debt

The table below sets forth information regarding the Company’s notes payable and other borrowings (dollars in thousands):

	June 30, 2020			December 31, 2019
	Debt Balance	Interest Rate	Carrying Amount of Pledged Assets	Debt Balance	Interest Rate	Carrying Amount of Pledged Assets
Community Development District Obligations	$33,107	4.25-6.00%	$46,571	$29,287	4.25-6.00%	$49,352
TD Bank Term Loan and Line of Credit	7,974	3.17%	(1)	6,826	5.00%	(1)
Banc of America Leasing & Capital Equipment Note	—	—	(2)	355	4.75%	(2)
Bank of America Revolving Line of Credit	—	—	—	2,000	3.24%	—
Unsecured Note (3)	—	—	—	3,400	6.00%	—
Centennial Bank Note (3)	1,449	5.25%	1,867	1,469	5.25%	1,892
Other	129	15.00%	—	223	15.00%	—
Unamortized debt issuance costs	(1,045)			(824)

Total notes payable and other borrowings	$41,614			$42,736

(1)	The collateral is a blanket lien on Renin’s assets.
(2)	The collateral is a security interest in the equipment financed by the underlying note. Additionally, IT’SUGAR is guarantor of the note.
(3)	BBX Capital is guarantor of the note.

See Note 12 to the Company’s combined carve-out financial statements for the years ended December 31, 2019, 2018, and 2017 for additional information regarding the above listed notes payable and other borrowings.

Except as described below, there were no new debt issuances or significant changes related to the above listed notes payable and other borrowings during the six months ended June 30, 2020.

Community Development District Obligation. In May 2020, the Meadow View at Twin Creeks Community Development District issued $8.6 million of community development bonds related to the Company’s Beacon Lake Community development. The bonds issued in May 2020 have fixed interest rates ranging from 4.25% to 5.38% and mature at various times during the years 2026 through 2051. The Company at its option has the ability to repay a specified portion of the bonds at the time that it sells developed lots in the Beacon Lakes Community.

Toronto-Dominion Commercial Bank (“TD Bank”) Line of Credit. Renin maintains a credit facility with TD Bank which provides for a revolving line of credit for up to approximately $16.3 million based on available collateral, as defined in the facility, and subject to Renin’s compliance with the terms and conditions of the credit facility, including certain specific financial covenants. Through February 2020, the credit facility also provided for term loans for up to $1.7 million. However, in February 2020, the credit facility was amended to replace the existing debt service coverage ratio with an interest coverage ratio, and in connection with the amendment to the credit facility, Renin repaid the outstanding balance of the term loans with borrowings from the revolving line of credit. In July 2020, the credit facility was also amended to extend the maturity date of the facility from September 2020 to September 2022.

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

Banc of America Leasing & Capital Equipment Note and Bank of America Revolving Line of Credit. During the three months ended June 30, 2020, a wholly-owned subsidiary of BBXRE purchased IT’SUGAR’s revolving line of credit and equipment note from the respective lenders for the outstanding principal balance of the loans plus accrued interest and subsequently advanced an additional $2.0 million to IT’SUGAR pursuant to the terms of the loans. As the Company paid the respective third party lenders and was relieved of its obligations to such lenders under the respective debt arrangements, the Company derecognized the liabilities in its consolidated financial statements in connection with the purchase of the loans by its wholly-owned subsidiary.

Debt Compliance and Amounts Available under Credit Facilities

As of June 30, 2020, New BBX Capital and its subsidiaries were in compliance with all financial debt covenants under their debt instruments, as amended.

Amounts available under credit facilities for New BBX Capital and its subsidiaries as of June 30, 2020 were $5.2 million, subject to eligible collateral requirements and the terms of the facilities, as applicable.

The effects of the COVID-19 pandemic on the Company’s operations could impact its ability to remain in compliance with the financial covenants under its debt instruments and the extent of availability under its credit facilities in future periods. If the Company is unable to maintain compliance with its debt covenants or obtain waivers from its lenders if it is not in compliance with its covenants, the Company will no longer be able to access its revolving credit facilities or may have to repay all or a portion of its borrowings prior to their scheduled maturity dates or provide additional collateral for such borrowings, any of which would have a material adverse effect on the Company’s liquidity, financial position, and results of operations.

9. Revenue Recognition

The table below sets forth the Company’s revenue disaggregated by category (in thousands):

	For the Six Months Ended June 30,
	2020	2019
Trade sales - wholesale	$39,273	36,373
Trade sales - retail	24,663	50,701
Sales of real estate inventory	9,278	4,660

Revenue from customers	73,214	91,734
Interest income	199	496
Net (losses) gains on sales of real estate assets	(34)	10,996
Other revenue	1,406	1,910

Total revenues	$74,785	105,136

10. Related Parties

The Company paid the Parent $1.4 million and $0.2 million during the six months ended June 30, 2020 and 2019, respectively, for management advisory and employer provided medical insurance. The Company reimbursed the Parent the actual cost of providing the services.

Included in other revenues in the Company’s combined carve-out statements of operations and comprehensive loss or income for the six months ended June 30, 2020 and 2019 was $0.4 million received by the Company for risk management consulting services provided to the Parent and Bluegreen Vacations Corporation.

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

Expenses related to certain support functions paid for by the Parent, including executive services, treasury, tax, accounting, legal, internal audit, human resources, public and investor relations, general management, shared information technology systems, corporate governance activities, and centralized managed employee benefit arrangements, were allocated to the Company. These expenses have been allocated to the Company on the basis of direct usage when identifiable, while the remainder of the expenses, including costs related to executive compensation, were allocated primarily on a pro-rata basis of combined revenues and equity in earnings of unconsolidated joint ventures of the Parent and its subsidiaries. The expenses related to these support functions allocated to the Company and included in selling, general and administrative expenses in the Company’s combined carve-out statements of operations and comprehensive loss for the six months ended June 30, 2020 and 2019 were $7.9 million and $11.3 million, respectively. The allocated support function costs were recognized as contributed capital in the Company’s combined carve-out statements of financial condition for the six months ended June 30, 2020 and 2019.

The Company is a party to an Agreement to Allocate Consolidated Income Tax Liability and Benefits with the Parent. Under the agreement, the parties calculate their respective income tax liabilities and attributes as if each of them was a separate filer. If any tax attributes are used by another party to the agreement to offset its tax liability, the party providing the benefit will receive an amount for the tax benefits realized. As of June 30, 2020 and December 31, 2019, $0 and $2.8 million, respectively, was due to the Parent in accordance with the tax sharing agreement.

The components of net transfers from/to Parent in the combined carve-out statements of changes in equity consisted of the following (in thousands):

	For the Six Months Ended June 30,
	2020	2019
Cash pooling	$87,007	(38,543)
Corporate overhead allocations	7,927	11,267
Asset transfers	145	—

Net transfers from (to) parent	$95,079	(27,276)

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

In March 2018, the Parent, the Company, Woodbridge, and certain wholly-owned subsidiaries of the Company (BBX Sweet Holdings and FFTRG) entered into a $50.0 million revolving credit facility with Iberiabank as co-borrowers. Amounts borrowed under the facility accrue interest at a floating rate of 30-day LIBOR plus a margin of 3.0% to 3.75% or the Prime Rate plus a margin of 1.50% to 2.25%. The applicable margin is based on the Parent’s debt to EBITDA ratio. Payments of interest only are payable monthly. The facility matures, and all outstanding principal and interest will be payable, on June 30, 2021, with a twelve month renewal option at Parent’s request, subject to the satisfaction of certain conditions. The facility is secured by a pledge of a percentage of the Parent’s membership interests in Woodbridge having a value of not less than $100 million. Borrowings under the facility may be used for business acquisitions, real estate investments, stock repurchases, letters of credit, and general corporate purposes. Any one of the borrowers can make a funding request subject to availability and specific satisfaction of the terms and conditions of the advance for the specified purpose. There were no borrowings on the credit facility as of June 30, 2020 or December 31, 2019.

11. Commitments and Contingencies

Litigation

In the ordinary course of business, New BBX Capital and its subsidiaries are parties to lawsuits as plaintiff or defendant involving its operations and activities. Additionally, from time to time in the ordinary course of business, the Company is involved in disputes with existing and former employees, vendors, taxing jurisdictions, and various other parties and also receive individual consumer complaints as well as complaints received through regulatory and consumer agencies. The Company takes these matters seriously and attempts to resolve any such issues as they arise. The Company may also become subject to litigation related to the COVID-19 pandemic, including with respect to any actions we take or may be required to take as a result thereof.

Reserves are accrued for matters in which management believes it is probable that a loss will be incurred and the amount of such loss can be reasonably estimated. Management does not believe that the aggregate liability relating to known contingencies in excess of the aggregate amounts accrued will have a material impact on the Company’s results of operations or financial condition. However, litigation is inherently uncertain, and the actual costs of resolving legal claims, including awards of damages, may be substantially higher than the amounts accrued for these claims and may have a material adverse impact on the Company’s results of operations or financial condition.

Adverse judgments and the costs of defending or resolving legal claims may be substantial and may have a material adverse impact on the Company’s financial statements. Management is not at this time able to estimate a range of reasonably possible losses with respect to matters in which it is reasonably possible that a loss will occur. In certain matters, management is unable to estimate the loss or reasonable range of loss until additional developments provide information sufficient to support an assessment of the loss or reasonable range of loss. Frequently in these matters, the claims are broad, and the plaintiffs have not quantified or factually supported their claim.

Other Commitments and Guarantees

The Parent guarantees certain obligations of the Company’s unconsolidated real estate joint ventures and debt obligations, including the following:

•

The Parent is a guarantor of 50% of the outstanding balance of a third party loan to the Sunrise and Bayview Partners, LLC real estate joint venture, which had an outstanding balance of $5.0 million as of December 31, 2019.

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

•	The Parent is a guarantor on certain notes payable by the Company’s wholly-owned subsidiaries. See Note 8 for additional information regarding these obligations.

12. Fair Value Measurement

Fair value is defined as the price that would be received on the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

There are three main valuation techniques to measure the fair value of assets and liabilities: the market approach, the income approach and the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The income approach uses financial models to convert future amounts to a single present amount and includes present value and option-pricing models. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset and is often referred to as current replacement cost.

The accounting guidance for fair value measurements defines an input fair value hierarchy that has three broad levels and gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The input fair value hierarchy is summarized below:

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2:

Unadjusted quoted prices in active markets for similar assets or liabilities, or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability

Level 3:	Unobservable inputs for the asset or liability

Other than the measurement of certain reporting units and long-lived assets as further described in Note 6, there were no material assets or liabilities measured at fair value on a recurring or nonrecurring basis in the Company’s combined carve-out financial statements as of June 30, 2020 and December 31, 2019.

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

Financial Disclosures about Fair Value of Financial Instruments

The tables below set forth information related to the Company’s combined carve-out financial instruments (in thousands):

			Fair Value Measurements Using
			Quoted prices
	Carrying		in Active	Significant
	Amount	Fair Value	Markets	Other	Significant
	As of	As of	for Identical	Observable	Unobservable
	June 30,	June 30,	Assets	Inputs	Inputs
	2020	2020	(Level 1)	(Level 2)	(Level 3)
Financial assets:
Cash and cash equivalents	$96,537	96,537	96,537	—	—
Restricted cash	529	529	529	—	—
Financial liabilities:
Notes payable and other borrowings	41,614	47,083	—	—	47,083

			Fair Value Measurements Using
			Quoted prices
	Carrying		in Active	Significant
	Amount	Fair Value	Markets	Other	Significant
	As of	As of	for Identical	Observable	Unobservable
	December 31,	December 31,	Assets	Inputs	Inputs
	2019	2019	(Level 1)	(Level 2)	(Level 3)
Financial assets:
Cash and cash equivalents	$20,723	20,723	20,723	—	—
Restricted cash	529	529	529	—	—
Financial liabilities:
Notes payable and other borrowings	42,736	45,669	—	—	45,669

The amounts reported in the combined carve-out statements of financial condition for cash and cash equivalents and restricted cash approximate fair value.

The fair values of the Company’s Community Development Bonds, which are included in notes payable and other borrowings above, were measured using the market approach with Level 3 inputs obtained based on estimated market prices of similar financial instruments.

The fair values of the Company’s notes payable and other borrowings (other than the Community Development Bonds above) were measured using the income approach with Level 3 inputs by discounting the forecasted cash flows based on estimated market rates.

The Company’s financial instruments also include trade accounts receivable, accounts payable, and accrued liabilities. The carrying amount of these financial instruments approximate their fair values due to their short-term maturities.

The Company is exposed to credit related losses in the event of non-performance by counterparties to the financial instruments with a maximum exposure equal to the carrying amount of the assets. The Company’s exposure to credit risk consists of accounts receivable balances.

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

13. Segments

Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly reviewed by the chief operating decision maker (“CODM”) in assessing performance and deciding how to allocate resources. Reportable segments consist of one or more operating segments with similar economic characteristics, products and services, production processes, type of customer, distribution system or regulatory environment.

The information provided for segment reporting is obtained from internal reports utilized by the Company’s CODM, and the presentation and allocation of assets and results of operations may not reflect the actual economic costs of the segments as standalone businesses. If a different basis of allocation were utilized, the relative contributions of the segments might differ, but the relative trends in the segments’ operating results would, in management’s view, likely not be impacted.

The Company’s three reportable segments are as follows: BBX Capital Real Estate, BBX Sweet Holdings and Renin. See Note 1 for a description of the Company’s reportable segments.

In the segment information for the six months ended June 30, 2020 and 2019, amounts set forth in the column entitled “Other” include the Company’s investments in various operating businesses, including a controlling financial interest in a restaurant acquired in connection with a loan receivable default. The amounts set forth in the column entitled “Reconciling Items and Eliminations” include unallocated corporate general and administrative expenses.

The Company evaluates segment performance based on segment income from continuing operations before income taxes.

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

The table below sets forth the Company’s segment information as of and for the six months ended June 30, 2020 (in thousands):

	BBX Capital Real Estate	BBX Sweet Holdings	Renin	Other	Reconciling Items and Eliminations	Segment Total
Revenues:
Trade sales	$—	26,577	34,621	2,738	—	63,936
Sales of real estate inventory	9,278	—	—	—	—	9,278
Interest income	185	27	—	—	(13)	199
Net losses on sales of real estate assets	(34)	—	—	—	—	(34)
Other revenue	787	204	—	473	(58)	1,406

Total revenues	10,216	26,808	34,621	3,211	(71)	74,785

Costs and expenses:
Cost of trade sales	—	23,815	28,127	231	—	52,173
Cost of real estate inventory sold	6,106	—	—	—	—	6,106
Interest expense	—	116	185	5	(306)	—
Recoveries from loan losses, net	(5,037)	—	—	—	—	(5,037)
Impairment losses	2,710	25,303	—	2,727	—	30,740
Selling, general and administrative expenses	3,461	16,640	4,653	3,292	7,868	35,914

Total costs and expenses	7,240	65,874	32,965	6,255	7,562	119,896

Equity in net earnings of unconsolidated real estate joint ventures	696	—	—	—	—	696
Other income (expense)	—	114	(3)	—	—	111
Foreign exchange gain	—	—	272		—	272

(Loss) income before income taxes	$3,672	(38,952)	1,925	(3,044)	(7,633)	(44,032)

Total assets	$161,933	133,182	35,917	6,225	79,479	416,736

Expenditures for property and equipment	$—	2,924	605	45	—	3,574

Depreciation and amortization	$—	2,785	620	51	—	3,456

Debt accretion and amortization	$153	162	9	—	—	324

Cash and cash equivalents	$17,933	3,744	1,871	771	72,218	96,537

Equity method investments	$65,347	—	—	—	—	63,775

Goodwill	$—	14,864	—	—	—	14,864

Notes payable and other borrowings	$32,074	7,688	7,974	129	(6,251)	41,614

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

The table below sets forth the Company’s segment information as of and for six months ended June 30, 2019 (in thousands):

	BBX Capital Real Estate	BBX Sweet Holdings	Renin	Other	Reconciling Items and Eliminations	Segment Total
Revenues:
Trade sales	$—	47,988	34,682	4,404	—	87,074
Sales of real estate inventory	4,660	—	—	—	—	4,660
Interest income	465	29	—	—	2	496
Net gains on sales of real estate assets	10,996	—	—	—	—	10,996
Other revenue	1,125	96	—	863	(174)	1,910

Total revenues	17,246	48,113	34,682	5,267	(172)	105,136

Costs and expenses:
Cost of trade sales	—	31,634	28,006	2,197	—	61,837
Cost of real estate inventory sold	2,643	—	—	—	—	2,643
Interest expense	—	98	256	2	(65)	291
Recoveries from loan losses, net	(2,385)	—	—	—	—	(2,385)
Selling, general and administrative expenses	4,373	20,774	5,477	2,828	11,162	44,614

Total costs and expenses	4,631	52,506	33,739	5,027	11,097	107,000

Equity in net losses of unconsolidated real estate joint ventures	8,742	—	—	—	—	8,742
Other income	170	227	152	5	—	554
Foreign exchange gain	—	—	(24)	—	—	(24)

Income (loss) before income taxes	$21,527	(4,166)	1,071	245	(11,269)	7,408

Total assets	$153,503	168,091	31,626	8,440	7,467	369,127

Expenditures for property and equipment	$3	2,586	205	374	—	3,168

Depreciation and amortization	$93	2,733	594	67	—	3,487

Debt accretion and amortization	$111	112	17	1	—	241

Cash and cash equivalents	$14,551	4,406	—	988	—	19,945

Equity method investments	$65,254	—	—	—	—	65,254

Goodwill	$—	35,521	—	1,727	—	37,248

Notes payable and other borrowings	$31,983	2,928	6,757	200	—	41,868

14. Discontinued Operations

As described in Note 1, FFTRG previously entered into area development and franchise agreements with MOD Pizza related to the development of MOD Pizza franchised restaurant locations throughout Florida and, through 2019, had opened nine restaurant locations. In September 2019, the Company entered into an agreement with MOD Pizza to terminate the area development and franchise agreements and transferred seven of its restaurant

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

locations, including the related assets, operations, and lease obligations, to MOD Pizza. In addition, the Company closed the remaining two locations and terminated the related lease agreements.

FFTRG’s operations as a franchisee of MOD Pizza are presented as discontinued operations in the Company’s combined carve-out financial statements.

The carrying amount of major classes of assets and liabilities included as part of discontinued operations is as follows (in thousands):

	June 30,	December 31,
	2020	2019
ASSETS
Cash and cash equivalents	$3	35
Operating lease assets	—	772
Other assets	58	185

Discontinued operations total assets	$61	992

LIABILITIES AND EQUITY
Liabilities:
Accounts payable	$2	2
Accrued expenses	39	134
Operating lease liability	—	905

Discontinued operations total liabilities	$41	1,041

The major components of loss from discontinued operations are as follows (in thousands):

	For the Six Months Ended June 30,
	2020	2019
Revenues:
Trade sales	$—	3,987
Other revenue	—	58

Total revenues	—	4,045

Costs and expenses:
Cost of trade sales	—	1,296
Depreciation, amortization and accretion, net	—	507
Impairment losses	71	2,756
Selling, general and administrative expenses	20	4,130

Total costs and expenses	91	8,689

Pre-tax loss from discontinued operations	$(91)	(4,644)

BBX Capital Florida and Subsidiaries

Notes to the Combined Carve-Out Financial Statements - Unaudited

The following are the major components of the statement of cash flows from discontinued operations (in thousands):

	For the Six Months Ended June 30,
	2020	2019
Operating activities:
Net loss	$(91)	(4,644)
Adjustment to reconcile net loss to net cash used by operating activities:
Depreciation, amortization and accretion, net	—	507
Impairment losses	71	2,756
Increase in trade inventory	—	(17)
Decrease in other assets	35	409
Change in operating lease assets and liabilities	(113)	208
Increase in accounts payable	—	9
Decrease in accrued expenses	(96)	(728)

Net cash used in operating activities	$(194)	(1,500)

Investing activities:
Cash paid for intangible assets	$—	(40)
Purchases of property and equipment	—	(542)

Net cash used in investing activities	$—	(582)

15. Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through August 17, 2020, the date the financial statements were available to be issued. As of such date, there were no subsequent events identified that required recognition or disclosure other than disclosed below or in the footnotes herein.